UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 7, 2016

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A  state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl.  Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐           No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐           No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Date March 7, 2016

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

-----------------------------------------------------

(Registrant)

By: /s/ Heri Sunaryadi

----------------------------------------------------

(Signature)

Heri Sunaryadi

Director of Finance

Perusahaan Perseroan (Persero)

PT  Telekomunikasi Indonesia Tbk and its subsidiaries

Consolidated financial statementsas of December 31, 2015 and for the year then ended with independent auditor’s report

Statement of the Board of Directors

regarding the Board of Director’s Responsibility for

Consolidated financial statements

as of December 31, 2015and for the year then ended

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk and its Subsidiaries

On behalf ofthe Board of Directors, we undersigned:

1.  Name                                  :Alex J. Sinaga

     Businessaddress                 :Jl. Japati No.1 Bandung 40133

    Address                               :Jl. Anggrek Nelimurni B-70 No. 38Kelurahan Kemanggisan

                                                Kecamatan Palmerah, Jakarta Barat

    Phone                                 :(022) 452 7101

    Position                              :President Director

2.  Name                                  :Heri Sunaryadi

     Business address                :Jl. Japati No.1 Bandung 40133

    Address                               :Jl. Graha Taman Blok HC8 No.5 Bintaro Jaya Sektor 9

                                                Kelurahan Pondok Pucung Kecamatan Pondok Aren,

                                                Tangerang Selatan

Phone                                 :(022) 452 7201/ 021 520 9824

      Position                              :Director of Finance

We hereby state as follows:

1.  We are responsible for the preparation and presentation of the consolidated financial statement of PT Telekomunikasi Indonesia Tbk (the “Company”) and its subsidiaries;

2.  The Company and its subsidiaries’ consolidated financial statement have been prepared and presented in accordance with Indonesian financial accounting standards;

3.  All information has been fully and correctly disclosed in the Company and its subsidiaries’consolidated financial statement;

4.  The Company and its subsidiaries’ consolidated financial statement do not contain false material information or facts, nor do they omit any material information or facts;

5.  We are responsible for the Company and its subsidiaries’ internal control system.

This statement is considered to be true and correct.

Jakarta, February 26, 2016

Alex J. Sinaga President Director	Heri Sunaryadi Director of Finance

This report is originally issued in Indonesian language

Independent Auditor’s Report

Report No. RPC-326/PSS/2016

The Shareholders,Board of Commissioners and Directors of

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk

We have audited the accompanying consolidated financial statements of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk and its subsidiaries, which comprise the consolidated statement of financial position as of December 31, 2015, and the consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Indonesian Financial Accounting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Standards on Auditing established by the Indonesian Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether these consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independent Auditors’ Report (continued)

Report No. RPC-326/PSS/2016 (continued)

Opinion

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbkand its subsidiariesas of December 31, 2015, and their consolidated financial performance and cash flows for the year then ended, in accordance with Indonesian Financial Accounting Standards.

Purwantono, Sungkoro&Surja

Feniwati Chendana, CPA

Public Accountant Registration No. AP.0694

February 26, 2016

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER  31, 2015 AND

FOR THE YEARTHEN ENDEDWITH INDEPENDENT AUDITOR’S REPORT

These consolidated financial statements are originally issued in Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

	Notes	2015	2014 (As restated)	January 1, 2014 (As restated)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	2c,2e,2u,4,36,42	28,117	17,672	14,696
Other current financial assets	2c,2d,2e,2u,5,36,42	2,818	2,797	6,872
Trade receivables - net of provision for impairment of receivables	2g,2u,2ab,2ac,6,16,19,20,28,42
Related parties	2c,36	1,104	873	1,103
Third parties		6,413	6,124	5,520
Other receivables - net of provision for impairment of receivables	2g,2u,42	355	383	395
Inventories - net of provision for obsolescence	2h,7,16,19, 20	528	474	509
Advances and prepaid expenses	2c,2i,8,36	5,839	4,733	3,937
Claim for tax refund	2t,30	66	291	10
Prepaid taxes	2t,30	2,672	890	525
Assets held for sale	2j,10	-	57	105
Total Current Assets		47,912	34,294	33,672
NON-CURRENT ASSETS
Long-term investments	2f,9	1,807	1,767	304
Property and equipment - net of accumulated depreciation	2d,2l,2m,10,16,19,20	103,700	94,809	86,761
Prepaid pension benefit cost	2s,2ab,33	1,331	1,170	949
Advances and other non-current assets	2c,2i,2l,2n,2u,11,36,39,42	7,153	6,479	4,795
Claims for tax refund - net of current portion	2t,30	1,013	745	499
Intangible assets - net of accumulated amortization	2d,2k,2n,12	3,056	2,463	1,508
Deferred tax assets - net	2t,2ab,30	201	95	67
Total Non-current Assets		118,261	107,528	94,883
TOTAL ASSETS		166,173	141,822	128,555

The accompanying notes to the consolidated financial statements form an integral part ofthese consolidated financial statements taken as a whole.

1

These consolidated financial statements are originally issued in Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (continued)

As of December 31, 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

	Notes	2015	2014 (As restated)	January 1, 2014 (As restated)
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade payables	2ab,2o,2r,2u,13,42
Related parties	2c,36	2,075	897	1,029
Third parties		11,919	11,465	11,168
Other payables	2u,42	290	114	388
Taxes payable	2t,30	3,273	2,376	1,698
Accrued expenses	2c,2r,2u,14,26,33,36,42	8,247	5,211	5,264
Unearned income	2r,15	4,360	3,963	3,490
Advances from customers and suppliers	2c,36	805	583	472
Short-term bank loans	2c,2p,2u,16,36,42	602	1,810	432
Current maturities of long-term liabilities	2c,2m,2p,2u,17,36,42	3,842	5,899	5,093
Total Current Liabilities		35,413	32,318	29,034
NON-CURRENT LIABILITIES
Deferred tax liabilities - net	2t,2ab,30	2,110	2,654	2,876
Other liabilities	2r	382	394	472
Long service award provisions	2s,34	501	410	336
Post-retirement health care benefit costs provisions	2s,2ab,35	118	441	993
Pension and other post-employment benefits	2s,2ab,33	4,053	3,870	3,392
Long-term liabilities - net of current maturities	2u,17,42
Obligations under finance leases	2m,10	3,939	4,218	4,321
Two-step loans	2c,2p,18,36	1,296	1,408	1,702
Bonds and notes	2p,19	9,499	2,239	3,073
Bank loans	2c,2p,20,36	15,434	7,878	5,635
Total Non-current Liabilities		37,332	23,512	22,800
TOTAL LIABILITIES		72,745	55,830	51,834

The accompanying notes to the consolidated financial statements form an integral part ofthese consolidated financial statements taken as a whole.

2

These consolidated financial statements are originally issued in Indonesian language

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (continued)

As of December 31, 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

	Notes	2015	2014 (As restated)	January 1, 2014 (As restated)
EQUITY
Capital stock - Rp50 par value per Series A Dwiwarna share and Series B share Authorized – 1 Series A Dwiwarna share and 399,999,999,999 Series B shares Issued and fully paid - 1 Series A Dwiwarna share and 100,799,996,399 Series B shares	1c,22	5,040	5,040	5,040
Additional paid-in capital	2d,2v,23	2,935	2,899	2,323
Treasury stock	2v,24	(3,804)	(3,836)	(5,805)
Effect of change in equity of associated companies	2f	386	386	386
Unrealized holding gain on available-for-sale securities	2u	38	39	38
Translation adjustment	2f	543	415	391
Difference due to acquisition of non-controlling interests in subsidiaries	1d,2d	(508)	(508)	(508)
Other reserves	1d	49	49	49
Retained earnings
Appropriated	2ab,32	15,337	15,337	15,337
Unappropriated		55,120	47,900	42,572
Net equity attributable to:
Owners of the Parent Company		75,136	67,721	59,823
Non-controlling Interests	2b,21	18,292	18,271	16,898
TOTAL EQUITY		93,428	85,992	76,721
TOTAL LIABILITIES AND EQUITY		166,173	141,822	128,555

The accompanying notes to the consolidated financial statements form an integral part ofthese consolidated financial statements taken as a whole.

3

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the Year Ended December 31, 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

	Notes	2015	2014 (As restated)
REVENUES	2c,2r,25,36	102,470	89,696
Operations, maintenance and telecommunication service expenses	2c,2h,2r,7,27,36	(28,116)	(22,288)
Depreciation and amortization expenses	2k,2l,2m,2r,10,11,12	(18,534)	(17,131)
Personnel expenses	2c,2r,2s,2ab,14,26, 33,34,35,36	(11,874)	(9,787)
Interconnection expenses	2c,2r,29,36	(3,586)	(4,893)
General and administrative expenses	2c,2g,2r,2t, 6,28,36	(4,204)	(3,963)
Marketing expenses	2r	(3,275)	(3,092)
Gain (loss) on foreign exchange - net	2q	(46)	(14)
Other income	2r,10c	1,500	1,074
Other expenses	2r,10c,39c	(1,917)	(396)
OPERATING PROFIT		32,418	29,206
Finance income	2c,36	1,407	1,238
Finance costs	2c,2r,36	(2,481)	(1,814)
Share of lossof associated companies	2f,9	(2)	(17)
PROFIT BEFORE INCOME TAX		31,342	28,613
INCOME TAX (EXPENSE) BENEFIT	2t,2ab,30
Current		(8,365)	(7,616)
Deferred		340	277
		(8,025)	(7,339)
PROFIT FOR THE YEAR		23,317	21,274
OTHER COMPREHENSIVE INCOME
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Foreign currency translation	1d,2b,2f	128	24
Change in fair value of available-for-sale financial assets	2u	(1)	1
Share of other comprehensive income of associated companies	2f,9	(2)	-
Other comprehensive income not to be reclassified to profit or loss in subsequent periods:
Defined benefit plan actuarial gain, net of tax	2s,2ab,33,35	506	742
Other comprehensiveincome - net		631	767
TOTAL COMPREHENSIVE INCOME FOR THE YEAR		23,948	22,041
Profit for the year attributable to:
Owners of the parent company		15,489	14,471
Non-controlling interests	2b,2ab,21	7,828	6,803
		23,317	21,274
Total comprehensive income for the year attributable to:
Owners of the parent company		16,130	15,296
Non-controlling interests	2b,2ab,21	7,818	6,745
		23,948	22,041
BASIC AND DILUTED EARNINGS PER SHARE
(in full amount)
Net income per share	2x,2ab,31	157.77	148.13
Net income per ADS (200 Series B shares per ADS)		31,553.37	29,625.16

The accompanying notes to the consolidated financial statements form an integral part ofthese consolidated financial statements taken as a whole.

4

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the Year Ended December 31, 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

		Attributable to owners of the parent company
Descriptions	Notes	Capital stock	Additional paid-in capital	Treasury stock	Effect of change in equity of associated companies	Unrealized Holding gain on available for-sale securities	Translation adjustment	Difference due to acquisition of non-controlling interests in subsidiaries	Other reserves	Retained earnings		Net	Non-controlling interests	Total equity
										Appropriated	Unappropriated
Balance, January 1, 2015 (As restated)		5,040	2,899	(3,836)	386	39	415	(508)	49	15,337	47,900	67,721	18,271	85,992
Paid in capital for associated companies		-	-	-	-	-	-	-	-	-	-	-	34	34
Cash dividends	2w,32	-	-	-	-	-	-	-	-	-	(8,783)	(8,783)	(7,831)	(16,614)
Sales of treasury stock	24	-	36	32	-	-	-	-	-	-	-	68	-	68
Profit for the year	1d,2b,21	-	-	-	-	-	-	-	-	-	15,489	15,489	7,828	23,317
Other comprehensive income	2f,2q,2s,2u,21	-	-	-	-	(1)	128	-	-	-	514	641	(10)	631
Balance, December 31, 2015		5,040	2,935	(3,804)	386	38	543	(508)	49	15,337	55,120	75,136	18,292	93,428

The accompanying notes to the consolidated financial statements form an integral part ofthese consolidated financial statements taken as a whole.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the Year Ended December 31, 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

		Attributable to owners of the parent company
Descriptions	Notes	Capital stock	Additional paid-in capital	Treasury stock	Effect of change in equity of associated companies	Unrealized Holding gain on available-for-sale securities	Translation adjustment	Difference due to acquisition of non-controlling interests in subsidiaries	Other reserves	Retained earnings		Net	Non-controlling interests	Total equity
										Appropriated	Unappropriated
Balance, December 31, 2013		5,040	2,323	(5,805)	386	38	391	(508)	49	15,337	43,291	60,542	16,882	77,424
Adjustment in relation to implementation of Statement of Financial Accounting Standards (“PSAK”) No. 24 Employee Benefits (Revised 2013)	2ab	-	-	-	-	-	-	-	-	-	(719)	(719)	16	(703)
Balance, January 1, 2014, (As restated)		5,040	2,323	(5,805)	386	38	391	(508)	49	15,337	42,572	59,823	16,898	76,721
Paid in capital for associated companies		-	-	-	-	-	-	-	-	-	-	-	113	113
Cash dividends	2w,32	-	-	-	-	-	-	-	-	-	(9,943)	(9,943)	(5,485)	(15,428)
Sales of treasury stock	24	-	576	1,969	-	-	-	-	-	-	-	2,545	-	2,545
Profit for the year	1d,2b,21	-	-	-	-	-	-	-	-	-	14,471	14,471	6,803	21,274
Other comprehensive income	2f,2q,2s,2u,21	-	-	-	-	1	24	-	-	-	800	825	(58)	767
Balance, December 31, 2014 (As restated)		5,040	2,899	(3,836)	386	39	415	(508)	49	15,337	47,900	67,721	18,271	85,992

The accompanying notes to the consolidated financial statements form an integral part ofthese consolidated financial statements taken as a whole.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOW

For the Year Ended December 31, 2015

(Figures in tables are expressed in billions of rupiah, unless otherwise stated)

	Notes	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from:
Customers		98,002	84,748
Other operators		2,700	4,379
Total cash receipts of revenues		100,702	89,127
Interest income received		1,386	1,236
Other cash receipts (payments) - net		575	(48)
Cash payments for expenses		(35,922)	(33,124)
Cash payments to employees		(10,940)	(9,594)
Payments for corporate and final income taxes	30f	(9,299)	(7,436)
Payments for interest costs		(2,623)	(1,911)
Payment for value added taxes- net		(210)	(514)
Net cash provided by operating activities		43,669	37,736
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of property and equipment	10	733	501
Proceeds from insurance claims	10	119	212
Proceeds from sale (acquisition) of other assets	11	36	(8)
Dividends received from associated company	9	18	-
Acquisition of property and equipment	10	(26,499)	(24,798)
Acquisition of intangible assets	12	(1,439)	(1,328)
Placements in time deposit and assets available-for-sale		(146)	-
Acquisition of business,net of acquired cash	1d	(114)	(110)
Increase in advances for purchases of property and equipment		(67)	(1,808)
Acquisition of long-term investments	9	(62)	(1,487)
Proceeds from time deposits	5	-	6,178
Placements in escrow account		-	(2,121)
Divestment of long-terms investments		-	5
Proceeds from sale of available-for-sale financial assets		-	16
Net cash used in investing activities		(27,421)	(24,748)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from bank loans	20	10,698	6,626
Proceeds from bonds	19	6,985	-
Proceeds from short-term bank loans	16	2,558	3,580
Proceeds from medium term notes	19	320	220
Proceeds from sale of treasury stock	24	68	2,541
Capital contribution of non-controlling interests in subsidiaries		5	74
Proceeds from promissory notes	19	-	28
Cash dividends paid to the Company’s stockholder	32	(8,783)	(9,943)
Cash dividends paid to non-controlling interests of subsidiaries		(7,831)	(5,485)
Repayments of two-step and bank loans	18,20	(4,749)	(4,538)
Repayments of short-term bank loans	16	(3,987)	(2,247)
Repayments of bonds	19	(1,005)	-
Payments of obligations under finance leases	10	(610)	(668)
Payments of promissory notes	19	(76)	(271)
Net cash used in financing activities		(6,407)	(10,083)
NET INCREASE IN CASH AND CASH EQUIVALENTS		9,841	2,905
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		604	71
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	4	17,672	14,696
CASH AND CASH EQUIVALENTS AT END OF PERIOD	4	28,117	17,672

The accompanying notes to the consolidated financial statements, form an integral part ofthese consolidated financial statements taken as a whole.

7

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

1.   GENERAL

a.   Establishment and general information

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (the “Company”) was originally part of “Post en Telegraafdienst”, which was established and operated commerciallyin 1884 under the framework of Decree No. 7 dated March 27, 1884 of the Governor General of the Dutch Indies. Decree No. 7 was published in State Gazette No. 52 dated April 3, 1884.

In 1991, the status of the Company was changed into a state-owned limited liability corporation (“Persero”) based on Government Regulation No. 25/1991. The ultimate parent of the Company is the Government of the Republic of Indonesia (the “Government”) (Notes 1c and 22).

The Company was established based on notarial deed No. 128 dated September 24, 1991 of Imas Fatimah, S.H. Its deed of establishment was approved by the Ministry of Justice of the Republic of Indonesia in its Decision Letter No. C2-6870.HT.01.01.Th.1991 dated November 19, 1991 and was published in State Gazette No. 5 dated January 17, 1992, Supplement No. 210. The Articles of Association has been amended several times, the latest amendment of which was about,among others, in compliance with the Financial Services Authority Regulations and the Ministry of State-Owned Enterprises Regulations and Circular Letters, addition of main and supporting  business activities of the Company, addition of special right of Series A Dwiwarna stockholders, revision regarding the change in authority limitation of the Board of Directors which requires approval from the Board of Commissioners in performing such managing activities of the Company as well as improvement in the editorial and systematic of Articles of Association related to the addition of Articles of Association substance based on notarial deed No.20 dated May 12, 2015 of Ashoya Ratam, S.H., MKn. The latestamendment was accepted and approved by the Ministry of Law and HumanRights of the Republic of Indonesia (“MoLHR”) in its Letter No. AHU-AH.01.03-0938775  dated June 9, 2015 and MoLHR decision’s No. AHU-0936901.AH.01.02.Th.2015dated June 9, 2015.

In accordance with Article 3 of the Company’s Articles of Association, the scope of its activities are  to provide telecommunication network and telecommunication and information services, and to optimize the Company’s resources in accordance with prevailing regulations. In regards to achieving this objective, the Company is involved in the following activities:

a.     Main business:

i.      Planning, building, providing, developing, operating, marketing or selling, leasing,  and maintaining telecommunications and information networks in a broad sense in accordance with prevailing regulations.

ii.     Planning, developing, providing, marketing/selling,  and improving telecommunications and information services in a broad sense in accordance with prevailing regulations.

iii.    Investing  including equity capital in other companies in line with achieving the purposes and objectives of the Company.

b.    Supporting business:

i.      Providing payment transactions and money transferring services through telecommunications and information networks.

ii.     Performing activities and other undertakings in connection with the optimization of the Company's resources, which among others, include the utilization of the Company's property and equipment and moving assets, information systems, education and training, and repairs and maintenance facilities.

iii.    Collaborating  with other parties in order to optimize the information, communication or technology resources owned by other parties as service provider in information, communication and technology industry as to achieving the purposes and objectives of the Company.

The Company’s head office is located at Jalan Japati No. 1, Bandung, West Java.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

1.   GENERAL (continued)

  Establishment and general information (continued)

The Company was granted several networks and/or services licenses by the Government of the Republic of Indonesia which are valid for an unlimited period of time as long as the Company complies with prevailing laws and fulfills the obligation stated in thoselicenses. For every license, an evaluation is performed annually and an overall evaluation is performed every 5 (five) years.The Company is obliged to submit reports of networks and/or services annually to the Indonesian Directorate General of Post and Informatics (“DGPI”), which replaced the previous Indonesian Directorate General of Post and Telecommunications (“DGPT”).

The reports comprise information such as network development progress, service quality standard achievement, numbers of customers, license payment and universal service contribution, while for internet telephone services for public purpose, Internet Interconnection Service, and Internet Access Service, there are  additional informations  required such as operational performance, customer segmentation, traffic, and gross revenue.

Details of these licenses are as follows:

License	License No.	Type of services	Grant date/latest renewal date
License to operate local fixed line and basic telephone services network	381/KEP/M.KOMINFO/10/2010	Local fixed line and basic telephone services network	October 28, 2010
License to operate fixed domestic long distance and basic telephone services network	382/KEP/M.KOMINFO/10/2010	Fixed domestic long distance and basic telephone services network	October 28, 2010
License to operate fixed international and basic telephone services network	383/KEP/M.KOMINFO/10/2010	Fixed international and basic telephone services network	October 28, 2010
License to operate fixed closed network	398/KEP/M.KOMINFO/11/2010	Fixed closed network	November 12, 2010
License to operate internet telephone services for public purpose	384/KEP/DJPT/M.KOMINFO/11/2010	Internet telephone services for public purposes	November 29, 2010
License to operate as internet service provider	83/KEP/DJPPI/KOMINFO/4/2011	Internet service provider	April 7, 2011
License to operate data communication system services	169/KEP/DJPPI/KOMINFO/6/2011	Data communication system services	June 6, 2011
License to operate packet switched based local fixed line network	331/KEP/M.KOMINFO/07/2011	Packet switched based local fixed line network	July 27, 2011
License to operate network access point	331/KEP/M.KOMINFO/09/2013	Internet connection services	September 24, 2013

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

1.   GENERAL (continued)

b.   Company’s Board of Commissioners, Directors, Audit Committee, Corporate Secretary and Employees

1.   Board of Commissioners and Directors

Based on resolutions made at Annual General Meeting (“AGM”) of Stockholders of the Company as covered by notarial deed No. 26 of of Ashoya Ratam, S.H., MKn., dated on April 17, 2015, and the Extraordinary General Meeting (“EGM”)  as covered by notarial deed No. 35 of Ashoya Ratam, S.H., MKn., dated on December 19, 2014,the composition of the Company’s Board of Commissioners and Directors as of December  31, 2015 and 2014, respectively, were  as follows:

	2015	2014
President Commissioner	Hendri Saparini	Hendri Saparini
Commissioner	Dolfie Othniel Fredric Palit	Dolfie Othniel Fredric Palit
Commissioner	Hadiyanto	Hadiyanto
Commissioner	Margiyono Darsasumarja	Imam Apriyanto Putro
Independent Commissioner	Rinaldi Firmansyah	Virano Gazi Nasution
Independent Commissioner	Parikesit Suprapto	Parikesit Suprapto
Independent Commissioner	Pamiyati Pamela Johanna	Johnny Swandi Sjam
President Director	Alex Janangkih Sinaga	Alex Janangkih Sinaga
Director of Finance	Heri Sunaryadi	Heri Sunaryadi
Director of Innovation and Strategic Portfolio	Indra Utoyo	Indra Utoyo
Director of Enterprise and Business Service	Muhammad Awaluddin	Muhammad Awaluddin
Director of Wholesale and International Services	Honesti Basyir	Honesti Basyir
Director of Human Capital Management	Herdy Rosadi Harman	Herdy Rosadi Harman
Director of Network, Information Technology and Solution	Abdus Somad Arief	Abdus Somad Arief
Director of Consumer Services	Dian Rachmawan	Dian Rachmawan

2.   Audit Committee and Corporate Secretary

The composition of the Company’s Audit Committee and the Corporate Secretary as of December  31, 2015 and 2014, were as follows:

	2015*	2014
Chair	Rinaldi Firmansyah	JohnnySwandi Sjam
Secretary	Tjatur Purwadi	Tjatur Purwadi
Member	Parikesit Suprapto	Parikesit Suprapto
Member	Dolfie Othniel Fredric Palit	Virano Gazi Nasution
Member	-	Agus Yulianto
Corporate Secretary	Andi Setiawan	Honesti Basyir

* The changes of Audit Committee is based on Board of Commissioners’ Regulation No.10/KEP/DK/2015 dated September 30, 2015.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

1.   GENERAL (continued)

b.   Company’s Board of Commissioners, Directors, Audit Committee, Corporate Secretary and Employees

3.   Employees

As of December  31, 2015 and 2014, the Company and subsidiaries (“Group”)  had24,785  employees and 25,284  employees (unaudited), respectively.

c.   Public offering of securities of the Company

The Company’s shares prior to its Initial Public Offering (“IPO”) totalled 8,400,000,000, consisting of 8,399,999,999 Series B shares and 1 Series A Dwiwarna share, and were wholly-owned by the Government. On November 14, 1995, 933,333,000 new Series B shares and 233,334,000 Series B shares owned by the Government were offered to the public through an IPO and listed on the Indonesia Stock Exchange (“IDX”) and 700,000,000 Series B shares owned by the Government were offered to the public and listed on the New York Stock Exchange (“NYSE”) and the London Stock Exchange (“LSE”), in the form of American Depositary Shares (“ADS”). There were 35,000,000 ADS and each ADS represented 20 Series B shares at that time.

In December 1996, the Government had a block sale of its 388,000,000 Series B shares, and in 1997, distributed 2,670,300 Series B shares as incentive to the Company’s stockholders who did not sell their shares within one year from the date of the IPO. In May 1999, the Government further sold 898,000,000 Series B shares.

To comply with Law No. 1/1995 on Limited Liability Companies, at the AGM of Stockholders of the Company on April 16, 1999, the Company’s stockholders resolved to increase the Company’s issued share capital by the distribution of 746,666,640 bonus shares through the capitalization of certain additional paid-in capital, which were made to the Company’s stockholders in August 1999. On August 16, 2007, Law No. 1/1995 on Limited Liability Companies was amended by the issuance of Law No. 40/2007 on Limited Liability Companies which became effective on the same date. Law No. 40/2007 has no effect on the public offering of shares of the Company. The Company has complied with Law No. 40/2007.

In December 2001, the Government had another block sale of 1,200,000,000 shares or 11.9% of the total outstanding Series B shares. In July 2002, the Government further sold a block of 312,000,000 shares or 3.1% of the total outstanding Series B shares.

At the AGM of Stockholders of the Company held on July 30, 2004, the minutes of which are covered by notarial deed No. 26 of A. Partomuan Pohan, S.H., LLM., the Company’s stockholders approved the Company’s 2-for-1 stock split for Series A Dwiwarna and Series B share. The Series A Dwiwarna share with par value of Rp500 per share was split into 1 Series A Dwiwarna share with par value of Rp250 per share and 1 Series B share with par value of Rp250 per share. The stock split resulted in an increase of the Company’s authorized capital stock from 1 Series A Dwiwarna share and 39,999,999,999 Series B shares to 1 Series A Dwiwarna share and 79,999,999,999 Series B shares, and the issued capital stock from 1 Series A Dwiwarna share and 10,079,999,639 Series B shares to 1 Series A Dwiwarna share and 20,159,999,279 Series B shares. After the stock split, each ADS represented 40 Series B shares.

During the EGM held on December 21, 2005 and the AGM  held on June 29, 2007, June 20, 2008, and May 19, 2011, the Company’s stockholders approved phase I, II, III and IV plan, respectively, of the Company’s program to repurchase its issued Series B shares (Note 24)

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

1.    GENERAL (continued)

c.   Public offering of securities of the Company (continued)

During the period December 21, 2005 to June 20, 2007, the Company had bought back 211,290,500 shares from the public (stock repurchase program phase I). On July 30, 2013, the Company has sold all such shares(Note 24).

At the AGM held on April 19, 2013 as covered by notarial deedNo. 38 dated April 19, 2013 of Ashoya Ratam, S.H., MKn., the stockholders approved the changes to the Company’s plan on the treasury stock acquired under phase III (Note24).

At the AGM held on April 19, 2013, the minutes of which are covered by notarial deed No.38 of Ashoya Ratam, S.H., MKn., the stockholders approved the Company’s 5-for-1stock split for Series A Dwiwarna and Series B shares. Series A Dwiwarna share with par value of Rp250 per share was split into 1 Series A Dwiwarna share with par value of Rp50 per share and 4 Series B shares with par value Rp50 per share. The stock split resulted in an increase of the Company’s authorized capital stock from 1 Series A Dwiwarna and 79,999,999,999 Series B shares to 1 Series A Dwiwarna and 399,999,999,999 Series B shares, and the issued capital stock from 1 Series A Dwiwarna and 20,159,999,279 Series B shares to 1 Series A Dwiwarna and 100,799,996,399 Series B shares. After the stock split, each ADS represented 200 Series B shares.

On May 16 and June 5, 2014, the Company deregistered from Tokyo Stock Exchange (“TSE”)  and delisted from the LSE,respectively.

As of December 31, 2015, all of the Company’s Series B shares are listed on the IDX and 40,806,810  ADS shares are listed on the NYSE (Note 22).

OnJune 25, 2010  the Companyissued the second rupiah bonds with a nominal amount of Rp1,005  billion for Series A, a five-year period and Rp1,995  billion for Series B, a ten-year period, respectively, are listed on the IDX (Note 19a).

On June 16, 2015, the Company issued Continuous Bonds I Telkom Phase I 2015, with a nominal amount Rp2,200 billion for Series A, a seven-year period, Rp2,100 billion for Series B, aten-year period, Rp1,200 billion for Series C, a fifteen-year period and Rp1,500 billion for Series D,a thirty-year period, respectively, are listed on the IDX (Note 19a).

On December 21, 2015, the Company has sold the remaining shares of treasury stock phase III (Note 24).

d.   Subsidiaries

As of December 31, 2015 and 2014, the Company has consolidated the following directly or indirectly owned subsidiaries (Note 2b and 2d):

(i)   Direct subsidiaries:

Subsidiary/place of incorporation	Nature of business/date of incorporation or acquisition by the Company	Year of start of commercial operations	Percentage of ownership interest		Total assets before elimination
			2015	2014	2015	2014
PT Telekomunikasi Selular (“Telkomsel”) Jakarta, Indonesia	Telecommunication - provides telecommunication facilities and mobile cellular services using Global Systems for Mobile Communication (“GSM”) technology/May 26, 1995	1995	65	65	84,086	79,352

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

1.   GENERAL (continued)

d.   Subsidiaries (continued)

(i)   Direct subsidiaries:(continued)

Subsidiary/place of incorporation	Nature of business/date of incorporation or acquisition by the Company	Year of start of commercial operations	Percentage of ownership interest		Total assets before elimination
			2015	2014	2015	2014
PT Dayamitra Telekomunikasi (“Dayamitra”), Jakarta, Indonesia	Telecommunication/May 17, 2001	1995	100	100	9,341	8,836
PT Multimedia Nusantara (“Metra”), Jakarta, Indonesia	Network telecommunication services and multimedia/May 9, 2003	1998	100	100	8,563	6,294
PT Telekomunikasi Indonesia International (“TII”), Jakarta, Indonesia	Telecommunication/July 31, 2003	1995	100	100	5,604	4,549
PT Telkom Akses (“Telkom Akses”), Jakarta, Indonesia	Construction, service and trade in the field of telecommunication/ November 26, 2012	2013	100	100	3,696	2,089
PT Graha Sarana Duta (“GSD”), Jakarta, Indonesia	Leasing of offices and providing building management and maintenance services, civil consultant and developer/April 25, 2001	1982	99.99	99.99	3,581	2,310
PT PINS Indonesia (“PINS”) previously PT Pramindo Ikat Nusantara Jakarta, Indonesia	Telecommunication construction and services/August 15,2002	1995	100	100	2,960	3,129
PT Infrastruktur Telekomunikasi Indonesia (“Telkom Infratel”) Jakarta, Indonesia	Construction, service and trade in the field of telecommunication/ January 16, 2014	2014	100	100	647	331
PT Patra Telekomunikasi Indonesia (“Patrakom”) Jakarta, Indonesia	Telecomunication-provides satellite communication system, services and facilities/September 28, 1995	1996	100	100	472	345
PT Napsindo Primatel Internasional (“Napsindo”), Jakarta, Indonesia	Telecommunication - provides Network Access Point (NAP), Voice Over Data (VOD) and other related services/December 29, 1998	1999; ceased operations on January 13, 2006	60	60	5	5

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

1.   GENERAL (continued)

d.   Subsidiaries (continued)

(ii) Indirect subsidiaries:

Subsidiary/place of incorporation	Nature of business/date of incorporation or acquisition by the Company	Year of start of commercial operations	Percentage of ownership interest		Total assets before elimination
			2015	2014	2015	2014
PT Sigma Cipta Caraka (“Sigma”), Tangerang, Indonesia	Information technology service – system implementation and integration service, outsourcing and software license maintenance/May 1,1987	1988	100	100	3,587	2,513
PT Infomedia Nusantara (“Infomedia”), Jakarta, Indonesia	Data and information service – provides Telecommunication information services and other information services in the form of print and electronic media and call center services/September 22,1999	1984	100	100	1,622	1,354
Telekomunikasi Indonesia International Pte. Ltd., Singapore	Telecommunication/December 6, 2007	2008	100	100	1,618	1,058
PT Telkom Landmark Tower (“TLT”), Jakarta, Indonesia	Service for property development and management/February 1, 2012	2012	55	55	1,245	828
Telekomunikasi Indonesia International (“TL”) S.A., Timor Leste	Telecommunication/September 11, 2012	2012	100	100	854	832
PT Metra Digital Media (“MD Media”), Jakarta, Indonesia	Directory information services/January 22, 2013	2013	99.99	99.99	618	722
PT Finnet Indonesia (“Finnet”), Jakarta, Indonesia	Information technologyservices/October 31, 2005	2006	60	60	513	208
Telekomunikasi Indonesia International Ltd., Hong Kong	Telecommunication/December 8, 2010	2010	100	100	326	242
Telekomunikasi Indonesia Internasional Pty Ltd. (“Telkom, Australia”) Australia	Telecommunication/January 9, 2013	2013	100	100	171	190
PT Nusantara Sukses Investasi (”NSI”) Jakarta, Indonesia	Service and trading/September 1, 2014	2014	99.99	99.99	165	115
PT Administrasi Medika (“Ad Medika”), Jakarta, Indonesia	Health insurance administration services/February 25, 2010	2002	75	75	160	136

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

1.   GENERAL (continued)

d.   Subsidiaries (continued)

(ii) Indirect subsidiaries:(continued)

Subsidiary/place of incorporation	Nature of business/ date of incorporation or acquisition by the Company	Year of start of commercial operations	Percentage of ownership interest		Total assets before elimination
			2015	2014	2015	2014
PT Graha Yasa Selaras (“GYS”) Jakarta, Indonesia	Tourism service/ April 27, 2012	2012	51	51	160	88
PT Metra Plasa (“Metra Plasa”), Jakarta, Indonesia	Network & e-commerce services/April 9, 2012	2012	60	60	85	88
PT MetraNet (“Metranet”), Jakarta, Indonesia	Multimedia portal service/ April 17, 2009	2009	99.99	99.99	66	42
Telekomunikasi Indonesia International (“Telkom USA”) Inc. USA	Telecommunication/ December 11, 2013	2014	100	100	52	1
PT Sarana Usaha Sejahtera Insanpalapa (”TelkoMedika”) Jakarta, Indonesia	Health services, medicine services including pharmacies, laboratories and other health care support/November 30, 2015	2008	75	-	49	-
PT Pojok Celebes Mandiri (“PCM”) Jakarta, Indonesia	Tour agent/bureau services/August 16, 2013	2008	51	51	18	13
PT Satelit Multimedia Indonesia (“SMI”) Jakarta, Indonesia	Satelliteservices/March 25, 2013	2013	99.99	99.99	13	7
PT Metra Digital Investama (“MDI”) previously PT Metra Media Jakarta, Indonesia	Trading and/or providing service related to information and tehnology multimedia, entertainment and investment/January 8, 2013	2013	99.99	99.99	4	0
PT Metra TV (“Metra TV”) Jakarta, Indonesia	Subscription-broadcasting services/ January 8, 2013	2013	99.83	99.83	-	-
PT Nusantara Sukses Sarana (”NSS”) Jakarta, Indonesia	Building and hotel management service, and other services/ September 1, 2014	-	99.99	99.99	-	-
PT Nusantara Sukses Realti (”NSR”) Jakarta, Indonesia	Service and trading/September 1, 2014	-	99.99	99.99	-	-

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

1.   GENERAL (continued)

d.   Subsidiaries (continued)

(a)   Metra

On June 5, 2014, based on the Circular Resolution of the Stockholders of Metra as covered by notarial deed No. 18 of N.M. Dipo Nusantara Pua Upa, S.H., M.Kn., which was approved by the MoLHR through its Letter No. AHU-03769.40.20.2014 dated June 10, 2014, PT Metra Media’s stockholders approved thechange of name from PT Metra Mediato PT Metra Digital Investama (“MDI”).

On December 12, 2014, based on the Circular Resolution of the Stockholders of Metra as covered by notarial deed No. 24 dated December 12, 2014 of N.M. Dipo Nusantara Pua Upa, S.H.,M.Kn., which has been approved by the MoLHR through its Letter No. AHU-09792.40.21.2014 dated December 17, 2014, Metra’s stockholders approved an increase in its authorized capital to 350,000,000 shares, amounting to Rp3.5 trillion which was taken proportionately by each of the shareholdersand approved an increase in its issued and paid capital to 273,307,349 shares amounting to Rp2.7 trillion.

On November 30, 2015, Metra acquired 13,850 shares of TelkoMedika (equal to 75% ownership) with acquisition cost amounting to Rp69.5 billion. TelkoMedika engaged in health services, procurement and medicine services, including the establishment of pharmacies, hospital, clinic, or other healthcare support.

            (b)  Sigma

Sigma has amendedits Articles of Association several times, the latest amandment of whichwas notarizedby deed No. 02 dated December 4, 2014 of Utiek Rochmuljati Abdurachman, SH., MLI., MKn., regarding the changes in the authorized capital, stock and the issued and fully paid capital stock. The latest amandment ofthe Articles of Association was approved by MoLHRthrough its Letter No. AHU-12707.40.20.2014 dated December 11, 2014.

Based on notarial deed No.09 dated December 18, 2015 of Utiek Rochmuljati Abdurachman, SH., MLI, MKn., approved by MoLHR through its decision letter No. AHU-AH.01.03-09904427 dated December 22, 2015, Sigma bought 55% ownership of PT Media Nusantara Data Global’s (“MNDG”), which is engaged in data centerservices.

The acquisition cost amounting to Rp45 billion and the fair value of identifiable net assets amounting to Rp30 billion resulting a goodwill of Rp15 billion (Note 12).

            (c)   Dayamitra

Regarding the Conditional Shares Exchange Agreement (“CSEA”) with PT Tower Bersama Infrastructure Tbk (“TBI”), the transaction was terminated by the Company due to nonfulfillment of the terms stated in the CSEA.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

1.   GENERAL (continued)

d.   Subsidiaries (continued)

            (d)   Telkom Infratel

On January 16, 2014, the Company established a wholly-owned subsidiary under the name PT Telkom Infrastruktur TelekomunikasiIndonesia (“Telkom Infratel”) which was  approved by the MoLHR through its Decision Letter No. AHU-03196.AH.01.01.2014  dated January23, 2014  with 100% ownership. Telkom Infratel is engaged in providing construction,  service and trade in the field of telecommunication.

(e)    GSD

On August 27, 2014, based on notarial deed No. 21 dated August 27, 2014 of Zulkifli Harahap, S.H., which was approved by the MoLHR in its Letter No. AHU-22722.40.10.2014  dated September1, 2014, GSD established a subsidiary, PT Nusantara Sukses Sarana (“NSS”) with 99.99% ownership. NSS is engaged in building and hotelmanagement servicesand other services. As of the date of approval and authorization for the issuance of the consolidated financial statements, NSS has not commenced operational activities.

On August 27, 2014, based on notarial deed No. 22 dated August 27, 2014 of Zulkifli Harahap, S.H., which was approved by the MoLHR in its Letter No. AHU-22723.40.10.2014  dated September1, 2014, GSD established a subsidiary, PT Nusantara Sukses Realti (“NSR”) with 99.99% ownership. NSR is engaged in service and trading. As of the date of approval and authorization for the issuance of the consolidated financial statements, NSR has not commenced operational activities.

On August 27, 2014, based on notarial deed No. 23 dated August 27, 2014 of Zulkifli Harahap, S.H., which was approved by the MoLHR in its Letter No. AHU-22724.40.10.2014  dated September1,2014, GSD established a subsidiary, PT Nusantara Sukses Investasi (“NSI”)with 99.99% ownership. NSI is engaged in service and trading.

(f)     Telin

On May 19, 2015, Pachub Acquisition Co. was incorporated, with Telekomunikasi Indonesia International (USA) obtaining100% direct ownership.

On May 29, 2015, Telkom USA and Pachub Acquisition Co entered into an agreement and plan of merger with AP Teleguam Holdings, Inc. As of the date of the issuance of these consolidated financial statements, the plan of merger is still being evaluated by the local authorities.

e.   Authorization for the issuance of the consolidated financial statements

The consolidated financial statements were prepared and approved for issuanceby the Board of Directors on February26, 2016.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Company and subsidiaries (collectively referred to as “the Group”) has  been prepared in accordance with Financial Accounting Standards (“StandarAkuntansiKeuangan” or “SAK”) including Indonesian Financial Accounting Standards (“Pernyataan Standar Akuntansi Keuangan” or “PSAK”) and Interpretation of Financial Accounting Standards (“Interpretasi Standar Akuntansi Keuangan” or “ISAK”) in Indonesia published by Financial Accounting Standard Board of Indonesian Institute of Accountants and Regulation No. VIII.G.7 of the Capital Market and Financial Institution Supervisory Agency (“Bapepam-LK”) regarding the Presentationand Disclosures of Financial Statements of Issuers or Public Companies, enclosed in the decision letter KEP-347/BL/2012.

a.   Basis of preparation of financial statements

The consolidated financial statements, except for the consolidated statements of cash flows, are prepared on the accrual basis. The measurement basis used is historical cost, except for certain accounts, which are measured using the basis mentioned in the relevant notesherein.

The consolidated statements of cash flows are prepared using the direct method and present the changes in cash and cash equivalents from operating, investing and financing activities.

Figures in the consolidated financial statements are presented and rounded to billions of Indonesian rupiah (“Rp”), unless otherwise stated.

The consolidated financial statements provide comparative information in respect of the previous period. In addition, the Group presents an additional statement of financial position at the beginning of the earliest period presented when there is retrospective application of an accounting policy, a retrospective statement, or a reclassification of items in the financial statements. An additional statement of financial position as of Januari 1, 2014, is presented in these consolidated financial statements due to the retrospective application of PSAK 24, Employee Benefits (Revised 2013) and PSAK 50, Financial Instruments: Presentation (Revised 2014) (Note 2ab).

            Accounting Standards Issued but not yet Effective

Accounting standards and interpretations that have been approved by the Financial Accounting Standards Board ("DSAK"), but not yet effective for the current year's financial statements disclosed below. The Group intends to apply such standards, if deemed relevant, once has become effective.

Effective January 1, 2016:

•         Amendments to PSAK 4: Separate Financial Statements of Equity Method in Separate Financial Statements.

The amendments allow the use of the equity method as a method of recording the investment in subsidiaries, joint ventures and associates in the separate financial statements of the entity.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

a.   Basis of preparation of financial statements (continued)

            Accounting standards issued but not yet effective (continued)

Effective January 1, 2016 (continued):

•         Amendments to PSAK 15: Investments in Associates and Joint Ventures on Investment Entities: The Application of Consolidation Exception.

The amendments provide clarification on consolidation exception for investment entities when certain criterias are met.

•         Amendments to PSAK 16: Property, Plant and Equipment on Clarification of the Accepted Depreciation and Amortization Methodology.

The amendments provide additional explanation of the approximate indication of the technical or commercial obsolescence of an asset. The amendments also clarify that use of the depreciation method based on revenue is not appropiate.

•      Amendments to PSAK 19: Intangible Assets on Clarification of the Accepted Depreciation and Amortization Methodology.

The amendments provide clarification on the presumption that revenue is not appropriate reflects the consumption of the economic benefits embodied in the intangible assets is rebutted in certain limited circumstances.

•      Amendments to PSAK  24: Employee Benefits on a Defined Benefit Plans: Contribution from Employees.

The  amendments  simplify  the accounting for the contribution from employees  or third parties that independent on the number of years of service, for example contributions from employees that are fixed percentage of the employee’s salary.

•      Amendments to PSAK 65: Consolidated Financial Statements on Investment Entities: Application Consolidation Exceptions.

The amendments clarify the consolidation exceptions for investment entities when certain criterias are met.

•      Amendments to PSAK  66: Joint Arrangement on Accounting for Acquisition of Interests in Joint Operations.

The amendments require that all principles on business combinations accounting in PSAK 22: Business Combinations and other PSAKs and the disclosures requirements applicable to the acquisition of the initial interest and additional interest in a joint operation, to the extent that do not conflict with the guidance in this PSAK.

•      Amendments to PSAK 67: Disclosure of Interests in Other Entities on Investment Entities: Application of Consolidation Exceptions.

The amendments clarify the consolidation exceptions for investment entities when certain criterias are met.

•      PSAK 5 (Adjustment 2015): Operating Segments.

The PSAK adds the disclosure of brief description on aggregated operating segments and indicators for similar economic characteristics.

•      PSAK 7 (Adjustment 2015): Related Party Disclosures.

The PSAK adds requirements for related parties and clarify the disclosure of compensation paid by the management entity.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

a.   Basis of preparation of financial statements (continued)

            Accounting standards issued but not yet effective (continued)

Effective January 1, 2016 (continued):

•      PSAK 13 (Adjustment 2015): Investment Property.

The PSAK provides clarification that PSAK 13 and PSAK 22 are interrelated. An entity may refer to PSAK 13 to determine whether or not property is investment property or owner-occupied property. Entity may also refer to PSAK 22 to determine whether or not the acquisition of investment property is a business combination.

•      PSAK  16 (Adjustment 2015): Plant, Property and Equipment.

The PSAK provides clarification of the revaluation model, that when an entity uses the revaluation model, the carrying amount of the asset is restated on revalued amount.

•      PSAK 19 (Adjustment 2015): Intangible Assets.

The PSAK provides clarification of the revaluation model, that when an entity uses the revaluation model, the carrying amount of the asset is restated on revalued amount.

•      PSAK  22 (Adjustment 2015): Business Combinations.

The PSAK clarifies the scope and the obligation to pay contingent consideration that meets the definition of a financial instruments are recognized as a financial liability or as equity.

•      PSAK 25 (Adjustment 2015) Accounting Policies, Changes in Accounting Estimates and Errors.

The PSAK provides editorial revision on the limitations of retrospective application.

•      PSAK 53 (Adjustment 2015): Share Based Payment.

The PSAK clarifies the definition of vesting conditions and define performance and service conditions separately.

•      PSAK 68 (Adjustment 2015): Fair Value Measurement.

The PSAK clarifies that the portfolio exception, which permits an entity to measure the fair value of a group of financial assets and financial liabilities on a net basis, applied to all contracts (including non-financial contracts) within the scope of PSAK 55.

•      ISAK  30: Levy.

The ISAK is an interpretation of PSAK 57 Provisions, Contingent Liabilities and Contingent Assets which clarifies the accounting for liability to pay levy, other than income taxes within the scope of PSAK 46: Income Tax and other penalties on violations of law, to the Government.

Effective January 1, 2017:

•         Amendments to PSAK 1 Presentation of Financial Statements on Disclosure Initiative.

The amendments provide clarification on the application of the requirements of materiality, the flexibility of systematic order of the notes to the financial statements and the identification of significant accounting policies.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

a.   Basis of preparation of financial statements (continued)

            Effective January 1, 2017 (continued):

•         ISAK 31: Interpretation on the Scope of PSAK 13: Investment Property.

The ISAK provides an interpretation of the characteristics of the building used as part of the definition of investment property in PSAK 13: Investment Property. The building as investment property refer to structures that have physical characteristics generally associated as a building with the walls, floors, and roofs are attached to the assets.

Circular Letter of The Financial Services Authority ("CLFSA")

On September 1, 2015, FSA issued Circular Letter No. 27/SE OJK.04/2015 on "Accounting for Leased-out Telecommunication Tower Assets". CLFSA states that the leased-out telecommunication tower assets of the issuers and/or its subsidiaries shall be presented as investment property. This CLFSA is effective for the financial statements with the annual period ending on or after December 31, 2015. Management has evaluated and determined that the telecommunication tower assets leased-out to third parties are presented as part of property and equipment in these consolidated financial statements since the amount is not significant.

b.   Principles of consolidation

The consolidated financial statements consist of the financial statements of the Company and the subsidiaries over which it has control. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has the power over the investee, exposure or rights, to variable returns from its involvement with the investee, and the ability to use its power over the investee to affect its returns.

The Group re-assesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control over the subsidiary. Assets, liabilities, income and expenses, of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Group gain control until the date the Group ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income (“OCI”) are attributed to the equity holders of the Company and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance.

Intercompany balances and transactions have been eliminated in the consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

b.   Principles of consolidation (continued)

In case of loss of control over a subsidiary, the Group:

•     derecognizes the assets (including goodwill) and liabilities of the subsidiary at the carrying amounts on the date when it loses control;

•     derecognizes the carrying amounts of any non-controlling interests of its former subsidiary on the date when it loses control;

•     recognizes the fair value of the consideration received (if any) from the transaction, events, or condition that caused the loss of control;

•     recognizes the fair value of any investment retained in the subsidiary at fair value on the date of loss of control;

•     recognizes any surplus or deficit in profit or loss that is attributable to the Group.

c.   Transactions with related parties

The Group has transactions with related parties. The definition of related parties used is in accordance with the Bapepam-LK’s Regulation No. VIII.G.7 regarding the Presentations and Disclosures of Financial Statements of Issuers or Public companies, enclosed in the decision letter No. KEP-347/BL/2012. The party  which is  considered as a related party is  a person or entity that is related to the entity that is preparing its financial statements.

Under the Regulation of Bapepam-LK No.VIII.G.7, a government-related entity is an entity that is controlled, jointly controlled or significantly influenced by a government. Government in this context is the Minister of Finance or the Local Government, as the shareholder of the entity. Formerly, the Group in its disclosure applied the definition of related party used based on PSAK 7 “Related Party”.

Key management personnel are identified as the persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including any director (whether executive or otherwise) of the Group. The related-party status extends to the key management of the subsidiaries to the extent they direct the operations of subsidiaries with minimal involvement from the Company’s management.

d.   Business combinations

Business combination is accounted for using the acquisition method. The consideration transferred is measured at fair value, which is the aggregate of the fair value of the assets transferred, liabilities incurred or assumed and the equity instruments issued in exchange for control of the acquiree.For each business combination, non-controlling interest is measured at fair value or at the proportionateshare of the acquiree’s identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis. Acquisition-related costs are expensed as incurred. The acquiree’s identifiable assets and liabilities are recognized at their fair values at the acquisition date.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

d.   Business combinations (continued)

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests, and any previous interest held, over the net identifiable assets acquired and liabilities assumed. If the fair value of net assets acquired is in excess of the aggregate consideration transferred, the Group re-assess whether it has correctly identified all of the assets acquired and all of the liabilities assumed, and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the re-assessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit and loss.

When the determination of consideration from a business combination includes contingent consideration, it is measured at its fair value on acquisition date. Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognized in profit or loss when adjustments are recorded outside the measurement period. Changes in the fair value of the contingent consideration that qualify as measurement-period adjustments are adjusted retrospectively, with corresponding adjustments made against goodwill. Measurement-period adjustments are adjustments that arise from additional information obtained during the measurement period, which cannot exceed one year from the acquisition date, about facts and circumstances that existed at the acquisition date.

In a business combination achieved in stages, the acquirer remeasures its previously held equity interest in theacquiree at its acquisition-date fair value and recognizes the resulting gain or loss, if any, in profit or loss.

Based on PSAK 38 (Revised 2012), “Common Control Business Combination”, the transfer of assets, liabilities, shares or other ownership instruments among the companies under common control would not result in a gain or loss. Since the restructuring transaction between entities under common control does not result in a change of the economic substance of the ownership of assets, liabilities, shares or other instruments of ownership, which are exchanged, assets or liabilities transferred are recorded at book value using the pooling-of-interests method. In applying the pooling-of-interests method, the components of the financial statements for the period during which the restructuring occurred must be presented in such a manner as if the restructuring has occurred since the beginning of the earliest period presented. The excess of consideration paid or received over the carrying value of interest acquired, net of income tax, is directly recognized to equity and presented as “Additional Paid-in Capital” under the equity section of the consolidated statement of financial position.

At the initial application of PSAK 38 (Revised 2012),all balances of the Difference In Value of restructuring Transactions of Entities under Common Control was reclassified to “Additional Paid-in Capital” in the consolidated statement of financial position.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

e.   Cash and cash equivalents

Cash and cash equivalents comprises cash on hand and in banks and all unrestricted time deposits with original maturities of three months or less at the time of placement.

Time deposits with maturities of more than three months but not more than one year are presented as part of “Other Current Financial Assets”  in the consolidated statement of financial position.

f.    Investments in associated companies

An associate is an entity over which the Group (as investor) has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but does not include control or joint control over those operating policies. The considerations made in determining significant influence are similar to those necessary to determine control over subsidiaries.

      The Group’s investments in its associates are accounted for using the equity method.

Under the equity method, the investment in an associate is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in the investor’s share of the net assets of the associate since the acquisition date. On acquisition of the investment, any difference between the cost of the investment and the entity's share of the net fair value of the investee's identifiable assets and liabilities is accounted for as follows:

a.     Goodwill relating to an associate or a joint venture is included in the carrying amount of the investment and is neither amortized nor individually tested for impairment.

b.    Any excess of the entity's share of the net fair value of the investee's identifiable assets and liabilities over the cost of the investment is included as income in the determination of the entity's share of the associate or joint venture's profit or loss in the period in which the investment is acquired.

The consolidated statements of profit or loss and other comprehensive income reflect the Group’s share of the results of operations of the associate. Any change in the other comprehensive income of the associate is presented as part of other comprehensive income. In addition, when there has been a change recognized directly in the equity of the associate, the Group recognizes it share of the change in the consolidated statements of changes in equity. Unrealized gain and losses resulting from transactions between the Group and the associate are eliminated to the extent of the interest in the associate.

The Group determines at each reporting date whether there is any objective evidence that the investments in associated companies are impaired. If there is, the Group calculates and recognizes the amount of impairment as the difference between the recoverable amount of the investments in the associated companies and their carrying value.

These assets are included in “Long-term Investments” in the consolidated statements of financial position.

The functional currency of PT Citra Sari Makmur (“CSM”) is the United States dollar (“U.S. dollars”), and Telin Malaysia is the Malaysian ringgit (“MYR”). For the purpose of reporting these investments using the equity method, the assets and liabilities of these companies as of the statement of financial position date are translated into Indonesian rupiah using the rate of exchange prevailing at that date, while revenues and expenses are translated into Indonesian rupiah at the average rates of exchange for the year. The resulting translation adjustments are reported as part of “translation adjustment” in the equity section of the consolidated statements of financial position.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

g.   Trade and other receivables

Trade and other receivables are recognized initially at fair value and subsequently measured at amortized cost, less provision for impairment. This provision for impairment is made based on management’s evaluation of the collectibility of the outstanding amounts. Receivables are written off in the year they are determined to be uncollectible.

h.   Inventories

Inventories consist of components, which are subsequently expensed or reclassified into property and equipment upon use. Components represent telephone terminals, cables, and other spare parts. Inventories also include Subscriber Identification Module (“SIM”) cards, handsets, set top boxes, wireless broadband modems, and blank prepaid vouchers.

The costs of inventories comprise of the purchase price, import duties, other taxes, transport, handling, and other costs directly attributable to their acquisition. Inventories are recognized at the lower of cost and net realizable value. Net realizable value is the estimate of selling price less the costs to sell.

Cost is determined using the weighted average method.

The amounts of any write-down of inventories below cost to net realizable value and all losses of inventories are recognized as expense in the period in which the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, is recognized as a reduction in the amount of general and administrative expenses in the year in which the reversal occurs.

Provision for obsolescence is primarily based on the estimated forecast of future usage of these items.

i.    Prepaid expenses

Prepaid expenses are amortized over their future beneficial periods using the straight-line method.

j.    Assets held for sale

Assets (or disposal groups) are classified as held for sale when their carrying amount is to be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are stated at the lower of carrying amount and fair value less costs to sell.

Assets that meet the criteria to be classified as held for sale are reclassified from property and equipment and depreciation on such assets is ceased.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

k.   Intangible assets

Intangible assets mainly consist of software and license. Intangible assets are recognized if it is highly probable that the expected future economic benefits that are attributable to each asset will flow to the Group,and the cost of the asset can be reliably measured.

Intangible assets are stated at cost less accumulated amortization and impairment losses, if any. Intangible assets are amortized over their estimated useful lives. The Group estimates the recoverable value of its intangible assets. When the carrying amount of an intangible asset exceeds its estimated recoverable amount, the asset is writtendown to its estimated recoverable amount.

Intangible assets are amortized using the straight-line method, based on the estimated useful lives of the intangible assets as follows:

Years
Software	3-6
License	3-20
Other intangible assets	1-30

Intangible assets are derecognized on disposal, or when no further economic benefits are expected, either from further use or from disposal. The difference between the carrying amount and the net proceeds received from disposal is recognized in the consolidated statement of profit or loss and other comprehensive income.

l.    Property and equipment

Property and equipment are stated at costless accumulated depreciation and impairment losses.

The cost of an item of property and equipment includes: (a) purchase price, (b) any costs directly attributable to bringing the asset to its location and condition, and (c) the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

Property and equipment, except landrights, are depreciated using the straight-line method based on the estimated useful lives of the assets as follows:

Years
Buildings	15-40
Leasehold improvements	2-15
Switching equipment	3-15
Telegraph, telex and data communication equipment	5-15
Transmission installation and equipment	3-25
Satellite, earth station and equipment	3-20
Cable network	5-25
Power supply	3-20
Data processing equipment	3-20
Other telecommunication peripherals	5
Office equipment	2-5
Vehicles	4-8
Asset Customer Premises Equipment (“CPE”)	4-5
Other equipment	2-5

Significant expenditures related to leasehold improvements are capitalized and depreciated over the lease term.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

l.    Property and equipment (continued)

The depreciation method, useful life and residual value of an asset are reviewed at least at each financial year-end and adjusted, if appropriate. The residual value of an asset is the estimated  amount that the Group would currently obtain from disposal of the asset, after deducting the estimated costs of disposal, if the asset is already of the age and in the condition expected at the end of its useful life.

Property and equipment acquired in exchange for a non-monetary asset or for a combination of monetary and non-monetary assets are measured at fair value unless, (i) the exchange transaction lacks commercial substance; or (ii) the fair value of neither the asset received nor the asset given up is reliably measurable.

Major spare parts and standbyequipment that are expected to be used for more than 12 months are recorded as part of property and equipment.

When assets are retired or otherwise disposed of, their cost and the related accumulated depreciation are derecognized from the consolidated statement of financial position and the resulting gains or losses on the disposal or sale of the property and equipment are recognized in the consolidated statement of profit or loss and other comprehensive income.

Certain computer hardware can not be used without the availability of certain computer software. In such circumstance, the computer software is recorded as part of the computer hardware. If the computer software is independent from its computer hardware, it is recorded as part of intangible assets.

The cost of maintenance and repairs is charged to the consolidated statement of profit or loss and other comprehensive income as incurred. Significant renewals and betterments are capitalized.

Property under construction is stated at cost until construction is completed, at which time it is reclassified to the property and equipment account to which it relates. During the construction period until the property is ready for its intended use or sale, borrowing costs, which include interest expense and foreign currency exchange differences incurred on loans obtained to finance the construction of the asset, as long as it meets the definition of a qualifying asset are, capitalized in proportion to the average amount of accumulated expenditures during the period. Capitalization of borrowing cost ceases when the construction is completed and the asset is ready for its intended use.

m.  Leases

In determining whether an arrangement is, or contains a lease, the Group performs an evaluation over the substance of the arrangement.A lease is classified as a finance lease or operating lease based on the substance, not the form of the contract. Finance lease is recognized if the lease transfers substantially all the risks and rewards incidental to the ownership of the leased asset.

Assets and liabilities under a finance lease are recognized in the consolidated statement of financial position at amounts equal to the fair value of the leased assets or, if lower, the present value of the minimum lease payments. Any initial direct costs of the Group are  added to the amount recognized as assets.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the year in which they are incurred.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

m.  Leases (continued)

Leased assets are depreciated using the same method and based on the useful lives as estimated for directly acquired property and equipment. However, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the leased assets are fully depreciated over the shorter of the lease terms and their economic useful lives.

      Lease arrangements that do not meet the above criteria are accounted for as operating leases for which payments are charged as an expense on the straight-line basis over the lease period.

n.   Deferred charges-land rights

Costs incurred to process the initial legal land rights are recognized as part of the property and equipment and are not amortized. Costs incurred to process the extension or renewal of legal land rights are deferred and amortized over the shorter of the legal term of the land rights or the economic life of the land.

o.   Trade payables

      Trade payables are obligations to pay for goods or services that have been acquired from suppliers in the ordinary course of business. Trade payables are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business, if this period is longer). If not, they are presented as non-current liabilities.

      Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method.

p.   Borrowings

      Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statement of profit or loss and other comprehensive income over the period of the borrowings using the effective interest method.

      Fees paid on obtaining loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facilities will be drawn down. In this case, the fee is deferred until the drawdown occurs. To the extent there is no evidence that it is probable that some or all of the facilities will be drawn down, the fee is capitalized as a pre-payment for liquidity services and amortized over the period of the facilities to which it relates.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

q.   Foreign currency translations

The functional currency and the recording currency of the Group are both the Indonesian rupiah, except for the functional currency of Telekomunikasi Indonesia International Pte. Ltd., Hong Kong, Telekomunikasi Indonesia International Pte., Singapore, and Telekomunikasi Indonesia International S.A., Timor Leste whose accounting records are maintained in U.S.dollars and Telekomunikasi Indonesia International, Pty.Ltd., Australia whose accounting records is maintained in Australian dollars. Transactions in foreign currencies are translated into Indonesian rupiah at the rates of exchange prevailing at transaction date. At the consolidated statement of financial position date, monetary assetsand liabilitiesdenominated in foreign currencies are translated into Indonesian rupiah based on the buy and sell rates quoted by Reuters prevailing at the consolidated statement of financial position date,as follows (in full amount):

	2015		2014
	Buy	Sell	Buy	Sell
U.S. dollar (“US$”) 1	13,780	13,790	12,380	12,390
Australian dollar (“AU$”) 1	10,076	10,092	10,143	10,155
Euro 1	15,049	15,064	15,044	15,059
Yen 1	114.47	114.56	103.53	103.64

The resulting foreign exchange gains or losses, realized and unrealized, are credited or charged to the consolidated statement of profit or loss and other comprehensive income of the current year, except for foreign exchange differences incurred on borrowings during the construction of qualifying assets which are capitalized to the extent that the borrowings can be attributed to the construction of those qualifying assets (Note 2l).

r.    Revenue and expense recognition

i.    Cellular and fixed wireless telephone revenues

Revenues from postpaid service, which consist of usage and monthly charges, are recognized as follows:

•         Airtime and charges for value added services are recognized based on usage by subscribers.

•         Monthly subscription charges are recognized as revenues when incurred by subscribers.

Revenues from prepaid service, which consist of the sale of starter packs (also known as SIM cards and start-up load vouchers) and pulse reload vouchers, are recognized initially as unearned income and recognized as revenue based on total of successful calls made and the value added services used by the subscribers or the expiration of the unused stored value of the voucher.

ii.    Fixed line telephone revenues

Revenues from usage charges are recognized as customers incur the charges. Monthly subscription charges are recognized as revenues when incurred by subscribers.

Revenues from fixed line installationsare deferred and recognized as revenue on the straight-line basis over the expected term of the customer relationships. Based on reviews of historical information and customer trends, the Company determined the term of the customer relationships is 18 years. Starting 2015, revenues from fixed line installation are not deferred, and recognized as revenue when received asthe amount is not significant.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

r.    Revenue and expense recognition (continued)

iii.   Interconnection revenues

Revenues from network interconnection with other domestic and international telecommunications carriers are recognized monthly on the basis of the actual recorded traffic for the month. Interconnection revenues consist of revenues derived from other operators’ subscriber calls to the Group’s subscribers (incoming) and calls between subscribers of other operators through the Group’s  network (transit).

iv.   Data, internet and information technology service revenues

Revenues from data communication and internet are recognized based on service activity and performance which are measured by the duration of internet usage or based on the fixed amount of charges depending on the arrangements with customers.

Revenues from sales, installation and implementation of computer software and hardware, computer data network installation service and installation are recognized when the goods are delivered to customers or the installation takes place.

Revenue from computer software development service is recognized using the percentage-of-completion method.

v.   Network revenues

Revenues from network consist of revenues from leased lines and satellite transponder leases which are recognized over the period in which the services are rendered.

vi.   Other telecommunications revenues

Revenues from sales of handsets or other telecommunication equipment are recognized when delivered to customers.

Revenues from tower lease are recognized on straight-line basis over the lease period in accordance with the agreement with the customers.

Revenues from other telecommunications services are recognized when services are rendered to customers.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

r.    Revenue and expense recognition (continued)

vii.  Multiple-element arrangements

      Where two or more revenue-generating activities or deliverables are sold under a single arrangement, each deliverable that is considered to be a separate unit of accounting is accounted for separately. The total revenue is allocated to each separately identifiable component based on the relative fair value of each component and the appropriate revenue recognition criteria are applied to each component as described above.

viii. Agency relationship

Revenues from an agency relationship are recorded based on the gross amount billed to the customers when the Group acts  as principal in the sale of goods and services. Revenues are recorded based on the net amount retained (the amount paid by the customer less amount paid to the suppliers) when,  in substance, the Group has acted  as agents and earned commission from the suppliers of the goods and services sold.

ix.   Customer loyalty programme

  The Group operates a loyalty programme, which allows customers to accumulate points for every certain multiple of the telecommunication services usage. The points can be redeemed in the future for free or discounted products or services, provided other qualifying conditions are achieved.

Consideration received is allocated between the telecommunication services and the points issued, with the consideration allocated to the points equal to their fair value. Fair value of the points is determined based on historical information about redemption rate of award points.  Fair value of the points issued is deferred and recognized as revenue when the points are redeemed or expired.

x.   Expenses

      Expenses are recognized as they are incurred.

s.   Employee benefits

i.    Short-term employee benefits

All short-term employee benefits which consist of salaries and related benefits, vacation pay, incentives and other short-term benefits are recognized as expense on undiscounted basis when employees have rendered service to the Group.

ii.    Post-employment benefit plans and other long-term employee benefits

Post-employment benefit plans consist of funded and unfunded defined benefit pension plans, defined contribution pension plan, other post-employment benefits, post-employment health care benefit plan, defined contribution health care benefit plan and obligations under the Labor Law.

Other long-term employee benefits consist of Long Service Awards (“LSA”), Long Service Leave (“LSL”), and pre-retirement benefits.

The cost of providing benefits under post-employment benefit plans and other long-term employee benefits calculation is performed by an independent actuary using the projected unit credit method.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

s.   Employee benefits (continued)

ii.    Post-employment benefit plans and other long-term employee benefits (continued)

The net obligations in respect of the defined pension benefit plans and post-retirementhealth care benefit plans are calculated at the present value of estimated future benefits that the employees have earned in return for their service in the current and prior periods less the fair value of plan assets. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of Government bonds that are denominated in the currencies in which the benefits will be paid and that have terms to maturity approximating the terms of the related retirement benefit obligation. Government bonds are used as there are no deep markets for high quality corporate bonds.

Plan assets are assets owned by defined benefit pension and post-retirement health care benefits as well as qualifying insurance policy. The assets measured at their fair value as of reporting dates. The fair value of qualifying insurance policy is deemed to be the present value of the related obligations (subject to any reduction required if the amounts receivable under the insurance policies are not recoverable in full).

Remeasurement, comprising of actuarial gain and losses, the effect of the asset ceiling (excluding amounts included in net interest on the net defined benefit liability (asset)) and the return on plan assets (excluding amounts included in net interest on the net defined benefit liability (asset)) are recognized immediately in the consolidated statements of financial position with a corresponding debit or credit to retained earnings through OCI in the period in which they occur. Remeasurements are not classified to profit or loss in subsequent periods.

Past service costs are recognized immediately in profit or loss on the earlier of:

•      The date of plan amendment or curtailment; and

•      The date that the Group recognized restructuring-related costs

Net interest is calculated by applying the discount rate to the net defined benefit liability or assets.

Gain or losses on curtailment are recognized when there is a commitment to make a material reduction in the number of employees covered by a plan or when there is an amendment of defined benefit plan terms such as that a material element of future services to be provided by current employees will no longer qualify for benefits, or will qualify only for reduced benefits.

Gain or losses on settlement are recognized when there is a transaction that eliminates all further legal or constructive obligation for part or all of the benefits provided under a defined benefit plan(other than the payment of benefit in accordance with the program and included in the actuarial assumptions).

For defined contribution plans, the regular contributions constitute net periodic costs for the period in which they are due and, as such are included in personnel expenses as they become payable.

iii.    Share-based payments

The Company operates an equity-settled, share-based compensation plan. The fair value of the employees’ services rendered which are compensated with the Company’s shares is recognized as an expense in the consolidated statements of profit or loss and other comprehensive income and credited to additional paid-in capital at the grant date.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

s.   Employee benefits (continued)

iv.   Early retirement benefits

Early retirement benefits are accrued at the time the Company and subsidiaries makes a commitment to provide early retirement benefits as a result of an offer made in order to encourage voluntary redundancy. A commitment to a termination arises when, and only when a detailed formal plan for the early retirement cannot be withdrawn.

t.    Income tax

Current and deferred income taxesare recognized as income or an expense and included in the consolidated statements of profit or loss and other comprehensive income, except to the extent that the tax arises from a transaction or event which is recognized directly in equity, in which case, the tax is  recognized directly in  equity.

Current tax assets and liabilities are measured at the amounts expected to be recovered or paid using the tax rates and tax laws that have been enacted at each reporting date. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. Where appropriate, management establishes provisions based on the amounts expected to be paid to the tax authorities.

The Group recognizes deferred tax assets and liabilities for temporary differences between the financial and tax bases of assets and liabilities at each reporting date. The Group also recognizes deferred tax assets resulting from the recognition of future tax benefits, such as the benefit of tax losses carried forward to the extent their future realization is probable. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates and tax laws at each reporting date which are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The carrying amount of deferred tax asset is reviewed at the end of each reporting period and reducedto the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are offset in the consolidated statement of financial position, except if these are for different legal entities, in the same manner the current tax assets and liabilities are presented.

Amendment to tax obligation is recorded when an assessment letter (“Surat Ketetapan Pajak” or “SKP”) is received or if appealed against, when the results of the appeal are determined. The additional taxes  and penalty imposed through an SKP are recognized in the current yearprofit or loss, unless objection/appeal is taken. The additional taxes  and penalty imposed through the SKP are deferred as long as they meet the asset recognition criteria.

Final income tax on  construction services and lease are presented as part of “Other Expenses”.

u.   Financial instruments

The Group classifies financial instruments into financial assets and financial liabilities. Financial assets and liabilities are recognized initially at fair value including transaction costs. These are subsequently measured either at fair value or amortized cost using the effective interest rate method in accordance with their classification.

i.      Financial assets

The Group classifies its  financial assets as (i) financial assets at fair value through profit or loss, (ii) loans and receivables, (iii) held-to-maturity financial assets or (iv) available-for-sale financial assets. The classification depends on the purpose for which the financial assets are acquired. Management determines the classification of financial assets at initial recognition.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u.   Financial instruments (continued)

i.      Financial assets (continued)

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way trades) are recognized on the trade date, i.e., the date that the Group commit to purchase or sell the assets.

The Group’s financial assets include cash and cash equivalents, other current financial assets, trade receivables and other receivablesand other non-current financial assets.

a.     Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets classified as held for trading. A financial asset is classified as held for trading if it is acquired principally for the purpose of selling or repurchasing it in the near term and for which there is evidence of a recent actual pattern of short-term profit taking. Gains or losses arising from changes in fair value of the trading securities are presented as other (expenses)/income in consolidated statement of profit or loss and other comprehensive income in the period in which they arise.Financial asset measured at fair value through profit loss consists of derivative asset-put option which is recognized as part of “Other Current Financial Assets”  in the consolidated statement of financial position.

b.    Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

Loans and receivables consist of, among other things, cash and cash equivalents, other current financial assets, trade and other receivables, and other non-current assets (long-term trade receivables and restricted cash).

These are initially recognized at fair value including transaction costs and subsequently measured at amortized cost, using the effective interest method.

c.     Held-to-maturity financial assets

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities on which management has the positive intention and ability to hold to maturity, other than:

a)     those that the Group,  upon initial recognition, designates as at fair value through profit or loss;

b)    those that the Group  designates as available-for-sale; and

c)     those that meet the definition of loans and receivables.

No financial assets were classified as held-to-maturity financial assets as of December 31, 2015 and 2014.

d.    Available-for-sale financial assets

Available-for-sale investments are non-derivative financial assets that are intended to be held for indefinite periods of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or that are not classified as loans and receivables, held-to-maturity investments or financial assets at fair value through profit or loss. Available-for-sale financial assets consist of available-for-sale securitieswhich are recorded as part of “Other Current Financial Assets”  in the consolidated statement of financial position.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u.   Financial instruments (continued)

i.      Financial assets (continued)

d.    Available-for-sale financial assets (continued)

Available-for-sale securities are stated at fair value. Unrealized holding gain or losses on available-for-sale securities are excluded from income of the current period and are reported as a separate component in the equity section of the consolidated statement of financial position until realized. Realized gain or losses from the sale of available-for-sale securities are recognized in the consolidated statement of profit or loss and other comprehensive income, and are determined on the specific identification basis.

ii.    Financial liabilities

The Group classifies its financial liabilities as (i) financial liabilities at fair value through profit or loss or (ii) financial liabilities measured at amortized cost.

The Group’s financial liabilities include trade and other payables, accrued expenses, loans and other borrowings, and other liabilities. Loans and other borrowings consist of short-term bank loans, two-step loans, bonds and notes,long-term bank loans and obligations under finance  leases.

a.     Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss are financial liabilities classified as held for trading. A financial liability is classified as held for trading if it is incurred principally for the purpose of selling or repurchasing it in the near term and for which there is evidence of a recent actual pattern of short-term profit taking.

No financial liabilities were categorized as held for trading as of December 31, 2015 and 2014.

b.    Financial liabilities measured at amortized cost

Financial liabilities that are not classified as liabilities at fair value through profit or loss fall into this category and are measured at amortized cost. Financial liabilities measured at amortized cost aretrade andother payables, accrued expenses, loans and other borrowings, and  other liabilities. Loans and other borrowings consist of short-term bank loans, two-step loans, bonds and notes, long-term bank loans and obligations under finance leases.

      iii.   Offsetting financial instruments

Financial assets and liabilities are offset and the net amount is reported in the consolidated statementof financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle them on a net basis, or realize the assets and settle the liabilities simultaneously.The right of set-off must not be contingent on a future event and must be legally enforceable in all of the following circumstances:

a.       the normal course of business;

b.      the event of default; and

c.       the event of insolvency or bankruptcy of the Group and all of the counterparties.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u.   Financial instruments (continued)

iv.    Fair value of financial instruments

Fair value is the amount for which an asset could be exchanged, or liability settled, in an arms’ length transaction.

The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices, without any deduction for transaction costs.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may includeusing recent arm’s length market transactions, reference to the current fair value of another instrument that is substantially the same, a discounted cash flow analysis or other valuation models.

An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 42.

v.   Impairment of financial assets

The Group assesses the impairment of financial assets if there is objective evidence that a loss event has a negative impact on the estimated future cash flows of the financial assets. Impairment is recognized when the loss event can be reliably estimated. Losses expected as a result of future events, no matter how likely, are not recognized.

For financial assets carried at amortized cost, the Group first assesses whether impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in the  collective assessment of impairment.

The amount of any impairment loss identified is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account and the loss is recognized in profit or loss.

For available-for-sale financial assets, the Group assesses at each reporting date whether there is objective evidence that an investment or a group of investments is impaired. When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income is recognized in profit or loss as an impairment loss. The amount of the cumulative loss is the difference between the acquisition cost (net of any principal repayment and amortization) and current fair value, less any impairment loss on that financial asset previously recognized.

vi.   Derecognition of financial instrument

The Group derecognizes  a financial asset when the contractual rights to the cash flows from the financial asset expire, or when the Group transfers  substantially all the risks and rewards of ownership of the financial asset.

The Group derecognizes  a financial liability when the obligation specified in the contract is discharged or cancelled or expired.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

v.   Treasury stock

Reacquired Companyshares of stock are accounted for at their reacquisition cost and classified as “Treasury Stock” and presented as a deduction to equity. The cost of treasury stock sold/transferred is accounted for using the weighted average method. The portion of treasury stock transferred for employees ownership program is accounted for at its fair value at grand date. The difference between the cost and the proceeds from the sale/transfer value of treasury stock is credited to “Additional Paid-in Capital”.

w.   Dividends

Dividend for distribution to the stockholders is recognized as a liability in the consolidated financial statements in the year in which the dividend is approved by the stockholders. The interim dividend as a liability based on the Board of Directors’ decision supported by the approval from the Board of Commissioners.

x.   Basic earnings per share and earnings per ADS

Basic earnings pershare is computed by dividing profit for the year attributable to owners of the parent company by the weighted average number of shares outstanding during the year. Income per ADS is computed by multiplying basic earnings per share by 200, the number of shares represented by each ADS.

The Company does not have potentially dilutive financial investments.

y.   Segment information

The Group's segment information is presented based upon identified operating segments. An operating segment is a component of an entity: a) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity); b) whose operating results are regularly reviewed by the Group's  chief operating decision maker i.e., the Directors, to make decisions about resources to be allocated to the segment and assess its performance, and c) for which discrete financial information is available.

z.   Provision

      Provisions are recognized when the Group has present obligations (legal or constructive) arising from past events and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligations and the amount can be measured reliably.

      Provisions for onerous contracts are recognized when the contract becomes onerous for the lower of the cost of fulfilling the contract and any compensation or penalties arising from failure to fulfill the contract.

aa.  Impairment of non-financial assets

The Group assesses, at the end of each reporting period, whether there is an indication that an asset may be impaired. If such indication exists, the recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Group determines the recoverable amount of the Cash-Generating Unit (“CGU”) to which the asset belongs (“the asset’s CGU”).

The recoverable amount of an asset (either individual asset or CGU) is the higher of the asset’s fair value less costs to sell and its value in use (“VIU”). Where the carrying amount of the asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing the value in use, the estimated net future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

aa.  Impairment of non-financial assets (continued)

In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, the Group uses an appropriate valuation model to determine the fair value of the asset. These calculations are corroborated by valuation multiples or other available fair value indicators.

Impairment losses of continuing operations are recognized in  profit or loss under “Depreciation and Amortization” in the consolidated statements  of profit or loss and other comprehensive income.

An assessment is made at the end of each reporting period as to whether there is any indication that previously recognized impairment losses for an asset,  other than goodwill,  may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss for an asset,  other than goodwill,  is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited such that the carrying amount of the asset does not exceed its recoverable amount, nor exceeds the carrying amount that would have been determined, net of depreciation, had no impairment been recognized for the asset in prior periods. Reversal of an impairment loss is recognized in profit or loss.

Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment loss relating to goodwill cannot be reversed in future periods.

ab. Changes in accounting policies and disclosures

Implementation of Offsetting Financial Assets and Financial Liabilities (PSAK 50)

The Group applied Offsetting Financial Assets and Financial Liabilities based on PSAK 50,(revised 2014) retrospectively in the current period in accordance with the transitional provisions set out in the amendments. The comparative balances are accordingly restated.

PSAK 50 (revised 2014), clarifies, among others things, that the right to set off must not only be legally enforceable in the normal course of business, but must also be enforceable in the events of default, bankruptcy or insolvency of all of the counterparties to contracts, including the Group itself.

The Group re-assessed its contracts that include terms on an enforceable right to set off in the normal course of business and the prevailing laws and regulations, and concluded that the right to set off would not be exercisable in the event of default, insolvency or bankruptcy. Accordingly, the set-off criterion is not met and the financial asset and liability should not be offset, thus the gross amount is presented in the consolidated statement of financial position.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

ab. Changes in accounting policies and disclosures (continued)

Implementation of Offsetting Financial Assets and Financial Liabilities (PSAK 50) (continued)

As a result of the amendments, the comparative figures in the consolidated statements of financial position have been restated as follows:

	Before restatement	Restatement	After restatement
Consolidated statement of financial position as of January 1, 2014
Trade receivables - net of provision for impairment of receivables
Related parties	900	203	1,103
Third parties	5,126	394	5,520
Trade payables
Related parties	826	203	1,029
Third parties	10,774	394	11,168
Consolidated statement of financial position as of December31, 2014
Trade receivables - net of provision for impairment of receivables
Related parties	746	127	873
Third parties	5,719	405	6,124
Trade payables
Related parties	770	127	897
Third parties	11,060	405	11,465

The implementation of PSAK 50 (2014), have no impact on the consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows.

            Implementation of PSAK 24,  Employee Benefits  (Revised  2013)

The Group also applied PSAK 24 (Revised 2013) retrospectively in the current period in accordance with the transition requirements of the revised standard. As a result of changes, the comparative figures in the consolidated financial  statements have  been restated as follows:

	Before restatement	Restatement	After restatement
Consolidated statement of financial position as of January 1, 2014
Prepaid pension benefit costs	927	22	949
Deferred tax assets - net	82	(15)	67
Deferred tax liabilities - net	3,004	(128)	2,876
Post-retirement health care benefit costs provisions	752	241	993
Pension and other post-employment benefits	2,795	597	3,392

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

ab. Changes in accounting policies and disclosures (continued)

            Implementation of PSAK 24,  Employee Benefits  (Revised  2013) (continued)

	Before restatement	Restatement	After restatement
Consolidated statement of financial position as of January 1, 2014 (continued)
Retained earnings
Unappropriated	43,291	(719)	42,572
Net equity attributable to:
Owners of the parent company	60,542	(719)	59,823
Non-controlling interests	16,882	16	16,898
Consolidated statement of financial position as of December 31, 2014
Prepaid pension benefit costs	771	399	1,170
Deferred tax assets - net	99	(4)	95
Deferred tax liabilities - net	2,743	(89)	2,654
Post-retirement health care benefit costs provisions	602	(161)	441
Pension and other post-employment benefits	3,092	778	3,870
Retained earnings
Unappropriated	47,986	(86)	47,900
Net equity attributable to:
Owners of the parent company	67,807	(86)	67,721
Non-controlling interests	18,318	(47)	18,271
Consolidated statement of profit or loss and other comprehensive income for the year ended December 31, 2014
Personnel expenses	(9,616)	(171)	(9,787)
Operating profit	29,377	(171)	29,206
Profit before income tax	28,784	(171)	28,613
Income tax (expense) benefit - deferred	278	(1)	277
Profit for the year	21,446	(172)	21,274
Actuarial gain – net	-	742	742
Other comprehensive income - net	25	742	767
Total comprehensive income for the year	21,471	570	22,041
Profit for the year attributable to
Owners of parent company	14,638	(167)	14,471
Non-controlling interest	6,808	(5)	6,803
Other comprehensive income for the year attributable to:
Owners of parent company	14,663	633	15,296
Non-controlling interest	6,808	(63)	6,745
Basic and diluted earnings per share (in full amount)
Net income per share	149.83	(1.70)	148.13
Net income per ADS	29,966.70	(341.54)	29,625.16

PSAK 24 (Revised 2013) also requires more extensive disclosures. These have been provided in Notes 33 and 35.

The implementation of PSAK 24,Employee Benefits (Revised 2013), have no impact on the consolidated statements of cash flows.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

ab. Changes in accounting policies and disclosures (continued)

The impact of the implementation of those revised standards, comparative balance in the consolidated financial statements presented as follows:

	Before restatement	Restatement	After restatement
Consolidated statement of financial position as of January 1, 2014
Total current assets	33,075	597	33,672
Total non-current assets	94,876	7	94,883
Total assets	127,951	604	128,555
Total current liabilities	28,437	597	29,034
Total non-current liabilities	22,090	710	22,800
Total liabilities	50,527	1,307	51,834
Total equity	77,424	(703)	76,721
Total liabilities and equity	127,951	604	128,555
Consolidated statement of financial position as of December31, 2014
Total current assets	33,762	532	34,294
Total non-current assets	107,133	395	107,528
Total assets	140,895	927	141,822
Total current liabilities	31,786	532	32,318
Total non-current liabilities	22,984	528	23,512
Total liabilities	54,770	1,060	55,830
Total equity	86,125	(133)	85,992
Total liabilities and equity	140,895	927	141,822

      Other new and amended standards

      Group has also implemented several new standards and revisions in 2015. The adoption of these standards had no significant impact on the consolidated financial statements.

ac.        Critical Accounting Estimates and Judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group make estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES(continued)

ac.  Critical accounting estimates and judgements (continued)

i.    Retirement benefits

The present value of the retirement benefit obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost (income) for pensions include the discount rate. Any changes in these assumptions will impact the carrying amount of retirement benefit obligations.

The Group determines the appropriate discount rate at the end of each reporting period. This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the obligations. In determining the appropriate discount rate, the Group considers the interest rates of Government bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related retirement benefit obligations.

If there is an improvement in the ratings of such Government bonds or a decrease in interest rates as a result of improving economic conditions, there could be a material impact on the discount rate used in determining the post-employment benefits obligations.

Other key assumptions for retirement benefit obligations are based in part on current market conditions. Additional information is disclosed in Notes 33, 34  and 35.

ii.   Useful lives of property and equipment

The Group estimate the useful lives of their property and equipment based on expected asset utilization, considering strategic business plans, expected future technological developments and market behavior.The estimates of useful lives of property and equipment are based on the Group’s collective assessment of industry practice, internal technical evaluation and experience with similar assets.

The Group review estimates of useful lives at least each financial year end and such estimates are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limitations on the use of the assets. The amounts of recorded expenses for any year will be affected by changes in these factors and circumstances. A change in the estimated useful lives of the  property and equipment is a change in accounting estimates and is applied prospectively in profit or loss in the period of the change and future periods.

Details of the nature and carrying amount of property and equipment are disclosed in Note 10.

iii.  Provision for impairment of receivables

The Group assesses  whether there is objective evidence that trade receivables have been impaired at the end of each reporting period. Provision for impairment of receivables is calculated based on a review of the current status of existing receivables and historical collection experience. Such provisions are adjusted periodically to reflect the actual and anticipated experience. Details of the nature and carrying amount of provision for impairment of receivables are disclosed in Note 6.

iv.  Income taxes

Significant judgement is required in determining the provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the year in which such determination is made. Details of the nature and carrying amount of income tax are disclosed in Note 30.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

3.   BUSINESS COMBINATIONS

Acquisition of Contact Centers Australia Pty. Ltd. (“CCA”)

On June 14, 2014, the shareholders of CCA and Telkom Australia entered into an agreement to purchase 75% ownership in CCA amounting for AU$10,843,000 or equivalent to Rp116  billion. The acquisition was completed on September 25, 2014.

CCA is a private company based in Surry Hills, Sydney and was established in 2002. This company provides comprehensive and integrated Business Process Outsourcing solutions with other services for a complete end-to-end solution.

The fair values of the assets acquired and liabilities assumed at the acquisition date were as follows:

Total
Cash and cash equivalents	6
Trade receivables	20
Other current assets	17
Property and equipment	6
Intangible assets	78
Lease	4
Current liabilities	(29)
Non-current liabilities	(2)
Fair value of identifiable net assetacquired	100
Fair value of non-controlling interest	(38)
Goodwill	54
Fair value of consideration transferred	116

The CCA’s shareholders agreement stated that there is an option for the non-controlling interest to offer their shares ownership to Telkom Australia in 2019. The Company has made a calculation and assessment on the impact of this option to the consolidated financial statements and concluded that the fair value of the option is nil.

The exchange rateprevailingat the time ofacquisition was  Rp10,655/AU$.

Since the acquisition date up to period ended December 31, 2014, the Group of CCA generated revenue amounting to Rp72 billion.

Total net cash flow to acquire control, net of cash acquired is amounted to Rp110 billion.

The business combination transaction mentionedabove havecomplied to the related Bapepam-LK Regulations.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

4.   CASH AND CASH EQUIVALENTS

            The breakdown of cash and cash equivalents is as follows:

		2015		2014
		Balance		Balance
	Currency	Original currency (in millions)	Rupiah equivalent	Original currency (in millions)	Rupiah equivalent
Cash on hand	Rp	-	10	-	24
Cash in banks
Related parties
PT Bank Mandiri (Persero) Tbk (“Bank Mandiri”)	Rp	-	672	-	611
	US$	51	707	18	226
	JPY	11	1	8	1
	EUR	1	8	0	0
	HKD	1	1	2	3
	AUD	0	0	-	-
PT Bank Negara Indonesia (Persero) Tbk (“BNI”)	Rp	-	508	-	384
	US$	22	299	19	233
	EUR	5	72	7	99
	SGD	0	0	0	0
PT Bank Rakyat Indonesia (Persero) Tbk (“BRI”)	Rp	-	140	-	213
	US$	11	155	8	104
Others	Rp	-	14	-	15
	US$	0	0	0	0
Sub-total			2,577		1,889
Third parties
Standard Chartered Bank (“SCB”)	Rp	-	0	-	0
	US$	31	430	30	368
	SGD	1	13	3	30
PT Bank Muamalat Indonesia Tbk (“Bank Muamalat”)	Rp	-	61	-	16
	US$	27	373	-	-
The Hongkong and Shanghai Banking Corporation Ltd. (“HSBC”)	US$	8	110	7	88
	HKD	10	18	4	6
	SGD	1	6	0	1
Citibank, N.A. (“Citibank”)	Rp	-	103	-	0
	US$	2	26	0	2
	EUR	0	4	1	15
Others (each below Rp75 billion)	Rp	-	98	-	171
	US$	1	15	4	46
	EUR	0	0	1	15
	AUD	1	13	0	1
	TWD	19	8	21	8
	MYR	0	0	0	0
	HKD	0	0	0	0
	MOP	0	0	0	0
Sub-total			1,278		767
Total cash in banks			3,855		2,656
Time deposits
Related parties
BRI	Rp	-	2,831	-	4,443
	US$	201	2,763	138	1,713
BNI	Rp	-	3,031	-	1,285
	US$	1	9	1	8
Bank Mandiri	Rp	-	2,863	-	852
	US$	5	69	20	248
PT Bank Tabungan Negara (Persero) Tbk (“Bank BTN”)	Rp	-	885	-	25
Others	Rp	-	-	-	1
Sub-total			12,451		8,575

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

4.CASH AND CASH EQUIVALENTS (continued)

		2015		2014
		Balance		Balance
	Currency	Original currency (in millions)	Rupiah equivalent	Original currency (in millions)	Rupiah equivalent
Time deposits (continued)
Third parties
PT Bank Mega Tbk (“Bank Mega”)	Rp	-	1,265	-	1,057
	US$	70	960	26	323
PT Bank Pembangunan Daerah Jawa Barat dan Banten (“BJB”)	Rp	-	1,884	-	54
	US$	10	138	-	-
PT Bank Bukopin Tbk (“Bank Bukopin”)	Rp	-	1,173	-	49
	US$	55	759	-	-
PT Bank Permata Tbk (“Bank Permata”)	Rp	-	1,692	-	1,350
	US$	-	-	58	720
PT Bank CIMB Niaga Tbk (“Bank CIMB Niaga”)	Rp	-	1,605	-	2,057
PT Bank OCBC NISP Tbk (“OCBC NISP”)	Rp	-	950	-	-
	US$	-	-	36	448
SCB	Rp	-	550	-	-
PT Bank UOB Indonesia (“UOB”)	Rp	-	300	-	100
PT Bank Tabungan Pensiunan Nasional Tbk (“BTPN”)	Rp	-	146	-	1
Bank Muamalat	Rp	-	142	-	66
PT Bank Panin Tbk (“Bank Panin”)	Rp	-	91	-	28
PT Bank Ekonomi Raharja Tbk (“Bank Ekonomi”)	Rp	-	-	-	75
Others (each below Rp75 billion)	Rp	-	146	-	89
Sub-total			11,801		6,417
Total time deposits			24,252		14,992
Grand Total			28,117		17,672

Interest rates per annum on time deposits are as follows:

	2015	2014
Rupiah	3.75%-10.50%	4.00%-11.50%
Foreign currencies	0.10%-3.00%	0.03%-3.00%

The related parties in which the Group places  its funds are state-owned banks. The Group placed the majority of its cash and cash equivalents in these banks because they have the most extensive branch networks in Indonesia and are considered to be financially sound banks, as they are owned by the State.

Refer to Note 36  for details of related party transactions.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

5.   OTHER CURRENT FINANCIAL ASSETS

      The breakdown of other current financial assets is as follows:

		2015		2014
		Balance		Balance
	Currency	Original currency (in millions)	Rupiah equivalent	Original currency (in millions)	Rupiah equivalent
Time deposits
Related parties
Bank Mandiri	US$	20	278	8	100
Third parties
SCB	US$	1	11	1	10
Total time deposits			289		110
Available-for-sale financial assets
Related parties
State-owned enterprises	US$	4	59	4	55
Government	Rp	-	-	-	103
	US$	2	29	2	27
Sub-total			88		185
Third parties	Rp	-	72	-	69
Total available-for-sale financial assets			160		254
Escrow accounts	Rp	-	2,121	-	2,121
	US$	3	41	-	-
Others	Rp	-	192	-	311
	US$	0	1	0	1
	AUD	1	14	-	-
Total			2,818		2,797

The majority of escrow accounts represent Telkomsel’s account in BNI,in relation to the Conditional Business Transfer Agreement between Telkomsel and the Company (Note 39c.ii).

The time deposits have maturities of more than three months but not more than one year, with interest rates as follows:

	2015	2014
Foreign currencies	0.85%-0.88%	0.85%-1.00%

Refer to Note 36 for details of related party transactions.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

6.   TRADE RECEIVABLES

Trade receivables arise from services provided to both retail and non-retail customers, with details as follows:

a.   By debtor

(i)     Related parties

	2015	2014 (As restated)
PT Indosat Tbk (“Indosat”)	361	195
Indonusa	342	290
State-owned enterprises	270	458
Others	378	332
Total	1,351	1,275
Provision for impairment of receivables	(247)	(402)
Net	1,104	873

                                               (ii)   Third parties

	2015	2014 (As restated)
Individual and business subscribers	8,020	8,033
Overseas international carriers	1,194	785
Total	9,214	8,818
Provision for impairment of receivables	(2,801)	(2,694)
Net	6,413	6,124

b.   By age

(i)     Related parties

	2015	2014 (As restated)
Up to 6 months	833	712
7 to 12 months	67	125
More than 12 months	451	438
Total	1,351	1,275
Provision for impairment of receivables	(247)	(402)
Net	1,104	873

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

6.   TRADE RECEIVABLES (continued)

b.   By age (continued)

(ii)   Third parties

	2015	2014 (As restated)
Up to 3 months	5,816	5,287
More than 3 months	3,398	3,531
Total	9,214	8,818
Provision for impairment of receivables	(2,801)	(2,694)
Net	6,413	6,124

(iii)  Aging of total trade receivables

	2015		2014 (As restated)
	Gross	Provision for impairment of receivables	Gross	Provision for Impairment of receivables
Not past due	4,353	266	3,595	127
Past due up to 3 months	2,235	202	2,294	262
Past due more than 3 to 6 months	583	216	645	321
Past due more than 6 months	3,394	2,364	3,559	2,386
Total	10,565	3,048	10,093	3,096

                   The Group has made provision for impairment of trade receivables based on the collective assessment of historical impairment rates and individual assessment of its customers’ credit history. The Group does not apply a distinction between related party and third party receivables in assessing amounts past due. As of December 31, 2015 and 2014, the carrying amount of trade receivables of the Group considered past due but not impaired amounted to Rp3,430 billion andRp3,529 billion, respectively. Management believes that receivables past due but not impaired, along with trade receivables that are neither past due nor impaired, are due from customers with good credit history and are expected to be recoverable.

c.   By currency

(i)   Related parties

	2015	2014 (As restated)
Rupiah	1,328	1,249
U.S. dollar	23	26
Total	1,351	1,275
Provision for impairment of receivables	(247)	(402)
Net	1,104	873

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

6.   TRADE RECEIVABLES (continued)

c.   By currency (continued)

(ii)    Third parties

	2015	2014 (As restated)
Rupiah	7,761	7,730
U.S. dollar	1,436	1,053
Australian dollar	14	31
Others	3	4
Total	9,214	8,818
Provision for impairment of receivables	(2,801)	(2,694)
Net	6,413	6,124

d.   Movements in the provision for impairment of receivables

	2015	2014
Beginning balance	3,096	2,872
Provision recognized during the year (Note 28)	1,010	784
Receivables written off	(1,058)	(560)
Ending balance	3,048	3,096

The receivables written off relate to both related-party and third-party trade receivables.

Management believes that the provision for impairment of trade receivables is adequate to coverlosses on uncollectibletrade receivables.

As of December 31, 2015, certain trade receivables of the subsidiaries amounting to Rp4,290 billion have been pledged as collateral under lending agreements (Notes 16, 19 and 20).

Refer to Note 36 for details of related party transactions.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

7.   INVENTORIES

	2015	2014
Components	342	279
SIM cards, set top boxes, and blank prepaid vouchers	131	105
Others	96	133
Total	569	517
Provision for obsolescence
Components	(14)	(15)
SIM cards, set top boxes and blank prepaid vouchers	(27)	(28)
Others	0	0
Total	(41)	(43)
Net	528	474

Movements in the provisionfor obsolescence are as follows:

	2015	2014
Beginning balance	43	22
Provision recognized during the year	2	39
Inventory write off	(4)	(18)
Ending balance	41	43

The inventories recognized as expense and included in operations, maintenance, and telecommunication service expenses as of December 31, 2015 and 2014 amounted to Rp1,937  billion and Rp1,031  billion, respectively (Note 27).

Management believes that the provision is adequate to cover losses from declines in inventory value due to obsolescence.

Certain inventories of the Company’s subsidiaries amounting to Rp268  billion have been pledged as collateral under lending agreements (Notes 16  and 20).

As of December 31, 2015 and 2014, modules and components held by the Group with book value amounting to Rp219 billion and Rp237  billion, respectively,has  been insured against fire, theft, and other specific risks. Modules are recorded as part of property and equipment.Total sum insured as of December 31, 2015 and 2014 amounted to Rp291 billion and Rp 266 billion, respectively.

Management believes that the insurance coverage is adequate to cover potential losses of inventories arising from the insured risks.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

8.   ADVANCES AND PREPAID EXPENSES

	2015	2014
Frequency license (Notes 39c.i and 39c.ii)	2,935	2,699
Prepaid rental	1,055	983
Advances	729	410
Salaries	347	218
Others (each below Rp75 billion)	773	423
Total	5,839	4,733

Refer to Note 36  for details of related party transactions.

9.   LONG-TERM INVESTMENTS

	2015
	Percentage of ownership	Beginning balance		Additions (Deductions)		Share of net (loss) profit of associated company	Dividend	Share of other comprehensive income of associated company	Ending balance
Long-term investments in associated companies:
Tiphone[a]	24.65	1,392			-	32	(18)	(2)	1,404
Indonusa[b]	20.00	221			-	-	-	-	221
Teltranet[c]	51.00	52		43		(24)	-	-	71	71
PT Melon Indonesia (“Melon”) [d]	51.00	43			-	7	-	-	50	5050
PT Integrasi Logistik Cipta Solusi (“ILCS”)[e]	49.00	38			-	2	-	-	40	40
Telin Malaysia[f]	49.00		6	19		(19)	-	(0)	6	6
CSM[g]	25.00		-		-	-	-	-	-	-
Sub-total		1,752		62		(2)	(18)	(2)	1,792
Other long-term investments		15		-	-	-	-	-	15	15
Total long-term investments		1,767		62		(2)	(18)	(2)	1,807

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

9.   LONG-TERM INVESTMENTS (continued)

Summarized financial information of the Group’s investments accounted under the equity method for 2015:

	Tiphone	Indonusa	Teltranet	Melon	ILCS	Telin Malaysia	CSM
Statements of financial position
Current assets	6,539	501	117	131	105	18	185
Non-current assets	1,261	333	58	27	32	10	1,221
Current liabilities	(1,657)	(535)	(35)	(57)	(54)	(17)	(731)
Non-current liabilities	(3,073)	(568)	(1)	(2)	(1)	-	(1,535)
Equity (deficit)	3,070	(269)	139	99	82	11	(860)
Statements of profit or loss and other comprehensive income
Revenues	22,060	599	0	201	111	6	164
Operating expenses	(21,295)	(559)	(72)	(184)	(108)	(40)	(364)
Other income (expenses) including finance costs - net	(265)	(82)	9	2	(0)	(3)	(74)
Profit (loss) before tax	500	(42)	(63)	19	3	(37)	(274)
Income tax expense	(130)	-	16	(5)	(0)	-	-
Profit (loss) for the year	370	(42)	(47)	14	3	(37)	(274)
Other comprehensive income (loss)	(7)	-	-	0	0	-	-
Total comprehensive income for the year	363	(42)	(47)	14	3	(37)	(274)

	2014
	Percentage of ownership	Beginning balance	Additions (Deductions)	Share of net (loss) profit of associated company	Share of other comprehensive income of Associated company	Ending balance
Long-term investments in associated companies:
Tiphone[a]	24.92	-	1,395	(3)	-	1,392
Indonusa[b]	20.00	189	32	-	-	221
Teltranet[c]	51.00	-	52	(0)	-	52
Melon[d]	51.00	39	-	4	-	43
ILCS[e]	49.00	37	-	1	-	38
Telin Malaysia[f]	49.00	18	8	(19)	(1)	6
CSM[g]	25.00	-	-	-	-	-
Sub-total		283	1,487	(17)	(1)	1,752
Other long-term investments		21	(6)	-	-	15
Total long-term investments		304	1,481	(17)	(1)	1,767

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

9.   LONG-TERM INVESTMENTS (continued)

Summarized financial information of the Group’s investments accounted under the equity method for 2014:

	Tiphone	Indonusa	Teltranet	Melon	ILCS	Telin Malaysia	CSM
Statements of financial position
Current assets	4,469	396	104	101	86	8	157
Non-current assets	1,259	365	0	36	24	4	933
Current liabilities	(2,465)	(382)	0	(51)	(31)	(1)	(1,297)
Non-current liabilities	(275)	(605)	-	(2)	(2)	-	(317)
Equity (deficit)	2,988	(226)	104	84	77	11	(524)
Statements of profit or loss and other comprehensive income
Revenues	14,590	387	-	134	99	8	173
Operating expenses	(14,082)	(426)	(1)	(129)	(97)	(49)	(382)
Other income (expenses) including finance costs – net	(96)	(35)	1	3	0	(0)	13
Profit (loss) before tax	412	(74)	(0)	8	2	(41)	(196)
Income tax expense	(107)	-	-	0	-	-	-
Profit (loss) for the year	305	(74)	(0)	8	2	(41)	(196)

a   Tiphone was established on June 25, 2008 as PT Tiphone Mobile Indonesia Tbk. Tiphone is engaged in the telecommunication equipment business, such asfor celullar phone including spare parts, accessories, pulse reload vouchers, repair service and content provider through its subsidiaries.On September 18, 2014, the Company through PINS acquired 25% ownership inTiphone for  Rp1,395 billion.

    As of December 31, 2015 and 2014, the fair value of investment amounting to Rp1,351 billion and Rp1,632 billion, respectively. The fair value was calculated by multiplying number of shares by the published price quotation as of December 31, 2015 and 2014 amounting to Rp770 and Rp930 per share, respectively.

   Reconciliation of financial information to the carrying amount of long-term investment in Tiphone as of December 31, 2015 and 2014 are as follows:

	2015	2014
Assets	7,800	5,728
Liabilities	(4,730)	(2,740)
Net assets	3,070	2,988
Group’s proportionate share of net assets (24.65% in 2015 and 24.92% in 2014)	757	745
Goodwill	647	647
Carrying amount of long-term investment	1,404	1,392

b   Indonusa had been a subsidiary of the Company until 2013 when the Company disposed 80% of its interest in Indonusa. On May 14, 2014, based on the Circular Resolution of the Stockholders of Indonusaas covered by notarial deed No. 57 dated April 23, 2014 of FX Budi Santoso Isbandi, S.H., which was approved by the MoLHR in its LetterNo. AHU-02078.40.20.2014 dated April 29, 2014, Indonusa’s stockholders approved an increase in its issued and fully paid capital by  Rp80 billion. The Company has waived its right to own the new shares issued and transferred it to Metra and,  as a result,  Metra’s ownership in Indonusa increased to 4.33%.

c    Investment in Teltranet is accounted for under the equity method, which covered on an agreement between Metra and Telstra Holding Singapore Pte. Ltd. on August 29, 2014. Teltranet is engaged in communication system  services. Metra does not have control as it does not determinethe financial and operating policies of Teltranet.

d    Melon is engaged in providing Digital Content Exchange Hub services (“DCEH”). Metra does not have control over Melondue to the existence of substantive participating rights held by the other venturer over the financial and operating policies of Melon.

e    ILCS is engaged in providing E-trade logistic services and other related services.

f   Telin Malaysia is engaged in telecommunication services in Malaysia.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

9.   LONG-TERM INVESTMENTS (continued)

g   CSM is engaged in providing Very Small Aperture Terminal (“VSAT”), network application services and consulting services on telecommunications technology and related facilities. The unrecognized share of losses of CSM for the years  ended December 31, 2015 and 2014amounting to Rp215 billion and Rp131 billion, respectively.

10.  PROPERTY AND EQUIPMENT

	January 1, 2015	Additions	Deductions	Reclassifications/Translations	December 31, 2015
At cost:
Directly acquired assets
Land rights	1,184	86	-	-	1,270
Buildings	4,571	263	-	1,199	6,033
Leasehold improvements	943	41	(151)	203	1,036
Switching equipment	19,208	126	(66)	555	19,823
Telegraph, telex and data communication equipment	6	870	-	-	876
Transmission installation and equipment	107,573	4,278	(2,318)	9,514	119,047
Satellite, earth station and equipment	7,927	93	(1)	127	8,146
Cable network	33,114	4,458	(227)	542	37,887
Power supply	12,776	381	(92)	757	13,822
Data processing equipment	10,242	408	(58)	759	11,351
Other telecommunications peripherals	602	37	-	(7)	632
Office equipment	951	150	(46)	7	1,062
Vehicles	346	135	(2)	(4)	475
Other equipment	99	-	-	-	99
Property under construction	3,853	14,623	-	(13,896)	4,580
Assets under finance lease
Transmission installation and equipment	5,882	260	(202)	-	5,940
Data processing equipment	102	-	(39)	-	63
Office equipment	21	52	-	-	73
Vehicles	44	50	-	-	94
CPE assets	22	-	-	-	22
Power supply	-	90	-	-	90
RSA assets	252	-	-	-	252
Total	209,718	26,401	(3,202)	(244)	232,673

	January 1, 2015	Additions	Deductions	Reclassifications/Translations	December 31, 2015
Accumulated depreciation and impairment losses:
Directly acquired assets
Buildings	1,954	183	-	4	2,141
Leasehold improvements	669	105	(151)	-	623
Switching equipment	13,861	1,441	(62)	(17)	15,223
Telegraph, telex and data communication equipment	4	-	-	-	4
Transmission installation and equipment	54,764	10,575	(2,290)	14	63,063
Satellite, earth station and equipment	6,099	607	(1)	1	6,706
Cable network	18,762	1,327	(225)	(340)	19,524
Power supply	7,978	1,250	(85)	(29)	9,114
Data processing equipment	7,624	940	(58)	(3)	8,503
Other telecommunications peripherals	322	70	-	(7)	385
Office equipment	659	107	(45)	(8)	713
Vehicles	113	57	(1)	(3)	166
Other equipment	97	2	-	-	99
Assets under finance lease
Transmission installation and equipment	1,681	848	(202)	-	2,327
Data processing equipment	79	13	(39)	-	53
Office equipment	6	45	-	-	51
Vehicles	5	8	-	-	13
CPE assets	15	2	-	-	17
Power supply	-	18	-	-	18
RSA assets	217	13	-	-	230
Total	114,909	17,611	(3,159)	(388)	128,973
Net Book Value	94,809				103,700

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

10.  PROPERTY AND EQUIPMENT (continued)

	January 1, 2014	Business acquisition	Additions	Deductions	Reclassifications/Translations	December 31, 2014
At cost:
Directly acquired assets
Land rights	1,098	-	107	(21)	-	1,184
Buildings	4,224	-	131	(19)	235	4,571
Leasehold improvements	812	-	49	(52)	134	943
Switching equipment	18,705	-	331	(496)	668	19,208
Telegraph, telex and data communication equipment	6	-	-	-	-	6
Transmission installation and equipment	95,853	-	2,298	(1,235)	10,657	107,573
Satellite, earth station and equipment	7,456	-	312	(21)	180	7,927
Cable network	28,987	-	3,025	(250)	1,352	33,114
Power supply	11,755	-	225	(78)	874	12,776
Data processing equipment	9,230	-	684	(53)	381	10,242
Other telecommunications peripherals	500	-	102	-	(0)	602
Office equipment	770	4	191	(5)	(9)	951
Vehicles	332	2	18	(6)	(0)	346
Other equipment	104	-	-	-	(5)	99
Property under construction	1,971	-	16,660	(15)	(14,763)	3,853
Assets under finance lease
Transmission installation and equipment	5,683	-	495	(296)	-	5,882
Data processing equipment	123	-	-	(21)	-	102
Office equipment	7	-	15	(1)	-	21
Vehicles	26	-	18	-	0	44
CPE assets	22	-	-	-	-	22
RSA assets	459	-	-	-	(207)	252
Total	188,123	6	24,661	(2,569)	(503)	209,718

	January 1, 2014	Additions	Impairments	Deductions	Reclassifications/Translations	December 31,2014
Accumulated depreciation and impairment losses:
Directly acquired assets
Buildings	1,840	135	-	(16)	(5)	1,954
Leasehold improvements	649	71	-	(52)	1	669
Switching equipment	12,903	1,549	-	(496)	(95)	13,861
Telegraph, telex and data communication equipment	3	1	-	-	-	4
Transmission installation and equipment	46,666	9,084	406	(1,161)	(231)	54,764
Satellite, earth station and equipment	5,190	577	332	-	(0)	6,099
Cable network	17,758	1,101	67	(249)	85	18,762
Power supply	6,794	1,246	-	(62)	(0)	7,978
Data processing equipment	6,822	869	-	(57)	(10)	7,624
Other telecommunications peripherals	267	55	-	-	0	322
Office equipment	564	109	-	(5)	(9)	659
Vehicles	68	46	-	(2)	1	113
Other equipment	100	2	-	-	(5)	97
Assets under finance lease
Transmission installation and equipment	1,345	632	-	(296)	-	1,681
Data processing equipment	83	17	-	(21)	-	79
Office equipment	2	3	-	(1)	2	6
Vehicles	1	4	-	-	-	5
CPE assets	13	2	-	-	-	15
RSA assets	294	130	-	-	(207)	217
Total	101,362	15,633	805	(2,418)	(473)	114,909
Net Book Value	86,761					94,809

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

10.  PROPERTY AND EQUIPMENT (continued)

      a.   Gain on disposal or sale of property and equipment

	2015	2014
Proceeds from sale of property and equipment	733	501
Net book value	(8)	(64)
Gain on disposal or sale of property and equipment	725	437

b.   Asset impairment

As of December 31, 2015 and 2014, the CGUs that independently generate cash inflows were fixed wireline, fixed wireless, cellular and others.

In 2014, the Group decided to cease its fixed wireless business no later than December 15, 2015. The Company assessed the recoverable amount to be Rp549 billion and determined that the assets for fixed wireless CGU were further impaired by Rp805 billion. The recoverable amount has been determined based on VIU calculation using the most recent cash flows projection approved by management. The cash flows projection included cash inflows from the continuing use of the assets during the remaining service period and projected net cash flows to be received for the disposal of the assets for fixed wireless CGU at the end of service period. Projected net cash flows to be received for the disposal of the assets was determined based on cost approach, adjusted for physical, technological and economic obsolescence. Management applied a pre-tax discount rate of 13.5%derived from the Company’s post-tax weighted average cost of capital and benchmarked to externally available data. In addition, management also applied technological and economic obsolescence rate of 30% based on the Company’s internal data, due to the lack of comparable market data because of the nature of the assets. The determination  of VIU calculation is most sensitive to technological and economic obsolescence rate assumption. An increase in technological and economic obsolescence rate to 40% would result in a further impairment of Rp70 billion.

Loss on impairment of assets was recognized within “Depreciation and Amortization” in the consolidated statement of profit or loss and other comprehensive income.

In connection with the restructuring of fixed wireless business (Note 39c.ii), the Company accelerated its depreciation of fixed wireless assets. As of December 31, 2015, all of the Company’s fixed wireless assets have been fully depreciated.

Management believes that there is no indication of impairment in the assets of other CGUs as of December 31, 2015.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

10.  PROPERTY AND EQUIPMENT (continued)

c.   Others

(i)     Interest capitalized to property under construction amounted to Rp328 billion and Rp127  billion for the years ended December 31, 2015 and 2014, respectively. The capitalization rate used to determine the amount of borrowing costs eligible for capitalization ranges  from 6.84%  to 11.00% and from 10.14% to 18.31% for the years ended December 31, 2015 and 2014, respectively.

(ii)      No foreign exchange loss was capitalized as part of property under construction for the years ended December 31, 2015 and 2014.

(iii)     In 2015 and 2014, the Group received proceeds from the insurance claim on the lost and broken property and equipment, with a total value of Rp119  billion and Rp212 billion, respectively and recorded as part of “Other Income” in the consolidated statement of profit or loss and other comprehensive income.In 2015  and 2014, the net carrying valueof those assets of Rp35billion andRp50billion, respectively, were chargedto  the consolidated statement of profit or loss and other comprehensive income.

(iv)   In 2012, Telkomsel decided to replace certain equipment units with net carrying amount of Rp1,037 billion, as part of its modernization program. Accordingly, Telkomsel changed the estimated useful lives of such equipment. The effect of the change is anadditional depreciation expense amountingto Rp84 billion for 2014.

(v)    In 2012, the useful lives of Telkomsel’s towers were changed from 10 years to 20 years to reflect their current economic useful lives. The impact is a reduction of depreciation expense by Rp469billionand Rp565 billion, for the years ended December 31, 2015 and 2014, respectively.

          The impact of the change in the estimated useful lives of the towers in future periods is an increase in the profit before income tax as follows:

Years	Amount
2016	301
2017	92

        In 2014, the useful lives of Telkomsel’s buildings and transmissions were changed from 20 years to 40 years, and from 10 years to 15 and 20 years,respectively, to reflect their current economic useful lives. The impact is a reduction of depreciation expense by Rp264 billion for the year ended December 31, 2015.

          The impact of the change in the estimated useful lives of the buildings and transmissions in future periods is an increase in the profit before income tax as follows:

Years	Amount
2016	244
2017	198
2018	135

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

10.  PROPERTY AND EQUIPMENT (continued)

c.   Others (continued)

In 2015, Telkomsel decided to replace certain equipment units with net carrying amount of Rp1,967 billion,as part of its modernization program. Accordingly, Telkomsel accelerated the depreciation of such equipment units. For the year ended December 31, 2015, the additional depreciation expense amounted to Rp1,410 billion.

      The impact of theacceleration of depreciation of certain equipment units will decrease profit before income tax in future periods as follows:

Years	Amount
2016	274
2017	30

(vi)   Exchange of property and equipment

In 2012 and 2011, the Company entered into a Procurement and Installation Agreement for the Modernization of the Copper Cable Network through Optimalization of Asset Copper Cable Network through Trade In/Trade Off method with PT LEN Industri (“LEN”) and PT Industri Telekomunikasi Indonesia (“INTI”), respectively.

In 2015 and 2014, the Company derecognized the copper cable network asset with net carrying value of Rp7 billion and Rp1.8 billion, respectively, and recorded the fiber optic network asset from the exchange transaction of Rp750  billion and Rp435 billion, respectively.

(vii)  The Group owns several pieces of land located throughout Indonesia with Building Use Rights (“Hak Guna Bangunan” or “HGB”) for a period of 10-45 years which will expire between 2016  and 2053. Management believes that there will be no issue in obtaining the extension of the land rights when they expire.

                  (viii)  As of December 31, 2015, the Group’s property and equipment excluding land rights, with net carrying amount of Rp93,460  billion were insured against fire, theft, earthquake and other specified risks, including business interruption, under blanket policies totalling Rp10,980 billion, US$99 million, HKD3 million and SGD34  million. Management believes that the insurance coverage is adequate to cover potential losses from the insured risks.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

10.  PROPERTY AND EQUIPMENT (continued)

c.   Others (continued)

(ix)   As of December 31, 2015, the percentage of completion of property under construction was around 58.49% of the total contract value, with estimated dates of completion between January 2016 and December2017. The balance of property under construction mainly consists of buildings, transmission installation and equipment, cable network and power supply. Management believes that there is no impediment to the completion of the construction in progress.

(x)    All assets owned by the Company have been pledged as collateral for bonds (Notes 19a and 19b). Certain property and equipment of the Company’s subsidiaries with gross carrying value amounting to Rp9,003  billion have been pledged as collateral under lending agreements (Notes 16  and 20).

(xi)   As of December 31, 2015,the cost of fully depreciated property and equipment of the Group that are still used in operations amounted to Rp54,168billion. The Groupis  currently performing modernization of network assets to replace the fully depreciated property and equipment.

(xii)  In 2015, the total fair values of land rights and buildings of the Group, which are determined based on the sale value of the tax object (“Nilai Jual Objek Pajak” or “NJOP”) of the related land rights and buildings, amounted to Rp22,455 billion.

(xiii)  The Company and Telkomsel entered into several agreements with tower providers to lease spaces in telecommunication towers (slot) and sites of the towers for a period of 10 years. The Company and Telkomsel may extend the lease period based on mutual agreement with the relevant parties. In addition, the Group also has lease commitments for transmission installation and equipment, data processing equipment, office equipment, vehicles and CPE assets with the option to purchase certain leased assets at the end of the lease terms.

        Future minimum lease payments required for assets under finance lease are as follows:

Years	2015	2014
2015	-	975
2016	1,027	927
2017	991	898
2018	888	830
2019	800	758
2020	766	725
Thereafter	1,597	1,422
Total minimum lease payments	6,069	6,535
Interest	(1,489)	(1,746)
Net present value of minimum lease payments	4,580	4,789
Current maturities (Note 17a)	(641)	(571)
Long-term portion (Note 17b)	3,939	4,218

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

10.  PROPERTY AND EQUIPMENT (continued)

c.   Others (continued)

(xiii) The details of obligations under finance leasesfor the years endedDecember 31, 2015 and 2014 are as follows:

	2015	2014
PT Tower Bersama Infrastructure	1,589	1,713
PT Profesional Telekomunikasi Indonesia	1,460	1,596
PT Solusi Tunas Pratama	340	368
PT Putra Arga Binangun	227	244
PT Bali Towerindo Sentra	132	143
PT Naragita Dinamika Komunika	84	109
Others (each below Rp75 billion)	748	616
Total	4,580	4,789

11.  ADVANCES AND OTHER NON-CURRENT ASSETS

Advances and other non-current assets as of December 31, 2015 and 2014 consist of:

	2015	2014
Advances for purchase of property and equipment	3,653	3,354
Prepaid rental - net of current portion (Note 8)	2,190	1,587
Deferred charges	444	484
Frequency license - net of current portion (Note 8)	404	493
Long-term trade receivables - net of current portion (Note 6)	172	362
Restricted cash	111	112
Security deposit	96	72
Others	83	15
Total	7,153	6,479

Prepaid rental covers rent of leased line and telecommunication equipment and land and building under lease agreements of the Group with rental periods ranging from 1  to 40  years.

As of December 31, 2015 and 2014, deferred charges represent deferred Revenue-Sharing Arrangement (“RSA”) charges and deferred Indefeasible Right of Use (“IRU”) Agreement charges. Total amortization of deferred charges for the years ended December 31, 2015 and 2014 amounted to Rp46  billion and Rp86  billion, respectively.

      Refer to Note 36  for details of related party transactions.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

12.  INTANGIBLE ASSETS

The details of intangible assets are as follows:

	Goodwill	Software	License	Other Intangible assets	Total
Gross carrying amount:
Balance, December 31, 2014	322	4,771	67	572	5,732
Additions	15	1,489	1	9	1,514
Deductions	-	(1)	-	-	(1)
Reclassifications/translations	(1)	8	-	(1)	6
Balance, December 31, 2015	336	6,267	68	580	7,251
Accumulated amortization and impairment losses:
Balance, December 31, 2014	(29)	(2,862)	(43)	(335)	(3,269)
Amortization	-	(883)	(6)	(34)	(923)
Deductions	-	1	-	-	1
Reclassifications/translations	-	(4)	-	-	(4)
Balance, December 31, 2015	(29)	(3,748)	(49)	(369)	(4,195)
Net Book Value	307	2,519	19	211	3,056

	Goodwill	Software	License	Other Intangible assets	Total
Gross carrying amount:
Balance, December 31, 2013	270	3,432	67	401	4,170
Additions	-	1,340	0	107	1,447
Acquisition (Note 3)	54	-	-	78	132
Deductions	-	(0)	-	(13)	(13)
Reclassifications/translations	(2)	(1)	-	(1)	(4)
Balance, December 31, 2014	322	4,771	67	572	5,732
Accumulated amortization and impairment losses:
Balance, December 31, 2013	(29)	(2,278)	(37)	(318)	(2,662)
Amortization	-	(583)	(6)	(30)	(619)
Deductions	-	-	-	13	13
Reclassifications/translations	-	(1)	-	-	(1)
Balance, December 31, 2014	(29)	(2,862)	(43)	(335)	(3,269)
Net Book Value	293	1,909	24	237	2,463

(i)   Goodwill resulted from acquisition of CCA in 2014 (Note 3), sales-purchase transaction of Data Center Business between Sigma and BDM in 2012,  and acquisitions  of Ad Medika in 2010and Sigma in 2008.The addition of goodwill in the current year resulted from acquisition of MNDG (Note 1d).

                        (ii)   The remaining amortization periods of software range from 1 to 6  years.

      (iii)  As of December 31, 2015, the cost of fully amortized intangible assets that are still used in operations amounted to Rp2,405  billion.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

13.  TRADE PAYABLES

	2015	2014 (As restated)
Related parties
Purchase of equipment, materials and services	1,891	723
Payables to other telecommunication providers	184	174
Sub-total	2,075	897
Third parties
Purchase of equipment, materials and services	9,593	9,471
Radio frequency usage charges, concession fees and Universal Service Obligation charges	1,328	1,160
Payables to other telecommunication providers	998	834
Sub-total	11,919	11,465
Total	13,994	12,362

Trade payables by currency are as follows:

	2015	2014 (As restated)
Rupiah	11,169	9,479
U.S. dollar	2,791	2,837
Others	34	46
Total	13,994	12,362

      Refer to Note 36  for details of related party transactions.

14.  ACCRUED EXPENSES

	2015	2014
Operations, maintenance and telecommunication services	4,459	2,640
General, administrative and marketing expenses	1,859	1,291
Salaries and benefits	1,689	1,091
Interest expenses and administration bank charges	240	189
Total	8,247	5,211

      Refer to Note 36  for details of related party transactions.

15.  UNEARNED INCOME

	2015	2014
Prepaid pulse reload vouchers	3,630	3,588
Other telecommunications services	96	78
Others	634	297
Total	4,360	3,963

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

16.  SHORT-TERM BANK LOANS

            The breakdown of short-term bank loans is as follows:

		2015		2014
		Outstanding		Outstanding
Lenders	Currency	Original Currency (in millions)	Rupiah equivalent	Original Currency (in millions)	Rupiah equivalent
UOB	Rp	-	200	-	200
Bank CIMB Niaga	Rp	-	152	-	234
PT Bank Danamon Indonesia Tbk (“Bank Danamon”)	Rp	-	80	-	60
Citibank	US$	-	-	100	1,244
Others	Rp	-	170	-	72
Total			602		1,810

Refer to Note 36  for details of related party transactions.

Other significant information relating to short-term bank loans as ofDecember 31, 2015 is as follows:

	Borrower	Currency	Total facility (in billions)	Maturity date	Interest payment period	Interest rate per annum	Security
Bank CIMB Niaga
April 25, 2005[a]	Balebat[e]	Rp	12	July 30, 2017	Monthly	13.00%	Trade receivables (Note 6), inventories (Note 7), property and equipment (Note 10)
April 29, 2008[a]	Balebat[e]	Rp	10	July 30, 2017	Monthly	13.00%	Trade receivables (Note 6), inventories (Note 7), property and equipment (Note 10)
March 21, 2013[b]	Infomedia	Rp	38	October 18, 2016	Monthly	12.00%	Trade receivables (Note 6)
March 25, 2013[b]	Infomedia	Rp	38	October 18,2016	Monthly	12.00%	Trade receivables (Note 6)
March 27, 2013[b]	Infomedia	Rp	24	October 18,2016	Monthly	12.00%	Trade receivables (Note 6)
April 28, 2013[c]	GSD	Rp	85	June 24, 2016	Monthly	11.50%	Property and equipment (Note 10)
September 22, 2014[a]	Balebat[e]	Rp	5	July 30, 2017	Monthly	13.00%	Trade receivables (Note 6), inventories (Note 7) property and equipment (Note 10)
October 29, 2014	Infomedia Solusi Humanika[f]	Rp	50	October 29,2016	Monthly	12.00%	Trade receivables (Note 6)
UOB
November 22, 2013	Infomedia	Rp	200	November 22,2016	Monthly	12.00%	Trade receivables (Note 6)
Danamon
August 23, 2013[d]	Infomedia	Rp	80	August 23, 2016	Monthly	12.00%	Trade receivables (Note 6)

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

16.  SHORT-TERM BANK LOANS (continued)

The credit facilities were obtained by the Company’s subsidiaries for working capital purposes.

a   Based on the latest amendment on December 14, 2015.

b   Based on the latest amendment on December 21, 2015.

c   Based on the latest amendment on November 11, 2014.

d    Based on the latest amendment on August 11, 2015.

e    MD Media’s subsidiary.

f     Infomedia’s subsidiary.

17.  CURRENT MATURITIES OF LONG-TERM LIABILITIES

a.   Current maturities

	Notes	2015	2014
Bank loans	20	2,928	4,052
Obligations under finance leases	10c.xiii	641	571
Two-step loans	18	224	207
Bonds and notes	19	49	1,069
Total		3,842	5,899

b.   Long-term portion

      Scheduled principal payments as of December 31, 2015 are as follows:

					Year
	Notes	Total	2017	2018	2019	2020	Thereafter
Bank loans	20	15,434	3,022	7,910	1,631	1,565	1,306
Bonds and notes	19	9,499	32	31	251	2,146	7,039
Obligations under finance leases	10c.xiii	3,939	667	629	596	614	1,433
Two-step loans	18	1,296	226	202	184	184	500
Total		30,168	3,947	8,772	2,662	4,509	10,278

      Refer to Note 36  for details of related party transactions.

18.  TWO-STEP LOANS

Two-step loans are unsecured loans obtained by the Government from overseas banks which are then re-loaned to the Company. Loans obtained  up to July 1994 are payable in rupiah based on the exchange rate at the date of drawdown. Loans obtained  after July 1994 are payable in their original currencies and any resulting foreign exchange gain or loss is borne by the Company.

		2015		2014
		Outstanding		Outstanding
Lenders	Currency	Original currency (in millions)	Rupiah equivalent	Original currency (in millions)	Rupiah equivalent
Overseas banks	Yen	6,911	792	7,679	796
	Rp	-	365	-	438
	US$	26	363	31	381
Total			1,520		1,615
Current maturities (Note 17a)			(224)		(207)
Long-term portion (Note 17b)			1,296		1,408

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

18.  TWO-STEP LOANS (continued)

Lenders	Currency	Principal payment schedule	Interest payment period	Interest rate per annum
Overseas banks	US$	Semi-annually	Semi-annually	4.00%
	Rp	Semi-annually	Semi-annually	8.54%
	Yen	Semi-annually	Semi-annually	3.10%

The loans were intended for the development of telecommunications infrastructure and supporting telecommunications equipment. The loans are due on various dates through 2024.

The Company had used all facilities under the two-step loans program since 2008.

Under the loan covenants, the Company is required to maintain financial ratios as follows:

a.   Projected net revenue to projected debt service ratio should exceed 1.2:1 for the two-step loans originating from Asian Development Bank (“ADB”).

b.   Internal financing (earnings before depreciation and finance costs) should exceed 20% compared to annual average capital expenditures for loans originating from the ADB.

As of December 31, 2015, the Company has complied with the above-mentioned ratios.

Refer to Note 36  for details of related party transactions.

19.  BONDS AND NOTES

        The breakdownn of bonds and notes is as follows:

		2015		2014
		Outstanding		Outstanding
Bonds and notes	Currency	Original currency (in millions)	Rupiah equivalent	Original currency (in millions)	Rupiah equivalent
Bonds
2010:
Series A	Rp	-	-	-	1,005
Series B	Rp	-	1,995	-	1,995
2015:
Series A	Rp	-	2,200	-	-
Series B	Rp	-	2,100	-	-
Series C	Rp	-	1,200	-	-
Series D	Rp	-	1,500	-	-
Medium Term Notes (“MTN”)
GSD
Series A	Rp	-	220	-	220
Series B	Rp	-	120	-	-
Finnet
MTN I	Rp	-	200	-	-
Promissory notes
PT Huawei	US$	1	14	4	52
PT ZTE Indonesia (“ZTE”)	US$	1	14	3	36
Total			9,563		3,308
Unamortized debt issuance cost			(15)		-
			9,548		3,308
Current maturities (Note 17a)			(49)		(1,069)
Long-term portion (Note 17b)			9,499		2,239

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

19. BONDS AND NOTES (continued)

a.   Bonds

                 i.   2010

Bonds	Principal	Issuer	Listed on	Issuance date	Maturity date	Interest payment period	Interest rate per annum
Series A	1,005	The Company	IDX	June 25, 2010	July 6, 2015	Quarterly	9.60%
Series B	1,995	The Company	IDX	June 25, 2010	July 6, 2020	Quarterly	10.20%
Total	3,000

The bonds are secured by all of the Company’s assets, movable or non-movable, either existing or in the future (Note 10c.x). The underwriters of the bonds are PT Bahana Securities (“Bahana”), PT Danareksa Sekuritas, and PT Mandiri Sekuritas and the trustee is PT CIMB Niaga Tbk.

The Company received the proceeds from the issuance of bonds on July 6, 2010.

The funds received from the public offering of bonds net of issuance costs, were used to finance  capital expenditures which consisted of wave broadband (bandwidth, softswitching, datacom, information technology and others)and infrastructure (backbone, metro network, regional metro junction, internet protocol, and satellite system) and to optimize legacy and supporting facilities (fixed wireline and wireless).

As of December 31, 2015, the rating of the bonds issued by PT Pemeringkat Efek Indonesia (Pefindo) is idAAA (stable outlook).

Based on the indenture trusts  agreement, the Company is required to comply with all covenants or restrictions, including maintaining financial ratios as follows:

1.   Debt to equity ratio should not exceed 2:1.

2.   EBITDA to finance costs ratio should not be less than 5:1.

3.   Debt service coverage is at least 125%.

As of December 31,2015, the Company has complied with the above-mentioned ratios.

               ii.    2015

Bonds	Principal	Issuer	Listed on	Issuance date	Maturity date	Interest payment period	Interest rate per annum
Series A	2,200	The Company	IDX	June 23, 2015	June23, 2022	Quarterly	9.93%
Series B	2,100	The Company	IDX	June 23, 2015	June23, 2025	Quarterly	10.25%
Series C	1,200	The Company	IDX	June 23, 2015	June23, 2030	Quarterly	10.60%
Series D	1,500	The Company	IDX	June 23, 2015	June23, 2045	Quarterly	11.00%
Total	7,000

The bonds are secured by all of the Company’s assets, movable or non-movable, either existing or in the future (Note 10c.x). The underwriters of the bonds are Bahana, PT Danareksa Sekuritas, PT Mandiri Sekuritas, and PT Trimegah Sekuritas and the trustee is Bank Permata.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

19.  BONDS AND NOTES (continued)

a.   Bonds (continued)

The Company received the proceeds from the issuance of bonds on June 23, 2015.

The funds received from the public offering of bonds net of issuance costs, were used to finance  capital expenditures which consisted of wave broadband,backbone, metro network, regional metro junction, information technology application, support, and merger and acquisition some domestic and international entities.

Based on the indenture trusts  agreement, the Company is required to comply with all covenants or restrictions, including maintaining financial ratios as follows:

1.   Debt to equity ratio should not exceed 2:1.

2.   EBITDA to finance costs ratio should not be less than 4:1.

3.   Debt service coverage is at least 125%.

As of December 31, 2015, the Company has complied with the above-mentioned ratios.

b.    MTN

                i.    GSD

Notes	Currency	Principal	Issuance date	Maturity date	Interest Payment period	Interest Rate per annum
Series A	Rp	220	November 14, 2014	November 14, 2019	Semi-annually	11%
Series B	Rp	120	March 6, 2015	March 6, 2020	Semi-annually	11%
Total		340

Based on Agreement of Issuance and Appointment of Monitoring and Insurance Agents of Medium Term Notes PT Graha Sarana Duta Year 2014 dated November 13, 2014 as covered by notarial deed No. 30 of Arry Supratno, S.H., GSD will issue MTN with the principle amount up to Rp500 billion in series.

PT Mandiri Sekuritas act as the Arranger, Bank Mandiri as the Monitoring and Insurance Agent, and PT Kustodian Sentral Efek Indonesia (“KSEI”) as the Custodian. The funds obtained from MTN are used for investment projects.

Trade receivables, inventories, land and building related with investment development funded by MTN that has owned or will be owned by GSD (Notes  6, 7 and 10).

Under to the agreement, GSD is required to comply with all covenants or restrictions including maintaining financial ratios as follows :

1.     Debt to equity ratio should not exceed  6.5:1.

2.     EBITDA to interest ratio should not be less than 1.2:1.

3.     Minimum current ratio is 120%.

4.     Maximum leverage ratio is 450%.

As ofDecember 31, 2015, GSD has complied with the above-mentioned ratios.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

19.  BONDS AND NOTES (continued)

b.    MTN

ii. Finnet

Notes	Currency	Principal	Issuance date	Maturity date	Interest Payment period	Interest Rate per annum
MTN I
Finnet 2015	Rp	200	Juli 1, 2015	Juli 1, 2022	Quarterly	11%

Based on Agreement of Debt Acknowledgement of Medium Term Notes (MTN) I Finnet Year 2015 dated June 30, 2015 as covered by notarial deed No. 47 of Utiek R. Abdurachman,S.H., MLI., MKn., Finnet will issue MTN through private placement with the principle amount up to Rp200 billion.

PT BNI Asset Management acts as the arranger, PT Bank Mega Tbk as the trustee and KSEIas the Custodian.

The funds obtained from MTN are used for Finnet’s working capital related to Retail National Channel  Bankproject as Telkomsel’s billing payment aggregator.

The rating of the MTN issued by PT Fitch Rating Indonesia is A (ind). The MTN is not secured by any specific collateral. The MTN are secured by all of Finnet’s assets, movable or non-movable either existing or in the future.

Under the agreement, Finnet is required to comply with all covenants or restrictions, including maintaining financial ratios as follows :

1.     Debt to equity ratio should not exceed3.5:1.

2.     EBITDA to interest ratio should not be less than2.5:1.

As ofDecember 31, 2015, Finnet has complied with the above-mentioned ratios.

c.   Promissory Notes

Supplier	Currency	Principal*(in billions)	Issuance date	Principal Payment schedule	Interest Payment period	Interest Rate per annum
PT Huawei	US$	0.2	April 30, 2013	Semi-annually (January 30, 2016 - July 30, 2016)	Semi-annually	6 month LIBOR+1.5%
ZTE	US$	0.1	August 20, 2009[a]	Semi-annually (February 4, 2016 - February 4, 2017)	Semi-annually	6 month LIBOR+1.5%

       *In original currency

        aBased on the latest amendment on August 15, 2011

Based on Agreement of Frame Supply and Deferred Payment Arrangement between the Company and each ZTE and PT Huawei, the promissory notes issued by the Company to each of ZTE and PT Huawei are vendor financing facilities with no collateral covering 85% of Hand-over Report (“Berita Acara Serah Terima”) projects with ZTE and PT Huawei.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

20.  BANK LOANS

        The breakdown of bank loans is as follows:

		2015		2014
Lenders	Currency	Outstanding Original currency (in millions)	Rupiah equivalent	Outstanding Original currency (in millions)	Rupiah equivalent
Syndication of banks	Rp	-	4,900	-	2,200
BNI	Rp	-	3,430	-	2,195
The Bank of Tokyo-Mitsubishi-UFJ, Ltd.	Rp	-	2,370	-	600
	US$	75	1,035	-	-
Bank Mandiri	Rp	-	2,191	-	1,750
BRI	Rp	-	1,806	-	3,398
	US$	-	-	1	6
PT Bank ANZ Indonesia	Rp	-	90	-	-
	US$	75	1,035	-	-
Bank CIMB Niaga	Rp	-	770	-	567
PT Bank Sumitomo Mitsui Indonesia	Rp	-	370	-	-
Japan Bank for International Cooperation (“JBIC”)	US$	22	303	34	424
PT Bank Central Asia Tbk (“BCA”)	Rp	-	111	-	373
ABN Amro Bank N.V. Stockholm (“AAB Stockholm”) and SCB	US$	-	-	38	478
Others	Rp	-	19	-	10

Total			18,430		12,001
Unamortized debt issuance cost			(68)		(71)
			18,362		11,930
Current maturities (Note 17a)			(2,928)		(4,052)
Long-term portion (Note 17b)			15,434		7,878

Refer to Note 36  for details of related party transactions.

Other significant information relating to bank loans as of December 31, 2015 is as follows:

	Borrower	Currency	Total facility* (in billions)	Current Period payment (in billions)	Principal Payment schedule	Interest Payment period	Interest Rate per annum	Security
Syndication of banks
December 19, 2012 (BNI, BRI and Bank Mandiri)[a]	Dayamitra	Rp	2,500	300	Semi-annually (2014-2020)	Quarterly	3 months JIBOR+3.00%	Trade receivables (Note 6) property and equipment (Note 10)
March13, 2015 (BNI and BCA) a&j	The Company	Rp	2,900	-	Semi-annually (2016-2022)	Quarterly	3 months JIBOR+2.5%	None
March 13, 2015 (BNI and BCA) a&j	GSD	Rp	100	-	Semi-annually (2016-2022)	Quarterly	3 months JIBOR+2.5%	None
BNI
October 13, 2010[a]	The Company	Rp	1,000	286	Semi-annually (2013-2015)	Quarterly	3 months JIBOR+1.25%	None
December 23, 2011 [a]	PINS	Rp	500	86	Semi-annually (2013-2016)	Quarterly	3 months JIBOR+1.50%	Trade receivables (Note 6), inventories (Note 7)
November 28, 2012[a]	Metra	Rp	44	31	Semi-annually (2013-2015)	Monthly	11.00%	Trade receivables (Note 6), property and equipment (Note 10)

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

20.  BANK LOANS (continued)

Other significant information relating to bank loans as of December 31, 2015 is as follows (continued):

	Borrower	Currency	Total facility* (in billions)	Current period payment (in billions)	Principal payment schedule	Interest payment period	Interest rate per annum	Security
BNI (continued)
March 13, 2013a&e	Sigma	Rp	300	-	Monthly (2016-2020)	Monthly	3 months JIBOR+3.35%	Trade receivables (Note 6), property and equipment (Note 10)

March 26, 2013[a]	Metra	Rp	60	20	Quarterly (2013-2016)	Monthly	10.00%	Trade receivables (Note 6), property and equipment (Note 10)
November 20, 2013	The Company	Rp	1,500	375	Semi-annually (2015-2018)	Quarterly	3 months JIBOR+2.65%	None
November 25, 2013[a]	Metra	Rp	90	30	Quarterly (2013-2016)	Monthly	10.00%	Trade receivables (Note 6), property and equipment (Note 10)
January 10, 2014 a&e	Sigma	Rp	247	-	Monthly (2016-2022)	Monthly	1 month JIBOR+3.35%	Trade receivables (Note 6), property andequipment (Note 10)
July 21, 2014 [a]	Metra	Rp	40	13	Semi-annually (2015-2017)	Monthly	10.00%	Trade receivables (Note 6), property and equipment (Note 10)
November 3, 2014a&i	Telkom	Rp	450	65	Quarterly (2015-2018)	Monthly	1 month JIBOR+3.35%	Trade receivables (Note 6)
	Infratel
April 8, 2015 [a]	Telkomsel	Rp	1,000	-	April 14, 2018	Quarterly	3 months JIBOR+1.95%	None
June 10, 2015 [a]	Metra	Rp	44	7	Semi-annually (2015-2017)	Monthly	10.00%	Trade receivables (Note 6), property and equipment (Note 10)
October 12, 2015	Telkom Akses	Rp	1,400	-	Semi-annually (2016-2019)	Quarterly	3 months JIBOR+2.9%	Trade receivables (Note 6) and inventories (Note 7)
The Bank of Tokyo – Mitsubishi UFJ, Ltd.
October 9, 2014	Dayamitra	Rp	600	-	Quarterly (2016-2019)	Quarterly	3 months JIBOR+2.4%	Trade receivables (Note 6), property and equipment (Note 10)

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

20.  BANK LOANS (continued)

Other significant information relating to bank loans as of December 31, 2015 is as follows (continued):

	Borrower	Currency	Total facility* (in billions)	Current period payment (in billions)	Principal payment schedule	Interest payment period	Interest rate per annum	Security
The Bank of Tokyo – Mitsubishi UFJ, Ltd. (continued)
March13, 2015a&j	Metra	Rp	300	-	Quarterly (2016-2020)	Quarterly	3 months JIBOR+2.15%	None
March 13, 2015a&j	Infomedia	Rp	250	-	Quarterly (2016-2020)	Quarterly	3 months JIBOR+2.15%	None
April 8, 2015[a]	Telkomsel	Rp	1,000	-	April 14, 2018	Quarterly	3 months JIBOR+1.95%	None
April 8, 2015[a]	Telkomsel	US$	0.075	-	April 14, 2018	Quarterly	3 months JIBOR+1.20%	None
November 2, 2015	Dayamitra	Rp	400	-	Quarterly (2017-2020)	Quarterly	3 months JIBOR+2.6%	Trade receivables (Note 6), property and equipment (Note 10)
Bank Mandiri
July 9, 2009[b]and	Telkomsel	Rp	5,000	250	Semi-annually (2009-2016)	Quarterly	3 months JIBOR+1.00%	None
July 5, 2010[b]
November 20, 2013	The Company	Rp	1,500	375	Semi-annually (2015-2018)	Quarterly	3 months JIBOR+2.65%	None

August 11, 2014	Graha Yasa	Rp	71	-	Monthly (2016-2021)	Monthly	3 months JIBOR+3.25%	Property and equipment (Note 10)
	Selaras
August 11, 2014	Graha Yasa	Rp	71	-	Monthly (2016-2021)	Monthly	3 months JIBOR+3.25%	Property and equipment (Note 10)
	Selaras
April 8, 2015[a]	Telkomsel	Rp	1,000	-	April 14, 2018	Quarterly	3months JIBOR+1.95%	None
BRI
October 13, 2010[a]	The Company	Rp	3,000	1,000	Semi-annually (2013-2015)	Quarterly	3 months JIBOR+1.25%	None

July 20, 2011[a]	Dayamitra	Rp	1,000	200	Semi-annually (2013-2017)	Quarterly	3 months JIBOR+1.40% and 3 months JIBOR+3.50%	Property and equipment (Note 10)
April 26, 2013	GSD	Rp	141	37	Monthly (2014-2018)	Monthly	10.00%	Property and equipment (Note 10) and lease agreement
October 30, 2013	GSD	Rp	70	5	Monthly (2014-2021)	Monthly	10.00%	Trade receivables (Note 6), property and equipment (Note 10) and lease agreement
October 30, 2013	GSD	Rp	34	4	Monthly (2014-2021)	Monthly	10.00%	Trade receivables (Note 6), property and equipment (Note 10) and lease agreement
November 20, 2013	The Company	Rp	1,500	375	Semi-annually (2015-2018)	Quarterly	3 months JIBOR+2.65%	None

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

20.  BANK LOANS (continued)

Other significant information relating to bank loans as of December 31, 2015 is as follows (continued):

	Borrower	Currency	Total facility* (in billions)	Current period payment (in billions)	Principal payment schedule	Interest payment period	Interest rate per annum	Security
BRI (continued)
October 1, 2014	Patrakom	Rp	28	14	Monthly (2014-2016)	Monthly	10.95%	Trade receivables (Note 6), property and equipment (Note 10)

October1, 2014	Patrakom	US$	0.0007	0.0005	Monthly (2014-2015)	Monthly	6.00%	Trade receivables (Note 6), property and equipment (Note 10)

October1, 2014	Patrakom	Rp	93	12	Monthly (2015-2017)	Monthly	10.95%	Trade receivables (Note 6), property and equipment (Note 10)
Bank ANZ Indonesia
March 13, 2015 a&j	GSD	Rp	90	-	June 13, 2020	Quarterly	3 months JIBOR+2.00%	None
April 8, 2015 [a]	Telkomsel	US$	0.075	-	April 14, 2018	Quarterly	3 months LIBOR+1.20%	None
Bank CIMB Niaga
March 21, 2007[e]	GSD	Rp	21	3	Quarterly	Monthly	9.75%	Property and equipment (Note 10)
May 24, 2010 [f]	Balebat[h]	Rp	2	0	Monthly (2010-2015)	Monthly	10.75%	Trade receivables (Note 6), inventories (Note 7), property and equipment (Note 10)
March 31, 2011	GSD	Rp	24	3	Monthly (2011-2020)	Monthly	9.75%	Property and equipment (Note 10) and lease agreement
March 31, 2011	GSD	Rp	13	2	Monthly (2011-2019)	Monthly	9.75%	Property and equipment (Note 10) and Lease agreement
March 31, 2011	GSD	Rp	12	1	Monthly (2011-2016)	Monthly	9.75%	Property and equipment (Note 10) and Lease agreement
September 9, 2011	GSD	Rp	41	4	Monthly (2011-2021)	Monthly	9.75%	Property and equipment (Note 10) and Lease agreement
September 9, 2011	GSD	Rp	11	1	Monthly (2011-2015)	Monthly	9.75%	Property and equipment (Note 10) and Lease agreement

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

20. BANK LOANS (continued)

Other significant information relating to bank loans as of December 31, 2015 is as follows (continued):

	Borrower	Currency	Total facility* (in billions)	Current period payment (in billions)	Principal payment schedule	Interest payment period	Interest rate per annum	Security
Bank CIMB Niaga (continued)
August 2, 2012[f]	Balebat[h]	Rp	4	1	Monthly (2012-2015)	Monthly	10.75%	Trade receivables (Note 6), inventories (Note 7), property and equipment (Note 10)

September 20, 2012[a]	TLT	Rp	1,150	-	Monthly (2015-2030)	Monthly	3 Months JIBOR +3.45%	Property and equipment (Note 10)

September 20, 2012[a]	TLT	Rp	118	-	Monthly (2015-2030)	Monthly	9.00%	Property and equipment (Note10)
October 10, 2012[f]	Balebat[h]	Rp	1	0	Monthly (2012-2015)	Monthly	10.75%	Trade receivables (Note 6), inventories (Note 7), property and equipment (Note 10)
August 26, 2013[f]	Balebat[h]	Rp	3.5	1	Monthly (2013-2018)	Monthly	10.75%	Trade receivables (Note 6), inventories (Note 7) property and equipment (Note 10)
PT Bank Sumitomo Mitsui Indonesia
March 13, 2015 a&j	Metra	Rp	300	-	Quarterly (2016-2020)	Quarterly	3 months JIBOR+2.15%	None
March 13, 2015 a&j	Infomedia	Rp	250	-	Quarterly (2016-2020)	Quarterly	3 months JIBOR+2.15%	None
JBIC
March 26, 2010 a&[d]	The Company	US$	0.06	0.006	Semi-annually (2010-2015)	Semi-annually	4.56%	None
March 28, 2013 a&[g]	The Company	US$	0.03	0.006	Semi-annually (2014-2019)	Semi-annually	2.18% and 6 months LIBOR+1.20%	None
BCA
July 9, 2009[b] and July 5, 2010[b]	Telkomsel	Rp	4,000	222	Semi-annually (2009-2016)	Quarterly	3 months JIBOR+1.00%	None
December 16, 2010[a]	TII	Rp	200	40	Semi-annually (2011-2015)	Quarterly	3 months JIBOR+1.25%	None
AAB Stockholm and SCB
December 30, 2009b&c	Telkomsel	US$	0.3	0.041	Semi-annually (2011-2016)	Semi-annually	6 months LIBOR+0.82%	None

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

20. BANK LOANS (continued)

      The credit facilities were obtained by the Group for working capital purposes.

      *In original currency

a    As stated in the agreements, the Group is required to comply with all covenants or restrictions such as dividend distribution, obtaining new loans, and maintaining financial ratios. As of December 31, 2015, the Group has complied with all covenants or restrictions except for certain loan agreements. As of December 31, 2015, Group obtained waiver from the lenders for not presuppose the loan payment as consequences of the breach of covenants, except for loan from BNI and CIMB Niaga. The Group has classified loan from BNI and CIMB Niaga as part of current maturities of long-term liabilities (Note 17a).

b    Telkomsel has no collateral for its bank loans, or other credit facilities. The terms of the various agreements with Telkomsel’s lenders and financiers require compliance with a number of covenants and negative covenants as well as financial and other covenants, which include, among other things, certain restrictions on the amount of dividends and other profit distributions which could adversely affect Telkomsel’s capacity to comply with its obligation under the facility. The terms of the relevantagreements also contain default and cross default clauses. As of December 31, 2015, Telkomsel has complied with the above covenants.

c    Pursuant to the agreements with PT Ericsson Indonesia (“Ericsson Indonesia”) and Ericsson AB (Note 39a.ii), Telkomsel entered into an EKN-Backed Facility Agreement (“facility”) with ABN Amro Bank N.V. Stockholm branch (as “the original lender”) and Standard Chartered Bank (as “the original lender” , “the arranger”, “the facility agent” and “the EKN agent”), and ABN Amro Bank N.V., Hong Kong (as “the arranger”) for the purchase of Ericsson telecommunication equipment and services. The facilities consist of facilities 1, 2,  and 3 amounting to US$117 million, US$106 million, and US$95 million, respectively. The availability period of facilities 1, 2,  and 3 expired in July 2010, March 2011 and November 2011, respectively. In October 2011, EKN agreed to reduce the premium on the unused facility by US$3 million through a cash refund.

      d    In connection with the agreement with NSW-Fujitsu Consortium, the Company entered into a loan agreement with JBIC, the international arm of Japan Finance Corporation, for the purchase of NSW-Fujitsu Consortium telecommunication equipment and services. The facilities consist of facilities A and B amounting to US$36 million and US$24 million, respectively.

e    Based on the latest amendment on January 12, 2015.

f   Based on the latest amendment on September 22, 2014.

g    In connection with the agreement with NEC Corporation Consortium and TE SubCom, the Company entered into a loan agreement with JBIC, for the procurement of goods and services from NEC Corporation Consortium and TE SubCom for the Southeast Asia Japan Cable System project. The facilities consist of facilities A and B amounting to US$18.8 million and US$12.5 million, respectively.

h   MD Media’s subsidiary.

i   Based on the latest amendment on July 13, 2015.

j   On March13, 2015, the Company, GSD, Metra and Infomedia entered into several credit facilities agreements with PT Bank Sumitomo Mitsui Indonesia, The Bank of Tokyo – Mitsubishi UFJ, Ltd., PT Bank ANZ Indonesia and syndication of banks (BCA and BNI) amounting to Rp750 billion, Rp750 billion, Rp500 billion, and Rp3,000 billion, respectively. As of December 31, 2015, the unused facilities for PT Bank Sumitomo Mitsui Indonesia, The Bank of Tokyo – Mitsubishi UFJ, Ltd., PT Bank ANZ Indonesia amounting to Rp200 billion, Rp200 billion and Rp410 billion, respectively.

21.  NON-CONTROLLING INTERESTS

	2015	2014 (As restated)
Non-controlling interests in net assets of subsidiaries:
Telkomsel	18,024	18,015
GSD	137	125
Metra	95	89
TII	36	42
Total	18,292	18,271

	2015	2014 (As restated)
Non-controlling interests in total comprehensive income (loss) of subsidiaries:
Telkomsel	7,818	6,728
Metra	(5)	21
TII	(2)	3
GSD	7	(7)
Total	7,818	6,745

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

21. NON-CONTROLLING INTERESTS (continued)

Material partly-owned subsidiary

As of December 31, 2015 and 2014, the non-controlling interest which is considered material to the Company is non-controlling ownership interest in Telkomsel amounting to 35% (Note 1d).

The summarized financial information of Telkomsel below is provided based on amount before elimination of intercompany balances and transactions.

      Summarized statement of financial position

	2015	2014 (As restated)
Current assets	25,660	20,465
Non-current assets	58,426	58,887
Current liabilities	(20,020)	(19,270)
Non-current liabilities	(12,565)	(8,604)
Total equity	51,501	51,478
Attributable to:
Equity holders of parent company	33,477	33,463
Non-controlling interest	18,024	18,015

      Summarized statement of profit or loss and other comprehensive income

	2015	2014 (As restated)
Revenues	76,055	66,252
Operating expenses	(46,429)	(40,683)
Other income	105	151
Profit before income tax	29,731	25,720
Income tax expense - net	(7,363)	(6,329)
Profit for the year from continuing operations	22,368	19,391
Other comprehensive income - net	(29)	(165)
Total comprehensive income for the year	22,339	19,226
Attributable to non-controlling interest	7,818	6,728
Dividend paid to non-controlling interest	7,810	5,464

      Summarized statements of cash flows

	2015	2014
Operating activities	36,130	30,863
Investing activities	(12,951)	(11,052)
Financingactivities	(19,456)	(15,563)
Net increase in cash and cash equivalents	3,723	4,248

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

22.  CAPITAL STOCK

	2015
Description	Number of shares	Percentage of ownership	Total paid-up capital
Series A Dwiwarna share
Government	1	0	0
Series B shares
Government	51,602,353,559	52.55	2,580
The Bank of New York Mellon Corporation*	8,161,361,980	8.31	408
Commissioners (Note 1b):
Hendri Saparini	18,982	0	0
Dolfie Othniel Fredric Palit	17,084	0	0
Hadiyanto	519,640	0	0
Parikesit Suprapto	502,555	0	0
Directors (Note 1b):
Alex J Sinaga	42,723	0	0
Heri Sunaryadi	37,965	0	0
Indra Utoyo	1,182,295	0	0
Muhammad Awaluddin	1,154,755	0	0
Honesti Basyir	1,155,295	0	0
Herdy Rosadi Haman	37,663	0	0
Abdus Somad Arief	37,965	0	0
Dian Rachmawan	98,505	0	0
Public (individually less than 5%)	38,429,695,633	39.14	1,922
Total	98,198,216,600	100.00	4,910
Treasury stock (Note 24)	2,601,779,800	-	130
Total	100,799,996,400	100.00	5,040

	2014
Description	Number of shares	Percentage of ownership	Total paid-up capital
Series A Dwiwarna share
Government	1	0	0
Series B shares
Government	51,602,353,559	52.56	2,580
The Bank of New York Mellon Corporation*	9,472,920,180	9.65	474
Directors (Note 1b):
Indra Utoyo	27,540	0	0
Honesti Basyir	540	0	0
Dian Rachmawan	60,540	0	0
Public (individually less than 5%)	37,100,491,240	37.79	1,855
Total	98,175,853,600	100.00	4,909
Treasury stock (Note 24)	2,624,142,800	-	131
Total	100,799,996,400	100.00	5,040

*  The Bank of New York Mellon Corporation serves as the Depositary of the registered ADS holders for the Company’s ADSs.

The Company issued only 1 Series A Dwiwarna share which is held by the Government and cannot be transferred to any party, and has a veto in the General Meeting of Stockholders of the Company with respect to election and removal from the Boards of Commissioners and Directors, issuance of new shares, and amendments of the Company’s Articles of Association.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

23.  ADDITIONAL PAID-IN CAPITAL

	2015	2014
Proceeds from sale of 933,333,000 shares in excess of par value through IPO in 1995	1,446	1,446
Excess of value over cost of selling 215,000,000 shares under the treasury stock plan phase II (Note 24)	576	576
Excess of value over cost of selling 211,290,500 shares under the treasury stock plan phase I (Note 24)	544	544
Difference in value arising from restructuring transactions and other transactions between entities under common control (Note 2d)	478	478
Excess of value over cost of treasury stock transferred to employee stock ownership program (Note 24)	228	228
Excess of value over cost of selling 22,363,000 shares under the treasury stock plan phase III (Note 24)	36	-
Capitalization into 746,666,640 Series B shares in 1999	(373)	(373)
Net	2,935	2,899

Difference in value arising from restructuring and other transactions of entities under common control amounting Rp478 billion arose from the early termination of the Company’s exclusive rights to provide local and inter-local fixed line telecommunication services, for which the Company is required by the Government to use the funds received from this compensation for the development of telecommunication infrastructure. As of December 31, 2015 and 2014, the accumulated development of the related infrastructure amounting toRp537 billion, respectively.

24.  TREASURY STOCK

			Maximum Purchase
Phase	Basis	Period	Number of Shares	Amount
I	EGM	December 21, 2005 - June 20, 2007	1,007,999,964	Rp5,250
II	AGM	June 29, 2007 - December 28, 2008	215,000,000	Rp2,000
III	AGM	June 20, 2008 - December 20, 2009	339,443,313	Rp3,000
-	BAPEPAM - LK	October 13, 2008 - January 12, 2009	4,031,999,856	Rp3,000
IV	AGM	May 19, 2011 - November 20, 2012	645,161,290	Rp5,000

Movements in treasury stock as a result of the repurchase of shares are as follows:

	2015			2014
	Number of shares	%	Rp	Number of shares	%	Rp
Beginning balance	2,624,142,800	2.60	3,836	3,699,142,800	3.67	5,805
Proceeds from sale of treasury stock	(22,363,000)	(0.02)	(32)	(1,075,000,000)	(1.07)	(1,969)
Ending balance	2,601,779,800	2.58	3,804	2,624,142,800	2.60	3,836

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

24.  TREASURY STOCK (continued)

Pursuant to the AGM of Stockholders of the Company held on June 11, 2010, the stockholders approved the change in the Company’s plan for treasury stock phase I, II, and III to become (i) for reissuance inside or outside stock exchange, (ii) for retirement of the stock by deducting from equity, (iii) for equity stock conversion and (iv) for funding purposes.

Pursuant to the AGM of Stockholders of the Company held on May 19, 2011, the stockholders approved to execute the repurchase plan for treasury stock phase IV.

In 2012, the Company bought back 237,270,500 shares (equal to 1,186,352,500 shares after stock split) from the public (part of stock repurchase program phase IV) for Rp1,744 billion.

In the AGM  on April 19, 2013, the Company's stockholders approved the change to the plan for the treasury stock phase III, which was decided to be used for the implementation of the Employee Stock Ownership Program (“ESOP”) for the year 2013.

On July 30, 2013, the Company resold 211,290,500 shares (equal to 1,056,452,500 shares after stock split) of treasury stock phase I with fair value amounting to Rp2,368 billion  (net of related costs to sell the shares). The excess amounting to Rp544 billion in value of the treasury shares sold over their acquisition cost was recorded as additional paid-in capital (Note 23).

On June 13, 2014, the Company resold 215,000,000  shares (equal to 1,075,000,000  shares after stock split)of treasury stock phase II  with fair value amounting to Rp2,541 billion (net of related  coststo sell the shares). The excess amounting to Rp576  billion in value of the treasury stock sold over their acquisition cost was recorded as additional paid-in capital (Note 23).

On December 21, 2015, the Company resold 4,472,600 shares (equal to 22,363,000 shares after stock split) of treasury stock phase III with fair value amounting to Rp68 billion (net of related costs to sell the shares). The excess amounting to Rp36 billion in value of the treasury stock sold over their acquisition cost was recorded as additional paid-in capital (Note 23).

25.  REVENUES

	2015	2014
Telephone revenues
Cellular
Usage charges	35,803	32,972
Features	1,050	751
Monthly subscription charges	432	567
	37,285	34,290
Fixed lines
Usage charges	4,635	5,347
Monthly subscription charges	2,821	2,697
Call center	275	290
Others	102	101
	7,833	8,435
Total telephone revenues	45,118	42,725
Interconnection revenues
Domestic interconnection	2,276	2,908
International interconnection	2,014	1,800
Total interconnection revenues	4,290	4,708

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

25.  REVENUES (continued)

	2015	2014
Data, internet, and information technology service revenues
Celullar internet and data	19,665	13,563
Short Messaging Services (“SMS”)	15,132	14,034
Internet, data communication and information technology services	12,432	9,987
Pay TV	456	96
Others	135	128
Total data, internet, and information technology service revenues	47,820	37,808
Network revenues
Leased lines	719	610
Satellite transponder lease	512	670
Total network revenues	1,231	1,280
Other telecommunications revenues
Sales of handset	1,516	582
Tower leases	721	700
Call center service	668	446
CPE and terminal	221	451
Others	885	996
Total other telecommunications revenues	4,011	3,175
Total revenues	102,470	89,696

The details of net revenues received by the Group from agency relationships for the years ended December 31,  2015 and 2014 are as follows:

	2015	2014
Gross revenues	20,414	13,933
Compensation to value added service providers	(749)	(370)
Net revenues	19,665	13,563

      Refer to Note 36  for details of related party transactions.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

26.  PERSONNEL EXPENSES

      The breakdown of personnel expenses is as follows:

	2015	2014 (As restated)
Vacation pay, incentives and other benefits	4,225	3,182
Salaries and related benefits	4,052	3,759
Employees’ income tax	1,632	1,317
Early retirement program	683	-
Net periodic pension costs (Note 33)	432	654
Net periodic post-retirement health care benefit costs (Note 35)	216	248
Housing	212	224
LSA expenses (Note 34)	152	115
Insurance	138	98
Other employee benefits (Note 33)	53	56
Other post-retirement benefit costs (Note 33)	47	48
Others	32	86
Total	11,874	9,787

Refer to Note 36  for details of related party transactions.

27.  OPERATION, MAINTENANCE AND TELECOMMUNICATION SERVICE EXPENSES

      The breakdown of operation, maintanance and telecommunication service expenses is as follows:

	2015	2014
Operations and maintenance	15,658	11,827
Radio frequency usage charges (Notes 39c.i and 39c.ii)	3,626	3,207
Concession fees and Universal Service Obligation charges	2,230	1,818
Cost of handset sold (Note 7)	1,493	421
Leased lines and CPE	1,384	758
Electricity, gas and water	1,014	1,180
Cost of IT services	882	357
Tower rent	646	1.065
Cost of SIM cards and vouchers (Note 7)	444	610
Insurance	312	335
Vehicles rental and supporting facilities	296	272
Management project	117	180
Others (each below Rp75 billion)	14	258
Total	28,116	22,288

      Refer to Note 36  for details of related party transactions.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

28.  GENERAL AND ADMINISTRATIVE EXPENSES

      The breakdown of general and administrative expenses is as follows:

	2015	2014
General expenses	1,032	967
Provision for impairment of receivables (Note 6d)	1,010	784
Professional fees	424	266
Training, education and recruitment	393	528
Collection expenses	368	369
Travelling	347	355
Meeting	163	162
Social contributions	116	96
Security and screening	81	104
Others (each below Rp75 billion)	270	332
Total	4,204	3,963

Refer to Note 36  for details of related party transactions.

29.  INTERCONNECTION EXPENSES

      The breakdown of interconnection expenses is as follows:

	2015	2014
Domestic interconnection and access	2,351	3,639
International interconnection	1,235	1,254
Total	3,586	4,893

      Refer to Note 36  for details of related party transactions.

30.  TAXATION

a.   Claims for tax refund

	2015	2014
The Company
Corporate income tax	479	60
Value added tax (“VAT”) (Note 30e.i)	298	298
Subsidiaries
Corporate income tax	290	363
Value tax added (“VAT”) (Note 30e.ii)	12	305
Income tax
Article 23 - Withholding tax on service delivery	0	10
Total claims for tax refund	1,079	1,036
Short-term portion	(66)	(291)
Long-termportion	1,013	745

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

30.  TAXATION (continued)

b.   Prepaid taxes

	2015	2014
The Company
Income tax
Article 19-Revaluation of fixed assets (Note 30f)	750	-
VAT	350	-
	1,100	-
Subsidiaries
Corporate income tax	16	28
VAT	1,536	835
Income tax
Article 23 - Withholding tax on service delivery	20	27
	1,572	890
	2,672	890

      c.   Taxes payable

	2015	2014
The Company
Income taxes
Article 4 (2) - Final tax	37	27
Article 21 - Individual income tax	51	25
Article 22 - Withholding tax on goods delivery and imports	2	2
Article 23 - Withholding tax on service delivery	23	10
Article 25 - Installment of corporate income tax	17	61
Article 26 - Withholding tax on non-resident income	2	2
VAT
VAT	-	197
VAT – Tax collector	396	257
	528	581
Subsidiaries
Income taxes
Article 4 (2) - Final tax	54	81
Article 21 - Individual income tax	113	97
Article 22 - Withholding tax on goods delivery and imports	1	-
Article 23 - Withholding tax on service delivery	102	72
Article 25 - Installment of corporate income tax	237	483
Article 26 - Withholding tax on non-resident income	9	28
Article 29 - Corporate income tax	1,548	957
VAT	681	77
	2,745	1,795
	3,273	2,376

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

30.  TAXATION (continued)

d.   The components of income tax expense (benefit) are as follows:

	2015	2014 (As restated)
Current
The Company	201	822
Subsidiaries	8,164	6,794
	8,365	7,616
Deferred
The Company	(38)	(174)
Subsidiaries	(302)	(103)
	(340)	(277)
	8,025	7,339

The reconciliation between the income tax expense calculated by applying the applicable tax rate of 20% to the profit before income tax less income subject to final tax, and the net income tax expense as shown in the consolidated statement of profit or loss and other comprehensive income is as follows:

	2015	2014 (As restated)
Profit before income tax	31,342	28,613
Less income subject to final - net	(1,531)	(2,334)
	29,811	26,279
Tax calculated at the Company’s applicable statutory tax rate of 20%	5,962	5,256
Difference in applicable statutory tax rate for subsidiaries	1,511	1,237
Non-deductible expenses	322	498
Final income tax expenses	111	168
Deferred tax assets that cannot be utilized-net	-	94
Others	119	86
Net income tax expense	8,025	7,339

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

30.  TAXATION (continued)

d.   The components of income tax expense (benefit) are as follows: (continued)

The reconciliation between the profit before income tax and the estimated taxable income of the Company for the year ended December 31, 2015 and 2014 is as follows:

	2015	2014 (As restated)
Profit before income tax	31,342	28,613
Add back consolidation eliminations	15,553	13,110
Consolidated profit before income tax and eliminations	46,895	41,723
Less: profit before income tax of the subsidiaries	(31,007)	(26,309)
Profit before income tax attributable to the Company	15,888	15,414
Less: income subject to final tax	(591)	(622)
	15,297	14,792
Temporary differences:
Provision for onerous contracts	547	-
Finance leases	231	64
Provision for personnel expenses	127	(342)
Valuation of fair value of put option and long-term investment	117	8
Net periodic pension and other post-retirement benefits costs	12	370
Provision for impairment of assets	-	805
Depreciation and gain on sale of property and equipment	(948)	(574)
Provision for incentives to subscribers’ migration	(209)	209
Provision for impairment and trade receivables written-off	(206)	574
Deferred installation fee	(33)	11
Other provisions	296	19
Net temporary differences	(66)	1,144
Permanent differences:
Employee benefits	232	244
Net periodic post-retirement health care benefit costs	216	248
Donations	175	209
Equity in net income of associates and subsidiaries	(15,590)	(13,121)
Others	287	170
Net permanent differences	(14,680)	(12,250)
Taxable income of the Company	551	3,686
Current corporate income tax expense	110	738
Final income tax expense	91	84
Total current income tax expense of the Company	201	822
Current income tax expense of the subsidiaries	8,164	6,794
Total current income tax expense	8,365	7,616

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

30.  TAXATION (continued)

d.   The components of income tax expense (benefit) are as follows: (continued)

Tax Law No. 36/2008 which is futher regulated in Government Regulation No. 77/2013 stipulates a reduction of 5% from the top rate applicable to qualifying listed companies, for those whose stocks are traded in the IDX which meet the prescribed criteria that the public owns 40% or more of the total fully paid and traded shares, and such shares are owned by at least 300 parties, with each party owning less than 5% of the total paid-up shares. These requirements must be met by a company for a period of 183 days in one tax year. The Company has met all of the required criteria; therefore, for the purpose of calculating income tax expense and liabilities for the financial reporting years endedDecember 31, 2015 and 2014, the Company has reduced the applicable tax rate by 5%.

TheCompany applied the  tax rate of 20% for the years ended December 31, 2014  and 2015.Thesubsidiaries applied a tax rate of 25% for the years ended December 31, 2014 and 2015.

e.   Tax assessment

(i)   The Company

In November 2013, the Company received tax underpayment assesmentletters   (“SKPKBs”) No. 00056/207/07/093/13 to No. 00065/207/07/093/13 dated November 15, 2013, for the underpayment of VAT for the period  January - September and November 2007 amounting to Rp142 billion. On January 20, 2014, the Company filed its  objection to the Tax Authorities.The Company has received the rejection of its objection through The Directorate General of Taxation (“DGT”) decision letter No. 2498 to 2504 and 2541 to 2543/WPJ.19/2014dated December 16 and 18, 2014, respectively. The Company accepted the assessment on the underpayment of VAT amounting to Rp22 billion (including penalty of Rp10 billion). The accepted portion was charged to the 2014 consolidated statement of profit and loss and other comprehensive income and the portion of VAT Interconnection amounting to Rp120 billion (including penalty Rp39 billion) is recognized as claim for tax refund.The Companyhas filedan appeal to the rejectionof  the objection on underpaymentof VAT on InterconnectionsNo.Tel. 59/KU000/COP-10000000/2015 toNo.Tel.59/KU000/COP-10000000/2015 dated March 12, 2015. As of the date of approval and authorization for the issuance of these consolidated financial statements, the Company is still in the process of hearing in tax court.

In November 2014, the Company received SKPKBs as the result of tax audit for fiscal year 2011 from the Tax Authorities. Based on the letters, the Company received VATUnderpayment assesment for the tax period January until  December 2011 amounting  to Rp182.5 billion (including penalty Rp60 billion) and corporate income tax underpayment assesment amounting  to Rp2.8 billion (including penalty of Rp929 million). The Company has paid the underpayment. The accepted portion on the underpayment VAT,amounting toRp4.7 billion (including penalty of Rp2 billion) was  charged to the 2014 consolidated statement of profit or loss and other comprehensive income and the portion of VAT Interconnection amounting to Rp178 billion (including penalty of Rp58 billion) isrecognized as claim for tax refund. The Company filedan objection VATinterconnection transactionsin 2011 on January 7, 2015No.Tel. 03/KU000/COP-10000000/2015 to No.Tel.14/KU000/COP-10000000/2015 to theTax Authority.Regarding the case, The Tax authority rejected the Company’s objection in the decree No. 1907 to 1914 dated October 20, 2015 for the tax period January to August 2011, No. 2026 to 2028 dated November 2, 2015 for the tax period October to December 2011 and No. 2642/WPJ.19/2015 dated December 29, 2015 for the tax periodSeptember 2011. The Company has filed an appeal to the rejection of the objection on January 20, 2016. As of the date of approval and authorization for the issuance of these consolidated financial statements, the appeal is still in process.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

30.  TAXATION (continued)

e.   Tax assessment (continued)

(iv)  Telkomsel

On April 21, 2010, the Tax Authorities filed a judicial review request to the Indonesian Supreme Court (“SC”) for the Tax Court’s acceptance of Telkomsel’s request to cancel the Tax Collection Letter (“STP”) for the underpayment of December 2008 income tax Article 25 amounting to Rp429 billion (including a penalty of Rp8 billion). In May 2010, Telkomsel filed a contra-appeal to the SC. As of the date of approval and authorization for issuance of these consolidated financial statements, the judicial review is still in process.

In May and June 2012, Telkomsel received the refund of penalty on 2010 income tax article 25 underpayment amounting to Rp15.7 billion based on the Tax Court’s verdict. On July 17, 2012, the Tax Authorities filed a judicial review request to the SC on the Tax Court’s Verdict. On September 14, 2012, Telkomsel filed a contra-appeal to the SC. As of the date of approval and authorization for issuance of these consolidated financial statements, the judicial review is still in process.

On March 12, 2012, Telkomsel received assessment letters as a result of a tax audit for the fiscal year 2010 by the Tax Authorities. Based on the letters, Telkomsel overpaid the corporate income tax and underpaid the value added tax amounting to Rp597.4 billion and Rp302.7 billion (including penalty of Rp73.3 billion), respectively. Telkomsel accepted the assessment on the overpayment of corporate income tax and Rp12.1 billion of the underpayment of the value added tax (including penalty of Rp6.3 billion). The accepted portion was charged to the 2012 consolidated statement of profit and loss and other comprehensive income. On April 5, 2012, Telkomsel received a refund for the overpayment of corporate income tax for fiscal year 2010 amounting to Rp294.7 billion, net of underpayment of value added tax. On May 24, 2012, Telkomsel filed an objection to the Tax Authorities for the underpayment of value added tax of Rp290.6 billion (including penalty of Rp67 billion) and recorded it as a claim for tax refund. On May 1, 2013, the Tax Authorities rejected Telkomsel’s objection. Subsequently, on July 29, 2013, Telkomsel filed an appeal to the Tax Court. On March 16, 2015, the Tax Court accepted Telkomsel’s appeal on the 2010 value added tax totaling Rp290.6 billion. On May 13, 2015, Telkomsel received a refund for value added tax and amounting to Rp290.7 billion (net of STP amounting to Rp3.837 million). In May 2015, Telkomsel request to Tax Authorities to cancel the STP. As the date of approval and authorization for the issuance of these consolidated financial statements, the request is still in process and the amount is recorded as part of claim for tax refund.

In December 2013, the Tax Court accepted Telkomsel’s appeal on the 2006 value added tax and withholding taxes totaling Rp116 billion. In February 2014, Telkomsel received the refund.

On November 7, 2014, Telkomsel received assessment letters as a result of a tax audit for the fiscal year 2011 by the Tax Authorities. According to the letters, Telkomsel is liable for the underpayment of corporate income tax, value added tax and withholding tax amounting to Rp257.8 billion, Rp2.9 billion and Rp2.2 billion (including penalty of Rp85.3 billion), respectively. Telkomsel accepted the assessment of Rp7.8 billion of the underpayment of corporate income tax, Rp1 billion of the underpayment of the value added tax and Rp2.2 billion of the underpayment of the withholding tax (including penalty of Rp3.5 billion). The accepted portion was charged to the 2014 statement of profit and loss and other comprehensive income. In December 2014, Telkomsel paid the underpayments. In December 2014, Telkomsel filed an objection to the Tax Authorities for the underpayment of corporate income tax of Rp250 billion (including penalty of Rp81.1 billion) and value added tax of Rp1.9 billion (including penalty of Rp670 million), respectively. The underpayments were recorded as part of a claim for tax refund. On November 17, 2015, through its Decision Letters, the Tax Authorities rejected Telkomsel Objection for CIT. Subsequently, in December 2015 Telkomsel received Decision Letters from Tax Authorities which accepted part of Telkomsel objection for VAT by reducing Telkomsel’s underpayment amounting  to Rp380 million (including penalty of Rp165 million).

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

30.  TAXATION (continued)

e.   Tax assessment (continued)

(ii)    Telkomsel(continued)

Telkomsel plan to file an appeal to the Tax Court. As of the date of approval and authorization for issuance of consolidated financial statements, the plan to file the appeal is still in process.

In August 2015, Telkomsel received the letter from the Tax Authorities which notified that the Tax Authorities has confirmed that tower should be classified as building and depreciated for 20 years. This letter is based on specific tax ruling on fiscal depreciation of tower issued in July 2015. Subsequently, part of claim for tax refund has been reclassified for principal portion to deferred tax liabilities and penalty charged to profit and loss amounting to Rp125 billion and Rp60 billion, respectively, and Rp66 billion remains as claim for tax refund.

In accordance with tax regulation, in September 2015 Telkomsel revised the fiscal depreciation calculation of tower and filed the revised Corporate Income Tax Return for fiscal year 2012, 2013, and 2014. As a result of the revised tax return, Telkomsel reclassified the deferred tax liabilities to current tax payable and paid the underpayment of Corporate Income Tax amounting to Rp174 billion. Subsequently, on September 11, 2015,  The Indonesian Tax Authorities issued Tax Collection Letters (“STPs”) amounting to Rp67 billion for Corporate Income Tax late payment penalty of 2012 to 2014. On September 21, 2015, Telkomsel filed the request for cancellation of such STPs to Tax Authority based on prevailing tax reinventing policy. On November 26, 2015, Tax Authority accepted Telkomsel request and cancel the STPs.

On July 3, 2015, in response to Telkomsel’s letter for claiming interest income related to VAT and Withholding Tax for fiscal year 2006, Tax Authorities informed that Telkomsel's claim will not be proceeded since the Tax Authorities filed a request for judicial review to Supreme Court. As of the date of the report, Telkomsel has not received a formal letter from Tax Court for the judicial review and the claim for interest income request is still in process.

f.    Tax incentives

In December 2015, the Company took advantage of the Economic Policy Package V in the form of tax incentives for fixed assets revaluation as stipulated in the Ministry of Finance Regulation (“PMK”) No.191/PMK.010.2015 jo PMK No. 233/PMK.03/2015. In accordance with the PMK, the Company is allowed to revaluate its fixed assets for tax purposes and will obtain special treatment when the application of the revaluation is submitted to Directorate General of Taxation (“DGT”) during the period between the effective date of PMK and December 31, 2016. The special treatment is final income tax ranging from 3%-6% on the excess of the revaluation amount of fixed assets over its original net book value.

On December 29, 2015, the Company filed an application for fixed assets revaluation using self-assessed revaluation amount and has paid the related final income tax amounted to Rp750 billion. Based on the PMK, the self-assessed revaluation amount should be revaluated by a public independent appraiser (KJPP) or valuation specialist, which is registered with the Government, before December 31, 2016. Upon verification of the completeness and accuracy of the application, DGT may issue approval letter within 30 days after the receipt of complete application. The Company has appointed a KJPP to perform fixed assets revaluation and, as of the completion date of these  consolidated financial statements, the revaluation is still in process. The Company recorded and presented the final income tax paid as Prepaid Taxes.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

30.  TAXATION (continued)

      g.   Deferred tax assets and liabilities

The details of the Group's deferred tax assets and liabilities are as follows:

	December 31, 2014 (As restated)	(Charged) credited to the consolidated statements of profit or loss	(Charged) credited to the consolidated statements of other comprehensive income	Reclassification	December 31, 2015
The Company
Deferred tax assets:
Provision for impairment of receivable	470	(41)	-	-	429
Net periodic pension and other post-retirement benefits costs	330	3	2	-	335
Accrued expenses and provision for inventory obsolescence	76	135	-	-	211
Employee benefit provisions	72	25	-	-	97
Deferred installation fee	72	(7)	-	-	65
Finance leases	22	47	-	-	69
Total deferred tax assets	1,042	162	2	-	1,206
Deferred tax liabilities:
Difference between accounting and tax bases of property and equipment	(1,458)	(139)	-	-	(1,597)
Valuation of long-term investment	(69)	24	-	-	(45)
Land rights, intangible assets and others	(14)	(9)	-	-	(23)
Total deferred tax liabilities	(1,541)	(124)	-	-	(1,665)
Deferred tax liabilities of the Company	(499)	38	2	-	(459)
Telkomsel
Deferred tax assets:
Provisions for employee benefits	323	16	10	-	349
Provision for impairment of receivables	129	9	-	-	138
Recognition of interest under USO arrangements	0	0	-	-	0
Total deferred tax assets	452	25	10	-	487
Deferred tax liabilities:
Difference between accounting and tax basesof property and equipment	(2,044)	350	-	299	(1,395)
Finance leases	(254)	(131)	-	-	(385)
Intangible assets	(61)	9	-	-	(52)
Total deferred tax liabilities	(2,359)	228	-	299	(1,832)
Deferred tax liabilities of Telkomsel - net	(1,907)	253	10	299	(1,345)
Deferred tax liabilities of other subsidiaries - net	(248)	(59)	1	-	(306)
Deferred tax liabilities - net	(2,654)	233	13	299	(2,110)
Deferred tax assets - net	95	107	(1)	-	201

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

30.  TAXATION (continued)

g.   Deferred tax assets and liabilities

The details of the Group's deferred tax assets and liabilities are as follows:

	Desember 31, 2013 (As restated)	(Charged) credit to the consolidated statement of profit or loss	(Charged) credit to the consolidated other comprehensive Income	December 31, 2014
The Company
Deferred tax assets:
Provision for impairment of receivables	446	24	-	470
Net periodic pension and other post-retirement benefits costs	341	74	(85)	330
Accrued expenses and provision for inventory obsolescence	27	49	-	76
Employee benefit provisions	143	(71)	-	72
Deferred installation fee	70	2	-	72
Finance leases	9	13	-	22
Total deferred tax assets	1,036	91	(85)	1,042
Deferred tax liabilities:
Difference between accounting and tax bases of property and equipment	(1,543)	85	-	(1,458)
Valuation of long-term investment	(70)	1	-	(69)
Land rights, intangible assets, and others	(11)	(3)	-	(14)
Total deferred tax liabilities	(1.624)	83	-	(1.541)
Deferred tax liabilities of the Company - net	(588)	174	(85)	(499)
Telkomsel
Deferred tax assets:
Provisions for employee benefits	239	29	55	323
Provision for impairment of receivables	121	8	-	129
Recognition of interest under USO arrangements	0	(0)	0	0
Total deferred tax assets	360	37	55	452
Deferred tax liabilities:
Difference between accounting and tax bases of property and equipment	(2,268)	224	-	(2,044)
Finance leases	(121)	(133)	-	(254)
Intangible assets	(62)	1	-	(61)
Total deferred tax liabilities	(2,451)	92	-	(2,359)
Deferred tax liabilities of Telkomsel - net	(2,091)	129	55	(1,907)
Deferred tax liabilities of other subsidiaries - net	(197)	(51)	-	(248)
Deferred tax liabilities - net	(2,876)	252	(30)	(2,654)
Deferred tax assets - net	67	25	3	95

As of December 31, 2015 and 2014, the aggregate amounts of temporary differences associated with investments in subsidiaries and associated companies, for which deferred tax liabilities have not been recognized wereRp28,295 billion and Rp27,112  billion, respectively.

Realization of the deferred tax assets is dependent upon the Group’s capability in generating future profitable operations. Although realization is not assured, the Group believes that it is probable that these deferred tax assets will be realized through reduction of future taxable income when temporary differences reverse. The amount of deferred tax assets is considered realizable; however, it could reduce if actual future taxable income is lower than estimates.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

30.  TAXATION (continued)

h.   Administration

From 2008 to 2015, the Company has been consecutively entitled to income tax rate reduction of 5% for meeting the requirements in accordance with the Government Regulation No. 81/2007 in conjunction with the Ministry of Finance Regulation No. 238/PMK.03/2008. On the basis of historical data, for the year ended December 31,2015, the Company calculates the deferred tax using the tax rate of 20%

The taxation laws of Indonesia require that the Company and its local subsidiaries to submit individual tax returns on the basis of self-assessment. Under prevailing regulations, the DGT may assess or amend taxes within a certain period. For fiscal years 2007 and earlier, the period is within ten years of the time the tax became due, but not later than 2013, while for fiscal years 2008 and onwards, the period is within five years of the time the tax became due.

The Minister  of Finance of the Republic of Indonesia has issued Regulation No.85/PMK.03/2012 dated June 6, 2012 concerning the appointment of State-Owned Enterprises ("SOEs") to withhold, deposit and report VAT and Sales Tax on Luxury Goods ("PPnBM") according to the procedures outlined in the Regulation which is effective from July 1, 2012. The Minister of Finance of the Republic Indonesia also has issued Regulation No.224/PMK.011/2012 dated December 26, 2012 concerning the appointment of SOEs to withhold income tax article 22 which is effective from February 23, 2013. The Company has withheld, deposited, and reported the VAT and PPnBM or VAT and also income tax article 22 in accordance with the Regulation.

The Companyreceived a letter fromthe Large Tax Office FourNo.Pemb-00 427 /WPJ.19/KP.0405/RIK.SIS/2015datedJune 29, 2015regarding the notice of field examination for the tax periodJanuary to December2014.The Company received a certificate of tax audit exemption from the DGT for fiscal years 2010 and 2012 which is valid unless the Company files for corporate income tax overpayment, in which case a tax audit will be performed. As of the date of approval and authorization of these consolidated financial statements, there is notax audit performed for fiscal years 2010, 2012, and 2013.

31.  BASIC AND DILUTED EARNINGS PER SHARE

Basic earnings per share is computed by dividing profit for the year attributable to owners of the parent company amounting to Rp15,489billion and Rp14,471  billion by the weighted average number of shares outstanding during the period totaling 98,176,527,553shares and 97,695,785,107shares after stock split for the years ended December 31, 2015 and 2014, respectively. The weighted average number of shares takes into account the weighted average effect of changes in treasury stock transaction during the year.

Basic earnings per share amounting to Rp157.77and Rp148.13  (in full amount) for the years ended December 31, 2015 and 2014, respectively.

The Company does not have potentially dilutive financial investments as of December 31, 2015 and 2014.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

32.  CASH DIVIDENDS AND GENERAL RESERVE

Pursuant to the AGM of Stockholders of the Company as stated in notarial deed  No. 4  dated April 4, 2014  of Ashoya Ratam, S.H., MKn., the Company’s stockholders approved  the distribution of cash dividend and special cash dividend for 2013  amounting to Rp7,813  billion (Rp80.46 per share) and Rp2,130  billion (Rp21.94 per share), respectively. On May16, 2014, the Company paid the cash dividend and special cash dividend totalling Rp9,943 billion.

Pursuant to the AGM of Stockholders of the Company as stated in notarial deed  No. 26  dated April 17, 2015  of Ashoya Ratam, S.H., MKn., the Company’s stockholders approved  the distribution of cash dividend and special cash dividend for 2014  amounting to Rp7,319  billion (Rp74.55 per share) and Rp1,464  billion (Rp14.91 per share), respectively. On May21, 2015, the Company paid the cash dividend and special cash dividend totalling Rp8,783 billion.

Appropriation of Retained Earnings

Under the Limited Liability Company Law, the Company is required to establish a statutory reserve amounting to at least 20% of its issued and paid-up capital.

The balance of the appropriated retained earnings of the Company as of December 31, 2015 and 2014 amountingto Rp15,337 billion, respectively.

33.  PENSION AND OTHER POST-EMPLOYMENT BENEFITS

	Notes	2015	2014 (As restated)
Prepaid pension benefit cost
The Company	33a	1,329	1,170
MDM		2	-
Infomedia		0	0
Total		1,331	1,170
Pension benefit and other post-employment benefit obligations
Pension
The Company - unfunded	33b.i	2,500	2,326
Telkomsel	33b.ii	803	812
Total pension		3,303	3,138
Other post-employment benefit	33c	497	488
Obligation under the Labor Law	33d	253	244
Total		4,053	3,870

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

33.  PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

       The breakdown of the benefit expense recognized in the consolidated statements of profit or loss and other comprehensive income is as follows:

	Notes	2015	2014 (As restated)
Net periodic pension costs
The Company - funded	33a	12	254
The Company - unfunded	33b.i	251	274
Telkomsel	33b.ii	168	126
MDM		1	-
Infomedia		0	0
Net periodic pension costs	26	432	654
Other post-retirement benefit costs	26,33c	47	48
Employee benefit costs under the Labor Law	33d	53	56

      Amounts recognized in OCI as ofDecember 31, 2015 and 2014, respectively.

	Notes	2015	2014 (As restated)
Defined benefit plan actuarial (gain) losses
Pension
The Company - funded	33a	(186)	(483)
The Company - unfunded	33b.i	187	31
Telkomsel	33b.ii	15	201
Infomedia		(1)	0
MDM		0	0
Post-employment health care benefit	33c	11	24
Pension obligations based
Obligation under the Labor Law	33d	20	34
Sub-total		46	(193)
Deferred tax effect at the applicable tax rates	30f	(12)	27
Defined benefit plan actuarial (gain) losses, net of tax		34	(166)

a.   Prepaid pension benefit costs

The Company sponsors a defined benefit pension plan for employees with permanent status prior to July 1, 2002. The pension benefits are paid based on the participating employees’ latest basic salary at retirement and the number of years of their service. The plan is managed by Telkom Pension Fund (“Dana Pensiun Telkom” or “Dapen”). The participating employees contribute 18% (before March 2003: 8.4%) of their basic salaries to the pension fund. The Company’s contributions to the pension fund for the years ended December 31, 2015 and 2014 amounted to RpNil, respectively.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

33.  PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.   Prepaid pension benefit costs (continued)

The following table presents the changes in projected pension benefit obligations, changes in pension benefit plan assets, funded status of the pension plan and net amount recognized in the consolidated statements of financial position for the years ended December 31, 2015 and 2014, on the defined benefit pension plan:

	2015	2014 (As restated)
Changes in projected pensionbenefit obligations
Projected pension benefit obligations at beginning of year	17,402	14,883
Charged to profit or loss
Service costs	218	188
Past service cost-plan amendment	(55)	204
Interest costs	1,445	1,348
Pension plan participants’ contributions	45	45
Actuarial (losses)gain recognized in OCI	(1,666)	1,471
Expected pension benefits paid	(808)	(737)
Completion	(76)	-
Projected pension benefit obligations at end of year	16,505	17,402
Changes in pension benefit plan assets
Fair value of pension plan assets at beginning of year	18,929	16,803
Interest income	1,576	1,534
Return on plan assets (excluding amount included in net interest expense)	(1,837)	1,340
Pension plan participants’ contributions	45	45
Expected pension benefits paid	(808)	(737)
Administrative expenses paid	(71)	(56)
Fair value of pension plan assets at end of year	17,834	18,929
Funded status	1,329	1,527
Unrecoverable surplus (effect of asset ceiling)	-	(357)
Prepaid pension benefit cost	1,329	1,170

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

33.  PENSION AND OTHER POST-EMPLOYMENT BENEFITS(continued)

a.   Prepaid pension benefit costs (continued)

As of December 31, 2015 and 2014, pension plan assets mainly consisted of :

	2015		2014
	Quoted in active market	Unquoted	Quoted in active market	Unquoted
Cash and cash equivalent	1,335	-	2,476	-
Equity instruments finance	1,153	-	1,137	-
Consumer goods	953	-	796	-
Infrastructure, utilities and transportation	637	-	724	-
Construction, property and real estate	573	-	508	-
Basic industry and chemical	163	-	409	-
Trading, service and investment	183	-	269	-
Mining	45	-	142	-
Agriculture	29	-	62	-
Miscellaneous industries	240	-	325	-
Equity-based mutual fund	1,120	-	1,172	-
Fixed income instruments
Corporate bonds	-	3,587	-	3,351
Government bonds	7,257	-	6,526	451
Non-public equity
Direct placement	-	163	-	153
Property	-	156	-	153
Others	-	240	-	275
Total	13,688	4,146	14,546	4,383

Pension plan assets also include Series B shares issued by the Company with fair values totalling Rp445  billion and Rp348  billion, representing 2.49% and 1.84% of total plan assets as of December  31, 2015  and 2014, respectively, and bonds issued by the Company with fair value totalling Rp464  billion and Rp151  billion representing 2.60% and 0.80% of total assets as of December 31, 2015  and 2014, respectively.

The expected return is determined based on market expectation for returns over the entire life of the obligation by considering the portfolio mix of the plan assets. The actual return on plan assets was (Rp332 billion)  and Rp2,817 billion for the year ended December 31, 2015 and 2014, respectively. Based on the Company’s policy issued on January 14, 2014 regarding Dapen’s Funding Policy, the Company will not contribute to Dapen when Dapen’s Funding Sufficiency Ratio (FSR) is above 105%. Therefore, the Company does not expect to contribute to the defined benefit pension plan in 2015.

Based on the Company policyissued  on July 1, 2014, regardingPension Regulation by Dana Pensiun Telkom, there is an increase in monthly benefits given to the pensioners, widow/widower or the children  of participants who stopped  working before the end of June 2002.

During 2015, the Company made a settlement to pensioners, widow/widower or the children of participant who has monthly pension benefits under Rp1,500,000  and choose to withdraw their pension benefits in lump sum.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

33.  PENSION AND OTHER POST-EMPLOYMENT BENEFITS(continued)

a.     Prepaid pension benefit costs (continued)

The movements of the prepaid pension benefit cost during for the years ended December 31, 2015 and 2014 are as follows:

	2015	2014 (As restated)
Prepaid pension benefit cost at beginning of year	1,170	949
Net periodic pension benefit cost	(27)	(262)
Actuarial losses(gain) recognized via the OCI	1,666	(1,471)
Asset ceiling recognized via the OCI	357	614
Return on plan assets (excluding amount included in net interest expense)	(1,837)	1,340
Prepaid pension benefitcost at end of year	1,329	1,170

The components of net periodic pension benefit cost are as follows:

	2015	2014 (As restated)
Service costs	218	188
Past service cost – vesting	(55)	204
Plan administration cost	71	56
Net interest cost	(131)	(186)
Completion	(76)	-
Net periodic pension benefit cost	27	262
Cost to subsidiaries by agreement	(15)	(8)
Net periodic pension benefit cost less cost to subsidiaries by agreement	12	254

Amounts recognized in OCI  are as follows:

	2015	2014 (As restated)
Actuarial (gain) losses recognized during the year	(1,666)	1,471
Asset ceiling recognized via the OCI	(357)	(614)
Return on plan assets (excluding amount included in net interest expense)	1,837	(1,340)
Net	(186)	(483)

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

33.  PENSION AND OTHER POST-EMPLOYMENT BENEFITS(continued)

a.     Prepaid pension benefit costs (continued)

The actuarial valuation for the defined benefit pension plan and the other post-employment benefits (Notes 33b and 33c) was performed based on the measurement date as of December 31, 2015 and 2014, with reports dated February 25, 2016 and February 24, 2015, respectively, by PT Towers Watson Purbajaga (“TWP”), an independent actuary in association with Willis Towers Watson (“WTW”) (formerly Towers Watson). The principal actuarial assumptions used by the independent actuary as of December 31, 2015 and 2014 are as follows:

	2015	2014
Discount rate	9.00%	8.50%
Rate of compensation increases	8.00%	8.00%
Indonesian mortality table	2011	2011

b.  Pension benefit costs provisions

(i)   The Company

The Company sponsors unfunded defined benefit pension plans and a defined contribution pension plan for its employees.

The defined contribution pension plan is provided to employees hired with permanent status on or after July 1, 2002. The plan is managed by Financial Institutions Pension Fund (“Dana Pensiun Lembaga Keuangan” or “DPLK”). The Company’s contribution to DPLK is determined based on a certain percentage of the participants’ salaries and amounted to Rp7 billion and Rp6 billion as of December 31, 2015 and 2014, respectively.

Since 2007, the Company has provided pension benefit based on uniformulation for both participants prior to and from April 20, 1992 effective for employees retiring beginning February 1, 2009. In 2010, the Company replaced the uniformulation with Manfaat Pensiun Sekaligus (“MPS”).MPS is given to those employees reaching retirement age, upon death or upon becoming disabled starting from February 1, 2009.

The Company also provides benefits to employees during a pre-retirement period in which they are inactive for 6 months prior to their normal retirement age of 56 years, known as pre-retirement benefits (“Masa Persiapan Pensiun” or “MPP”). During the pre-retirement period, the employees still receive benefits provided to active employees, which include, but are not limited to, regular salary, health care, annual leave, bonus and other benefits. Since 2012, the Company has issued a new requirement for MPP effective for employees retiring beginning April 1, 2012, whereby the employee is required to file a request for MPP and if the employee does not file the request, he or she is required to work until the retirement date.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

33.  PENSION AND OTHER POST-EMPLOYMENT BENEFITS(continued)

b.  Pension benefit costs provisions (continued)

(i)   The Company (continued)

The following table presents the change in projected pension benefits obligation of MPS and MPP for the years ended December 31, 2015 and 2014:

	2015	2014 (As restated)
Changes in projected pension benefit obligations
Unfunded projected pension benefit obligations at beginning of year	2,326	2,201
Service costs	60	80
Interest costs	191	194
Actuarial losses recognized in OCI	187	31
Benefits paid by employer	(264)	(180)
Unfunded projected pension benefit obligations at end of year	2,500	2,326

The components of total periodic pension benefit cost are as follows:

	2015	2014 (As restated)
Service costs	60	80
Net interest cost	191	194
Total periodic pension benefit cost	251	274

Amounts recognized in OCI amounted to Rp187 billion and Rp31 billion as ofDecember 31,2015 and 2014,respectively.

The principal actuarial assumptions used by the independent actuary as of December 31, 2015 and 2014 are as follows:

	2015	2014
Discount rate	9.00%	8.50%
Rate of compensation increases	varies	8.00%
Indonesian mortality table	2011	2011

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

33.   PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

b.  Pension benefit costs provisions (continued)

      (ii)   Telkomsel

Telkomsel provides a defined benefit pension plan to its employees. Under this plan, employees are entitled to pension benefits based on their latest basic salary or take-home pay and the number of years of their service. PT Asuransi Jiwasraya (“Jiwasraya”), a state-owned life insurance company, manages the plan under an annuity insurance contract. Until 2004, the employees contributed 5% of their monthly salaries to the plan and Telkomsel contributed any remaining amount required to fund the plan. Starting 2005, the entire contributions have been fully made by Telkomsel.

Telkomsel’s contributions to Jiwasraya amounted to Rp192 and Rp98 billionfor the years ended December 31, 2015 and 2014, respectively.

The following table presents the change in projected pension benefits obligation, change in pension plan assets, funded status of the pension plan and net amount recognized in the Company’s consolidated statement of financial position for the years ended December 31, 2015 and 2014 of its defined benefit pension plan:

	2015	2014 (As restated)
Changes in projected pensionbenefit obligation
Projected pension benefit obligation at beginning of year	1,281	899
Charged to profit or loss
Service costs	101	74
Net interest cost	106	81
Actuarial(losses) gain recognized in OCI	(64)	234
Expected benefits paid	(9)	(7)
Projected pension benefit obligation at end of year	1,415	1,281
Changes in pension benefit plan assets
Fair value of plan assets at beginning of year	469	317
Interest income in profit or loss	39	28
Return on plan assets (excluding amount included in net interest expense)	(79)	33
Employer’s contributions	192	98
Expected benefits paid	(9)	(7)
Fair value of plan assets at end ofyear	612	469
Funded status	(803)	(812)
Provision for pension benefit cost	(803)	(812)

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

33.   PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

b.  Pension benefit costs provisions (continued)

(ii)    Telkomsel (continued)

Movements of the provision for pension benefit cost for the years ended December 31, 2015 and 2014:

	2015	2014 (As restated)
Provision for pension benefit cost at beginning of year	(812)	(583)
Periodic pension benefit cost	(168)	(126)
Actuarial gain (losses) recognized via the OCI	64	(234)
Return on plan assets (excluding amount included in net interest expense)	(79)	33
Employer contributions	192	98
Provision for pension benefit cost at end of year	(803)	(812)

The components of the periodic pension benefit cost are as follows:

	2015	2014 (As restated)
Service costs	101	74
Net interest cost	67	52
Total periodic pension benefit cost	168	126

Amounts  recognized in OCI  are as follows:

	2015	2014 (As restated)
Actuarial (losses) gain recognized during the year	(64)	234
Return on plan assets (excluding amount included in net interest expense)	79	(33)
Total periodic pension benefit cost	15	201

The net periodic pension costs for the pension plan was calculated based on the  measurement date as of December 31, 2015 and 2014, with reports dated February 12, 2016 and February 5, 2015, respectively, by TWP, an independent actuary in association with WTW. The principal actuarial assumptions used by the independent actuary based on the measurement date as of December 31, 2015 and 2014, are as follows:

	2015	2014
Discount rate	9.25%	8.25%
Rate of compensation increases	8.00%	6.50%
Indonesian mortality table	2011	2011

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

33.   PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

c.  Other post-employment benefits provisions

The Company provides other post-retirement benefits in the form of cash paid to employees on their retirement or termination. These benefits consist of final housing allowance (“Biaya Fasilitas Perumahan Terakhir” or “BFPT”) and home passage leave (“Biaya Perjalanan Pensiun dan Purnabhakti” or “BPP”).

The changes of the projected other post-employment benefit obligations for the years ended December 31, 2015 and 2014 are as follows:

	2015	2014 (As restated)
Changes in projected other post-employment benefits provision
Unfunded projected benefit obligations at beginning of year	488	450
Service costs	8	9
Net interest cost	39	39
Actuarial losses recognized in OCI	11	24
Benefits paid by employer	(49)	(34)
Provision for other post-employment benefits	497	488

The components of the projected  other post-employment benefit cost as of December 31, 2015and 2014 are as follows:

	2015	2014 (As restated)
Service costs	8	9
Net interest cost	39	39
Total	47	48

Amounts recognized in OCI amounted to Rp11 billion and Rp24 billionas ofDecember31, 2015 and 2014, respectively.

The principal actuarial assumptions used by the independent actuary based on the measurement date as of December 31, 2015 and 2014, are as follows:

	2015	2014
Discount rate	9.00%	8.50%
Indonesian mortality table	2011	2011

      d.   Obligation under the Labor Law provisions

Under Law No. 13 Year 2003, the Group is required to provide minimum pension benefits, if not covered yet by the sponsored pension plans, to its employees upon retirement age. The total related obligation recognized as of December 31, 2015 and 2014 amounted to Rp253  billion and Rp244  billion, respectively. The related employee benefits cost charged to expense amounted to Rp53  billion and Rp56 billion for the years ended December 31, 2015 and 2014, respectively. The actuarial (gain) losses recognized in OCI amounted to Rp20  billion and Rp34  billion for the years ended December 31, 2015 and 2014, respectively.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

33.   PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

      e.   Maturity Profile of Defined Benefit Obligation (“DBO”)

     Weighted average duration of DBO for the Company and Telkomsel are 10.43  years and 11.86  years,respectively. The timing of benefits payments for 2015  is as follows (in millions of Rupiah):

	Expected Benefits Payment
	Company
Time Period	Funded	Unfunded	Telkomsel	Other post-employment benefits
Within next 10 years	14,641	3,164	1,166	613
Within 10-20 years	19,912	235	5,183	148
Within 20-30 years	17,377	15	5,275	47
Within 30-40 years	11,453	1	730	4
Within 40-50 years	26,115	-	-	-
Within 50-60 years	301	-	-	-
Within 60-70 years	13	-	-	-
Within 70-80 years	0	-	-	-

f.      Sensitivity Analysis

1% change in discount rate and rate of salary would have effect on DBO, as follows:

	Discount Rate		Rate of Compensation
Sensitivity	1% Increase	1% Decrease	1% Increase	1% Decrease
Funded	(1,315)	1,542	375	(356)
Unfunded	(73)	78	72	(72)
Telkomsel	(76)	82	82	(77)
Other post-employment benefits	(16)	18	-	-

The sensitivity analyses have been determined based on a method that extrapolates the impact on DBO as a result of reasonable changes in key assumptions occurring at the end of the reporting period.

The sensitivity results above determine the individual impact on the Plan’s end of the year DBO. In reality, the Plan is subject to multiple external experience items which may move the DBO in similar or opposite directions, and the Plan’s sensitivity to such changes can vary over time.

There are no changes in the methods and assumptions used in preparing the sensitivity analyses from the previous period.

34.  LONG SERVICE AWARDS (“LSA”)

Telkomsel and Patrakom provides certain cash awards or certain number of days leave benefits to its employees based on the employees’ length of service requirements, including LSA and LSL. LSA are either paid at the time the employees reach certain years during employment, or at the time of termination. LSL are either certain number of days leave benefit or cash, subject to approval by management, provided to employees who meet the requisite number of years of service and with a certain minimum age.

The obligation with respect to these awards was determined based on an actuarial valuation using the Projected Unit Credit method, and amounted to Rp501  billion and Rp410 billion as of  December 31, 2015 and 2014, respectively. The related benefit costs charged to expense amounted to Rp152  billion and Rp115  billion for the years ended December 31, 2015 and 2014, respectively (Note 26).

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

35.  POST-EMPLOYMENT HEALTH CARE BENEFITS PROVISIONS

The Company provides post-employment health care benefits to all of its employees hired before November 1, 1995 who have worked for the Company for 20 years or more when they retire, and to their eligible dependents. The requirement to work for 20 years does not apply to employees who retired prior to June 3, 1995. The employees hired by the Company startingfromNovember 1, 1995 are no longer entitled to this plan. The plan is managed by Yakes.

The defined contribution post-employment health care benefit plan is provided to employees hired with permanent status on or after November 1, 1995 or employees with terms of service less than 20 years at the time of retirement. The Company’s contribution to the plan amounted to Rp15  billion for the years ended December 31, 2015 and 2014, respectively.

The following table presents the change in the projected post-employment health care benefits obligation, change in post-employment health care benefits plan assets, funded status of the post-employment health care benefits plan and net amount recognized in the Company’s consolidated statement of financial position as of December 31, 2015 and 2014:

	2015	2014 (As restated)
Changes in post-employment health care benefit provision
Projected post-employment health care benefit obligation at beginning of year	11,505	10,653
Service costs	49	45
Interest costs	961	942
Actuarial (losses) gain	(1,187)	238
Expected post-employment health care benefits paid	(386)	(373)
Post-employment health care benefit provision at endof year	10,942	11,505
Changes in post-employment health care plan assets
Fair value of plan assets at beginning of year	11,064	9,660
Interest income	924	863
Return on plan assets (excluding amount included in net interest expense)	(647)	814
Employer’s contributions	-	226
Expected post-employment health care benefits paid	(386)	(373)
Administrative expenses paid	(131)	(126)
Fair value of plan assets at end of year	10,824	11,064
Funded status	(118)	(441)
Provision for post-employment health care benefit	(118)	(441)

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

35.  POST-EMPLOYMENT HEALTH CARE BENEFITS PROVISIONS (continued)

      As of December 31, 2015 and 2014, plan assets consisted of:

	2015		2014
	Quoted in active market	Unquoted	Quoted in active market	Unquoted
Cash and cash equivalent	811	-	794	-
Listed shares:
Manufacturing and consumer	571	-	516	-
Finance industry	566	-	369	-
Construction	301	-	271	-
Infrastructure and telecommunication	211	-	202	-
Wholesale	70	-	145	-
Mining	12	-	69	-
Other industries:
Services	33	-	65	-
Agriculture	23	-	23	-
Biotech and Pharma Industry	6	-	9	-
Others	3	-	38	-
Equity-based mutual funds	1,129	-	1,767	-
Fixed income-based securities:
Fixed income mutual funds	6,837	-	6,589	-
Unlisted shares:
Private placement	-	213	-	177
Others	-	38	-	30
Total	10,573	251	10,857	207

Yakes plan assets also include Series B shares issued by the Company with fair value totalling Rp174  billion and Rp140  billion representing1.61%  and 1.27% of total assets as of December 31, 2015  and 2014,  respectively.

The expected return is determined based on market expectation for returns over the entire life of the obligation by considering the portfolio mix of the plan assets. The actual return on plan assets was Rp147  billion and Rp1,550 billion for the years ended December 31, 2015 and 2014, respectively.

The movements of the provision for post-employment health care benefit for the years ended December 31, 2015 and 2014 are as follows:

	2015	2014 (As restated)
Changes in post-employment health care benefit provision
Defined benefit liability at beginning of year	441	993
Net periodic pension cost	217	250
Employer contributions	-	(226)
Actuarial losses(gain) recognized via the OCI	(1,187)	238
Return on plan assets (excluding amount included in net interest expense)	647	(814)
Provision for post-employment health care benefit	118	441

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

35.  POST-EMPLOYMENT HEALTH CARE BENEFITS PROVISIONS (continued)

The components of net periodic post-employment health care benefit cost for the years ended December 31, 2015 and 2014 are as follows:

	2015	2014 (As restated)
Service costs	49	45
Plan administration cost	131	126
Net interest cost	37	79
Net periodic post-employment health care benefit cost	217	250
Cost to subsidiaries by agreement	(1)	(2)
Periodic post-employment health care benefit cost Less cost to subsidiaries	216	248

Amounts recognized in OCI  are as follows:

	2015	2014 (As restated)
Actuarial (losses) gain recognized during the year	(1,187)	238
Return on plan assets (excluding amount included in net interest expense)	647	(814)
Net	(540)	(576)

The actuarial valuation for the post-employment health care benefits was performed based on the measurement date as of December 31, 2015  and 2014, with reports dated February 25, 2016 and February 24,2015, respectively, by TWP, an independent actuary in association with WTW. The principal actuarial assumptions used by the independent actuary as of December 31, 2015 and 2014 are as follows:

	December 31, 2015	December 31, 2014
Discount rate	9.25%	8.50%
Health care costs trend rate assumedfor next year	7.00%	7.00%
Ultimate health care costs trend rate	7.00%	7.00%
Year that the rate reaches the ultimate trend rate	2016	2015
Indonesian mortality table	2011	2011

     The timing of benefits payments for 2015  is as follows (in millions of rupiah):

Time Period	Post-Employment Health Care Benefits
Within next 10 years	5,249
Within 10-20 years	6,738
Within 20-30 years	6,609
Within 30-40 years	4,939
Within 40-50 years	2,228
Within 50-60 years	211
Within 60-70 years	1
Within 70-80 years	0

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

35.  POST-EMPLOYMENT HEALTH CARE BENEFITS PROVISIONS (continued)

1% change in discount rate and rate of salary would have effect on DBO, as follows:

	Discount Rate		Rate of Compensation
Sensitivity	1% Increase	1% Decrease	1% Increase	1% Decrease
	Increase (decrease) in amounts		Increase (decrease) in amounts
Post-employment health care	(1,240)	1,507	1,643	(1,364)

36.  RELATED PARTY TRANSACTIONS

In the normal course of its business, the Group entered into transactions with related parties. It is the Company's policy that the pricings of these transactions be the same as those of arm’s length transactions.

a.     Nature of relationships and accounts/transactions with related parties

Details of the nature of relationships and accounts/transactions with significant related parties are as follows:

Related parties	Nature of relationshipsparties	Nature of accounts/transactions
The Government Ministry of Finance	Majority stockholder	Internet and data revenue, other telecommunication service revenue, finance income, finance costs, investment in financial instruments
State-owned enterprises	Entity under common control

Internet and data revenue, other telecommunication services revenue, operating expenses, purchase of property and equipment, construction and installation services, insurance expenses, finance income, finance costs, investment in financial instruments, insurance for property and equipment, insurance for employees, electricity expenses and cost of SIM cards

Indosat	Entity under common control

Interconnection revenue, network lease revenue, satellite transponder usage revenue, interconnection expenses, telecommunication facilities usage expenses, operating and maintenance expenses,usage of datacommunication system network expenses

PT Aplikanusa Lintasarta (“Lintasarta”)	Entity under common control	Interconnection revenue, network revenue, leased lines expenses, and usage of communication network system expenses
Indosat Mega Media	Entity under common control	Network revenues
PT Perusahaan Listrik Negara (“PLN”)	Entity under common control	Electricity expenses, finance costs, investment in financial instrument.
PT Pertamina (Persero) (“Pertamina”)	Entity under common control	Internet and data revenue, other telecommunication service revenue
PT Kereta Api Indonesia (“KAI”)	Entity under common control	Internet and data revenue other telecommunication service revenue,
PT Pegadaian	Entity under common control	Internet and data revenue, other telecommunication service revenue
PT Garuda Indonesia	Entity under common control	Internet and data revenue, other telecommunication service revenue
PT Indonesia Comnet Plus (“ICON Plus”)	Entity under common control	Internet and data revenue, other telecommunication service revenue, interconnection revenue

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

36.  RELATED PARTY TRANSACTIONS (continued)

a.     Nature of relationships and accounts/transactions with related parties (continued)

Details of the nature of relationships and accounts/transactions with significant related parties are as follows (continued):

Related parties	Nature of relationshipsparties	Nature of accounts/transactions
Badan Penyelenggara Jaminan Sosial (“BPJS”)	Entity under common control	Internet and data revenue, other telecommunication service revenue
PT Asuransi Jasa Indonesia (“Jasindo”)	Entity under common control	Satellite insurance expense, vehicle insurance expense
INTI	Entity under common control	Purchase of property and equipment
LEN	Entity under common control	Purchase of property and equipment
State-owned banks	Entity under common control	Finance income and finance costs
BNI	Entity under common control	Internet and data revenue other telecommunication service revenue, finance income and finance costs
Bank Mandiri	Entity under common control	Internet and data revenue, other telecommunication service revenue, finance income and finance costs
BRI	Entity under common control	Internet and data revenue other telecommunication service revenue, finance income and finance costs
BTN	Entity under common control	Internet and data revenue, other telecommunication service revenue, and finance costs
PT Bank Syariah Mandiri (“BSM”)	Entity under common control	Internet and data revenue, other telecommunication service revenue, and finance costs
PT Bank BRI Syariah (“BRI Syariah”)	Entity under common control	Internet and data revenue, other telecommunication service revenue, and finance costs
Bahana	Entity under common control	Available-for-sale financial assets, bonds and notes
CSM	Associated company	Satelite transponder usage revenue, network revenue and transmission lease expenses
Indonusa	Associated company	Networkrevenue and data communication expense
Yakes	Entity under significant influence	Medical expenses
Koperasi Pegawai Telkom (“Kopegtel”)	Entity under significant Influence

Purchase of property and equipment, construction and installation services, leases of buildings, leases of vehicles, purchases of vehicles, purchases of materials and construction services, maintenance and cleaning service expenses and RSA revenues

PT Sandhy Putra Makmur (“SPM”)	Entity under significant influence	Leases of buildings, leases of vehicles, purchase of materials and construction services, maintenance and cleaning service expenses
Koperasi Pegawai Telkomsel (“Kisel)	Entity under significant influence

Internet and data revenue, other telecommunication service revenue, lease of vehicles, printing and distribution of customer bills expenses, collection fee, and other services fee, distribution  of SIM cards and pulse reload voucher, purchase of property and equipment

PT Graha Informatika Nusantara (“Gratika”)	Entity under significant influence	Interconnection revenue, installation expense, maintenance expense, and purchase of property and equipment
PT Pembangunan Telekomunikasi Indonesia (“Bangtelindo”)	Entity under significant influence	Purchase of property and equipment
Directors and commissioners	Key management personnel	Honorarium and facilities

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

36.  RELATED PARTY TRANSACTIONS (continued)

b.    Transactions with related parties

The following are significant transactions with related parties:

	2015		2014
	Amount	% of total revenues	Amount	% of total revenues
REVENUES
Majority Stockholder
Government	206	0.20	168	0.19
Entities under common control
Indosat	1,020	1.00	1,015	1.13
BRI	188	0.18	277	0.31
Bank Mandiri	151	0.15	133	0.15
BNI	126	0.12	137	0.15
Pertamina	99	0.10	69	0.08
KAI	90	0.09	100	0.11
PT Pegadaian	89	0.09	306	0.34
Lintasarta	82	0.08	81	0.09
PT Garuda Indonesia	77	0.08	52	0.06
ICON Plus	63	0.06	24	0.03
BTN	41	0.04	30	0.03
BPJS	35	0.03	28	0.03
Sub-total	2,061	2.02	2,252	2.51
Entities under significant influence
Kisel	3,869	3.78	3,076	3.43
Gratika	416	0.41	389	0.43
Sub-total	4,285	4.19	3,465	3.86
Associated companies
Indonusa	60	0.06	74	0.08
CSM	34	0.03	37	0.04
Sub-total	94	0.09	111	0.12
Others	248	0.24	320	0.36
Total	6,894	6.74	6,316	7.04

	2015		2014
	Amount	% of total expenses	Amount	% of total expenses
EXPENSES
Entities under common control
Indosat	977	1.39	937	1.55
PLN	738	1.05	721	1.19
Jasindo	256	0.37	291	0.48
Sub-total	1,971	2.81	1,949	3.22
Entities under significant influence
Kisel	748	1.07	922	1.52
Kopegtel	460	0.66	550	0.91
Yakes	174	0.25	157	0.26
Sub-total	1,382	1.98	1,629	2.69
Others	72	0.10	140	0.23
Total	3,425	4.89	3,718	6.14

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

36.  RELATED PARTY TRANSACTIONS (continued)

b.    Transactions with related parties (continued)

	2015		2014
	Amount	% of total finance income	Amount	% of total finance income
FINANCE INCOME
Majority stockholder
Goverment	9	0.64	13	1.05
Entity under common control
State-owned banks	830	58.99	750	60.58
Others	6	0.43	3	0.24
Total	845	60.06	766	61.87

	2015		2014
	Amount	% of total finance costs	Amount	% of total finance costs
FINANCE COSTS
Majority stockholder
Government	76	3.06	85	4.69
Entity under common control
State-owned banks	1,061	42.77	830	45.76
Total	1,137	45.83	915	50.45

	2015		2014
	Amount	Amount	% of total property and equipment purchased	% of total property and equipment purchased
Purchase of property and equipment (Note 10)
Entities under common control
INTI	394	1.49	429	1.74
LEN	72	0.27	40	0.16
Sub-total	466	1.76	469	1.90
Entities under significant influence
Kopegtel	131	0.50	109	0.44
Bangtelindo	86	0.33	-	-
SPM	62	0.23	29	0.12
Kisel	73	0.28	-
Gratika	45	0.17	33	0.13
Sub-total	397	1.51	171	0.69
Others	12	0.05	-	-
Total	875	3.32	640	2.59

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

36.  RELATED PARTY TRANSACTIONS (continued)

b.    Transactions with related parties (continued)

Presented below are balances of accounts with related parties:

	2015		2014
	Amount	% of total assets	Amount	% of total assets
a. Cash and cash equivalents (Note 4)	15,028	9.04	10,464	7.38
b. Other current financial assets (Note 5)	2,500	1.50	2,406	1.70
c. Trade receivables - net (Note 6)	1,104	0.66	873	0.62
d. Advances and prepaid expenses (Note 8)	15	0.01	24	0.02
e. Advances and other non-current assets (Note 11)	6	0.00	18	0.01

	2015		2014
	Amount	% of total liabilities	Amount	% of total liabilities
f. Trade payables (Note 13)
Entities under common control
INTI	443	0.61	323	0.58
Indosat	160	0.22	146	0.26
State-owned enterprises	98	0.13	-	-
Sub-total	701	0.96	469	0.84
Entities under significant influence
Kopegtel	97	0.13	55	0.10
Yakes	19	0.03	46	0.08
Bangtelindo	19	0.03	7	0.01
SPM	16	0.02	11	0.02
Sub-total	151	0.21	119	0.21
Others	1,223	1.68	309	0.55
Total	2,075	2.85	897	1.60
g. Accrued expenses (Note 14)
Majority stockholder
Government	16	0.02	16	0.03
Entities under common control
State-owned enterprises	114	0.16	84	0.15
State-owned banks	68	0.09	84	0.15
Subtotal	182	0.25	168	0.30
Entity under significant influence
Kisel	188	0.26	191	0.34
Total	386	0.53	375	0.67

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

36.  RELATED PARTY TRANSACTIONS (continued)

b.    Transactions with related parties (continued)

	2015		2014
	Amount	% of total liabilities	Amount	% of total liabilities
h. Advances from customers and suppliers
Majority stockholder
Government	19	0.03	19	0.03
i. Short-term bank loans (Note 16)
Entities under common control
BRI	57	0.08	57	0.10
BNI	25	0.03	-	-
Bank Syariah Mandiri (“BSM”)	15	0.02	15	0.03
Total	97	0.13	72	0.13
j. Two-step loans (Note 18)
Majority stockholder
Government	1,520	2.09	1,615	2.89
k. Long-term bank loans - net (Note 20)
Entities under common control
BNI	5,592	7.69	2,975	5.33
BRI	2,633	3.62	4,357	7.80
Bank Mandiri	2,564	3.52	2,181	3.91
Total	10,789	14.83	9,513	17.04

c.   Significant agreements with related parties

i.   The Government

     The Company obtained two-step loans from the Government (Note 18).

ii.   Indosat

     The Company has an agreement with Indosat to provide international telecommunications services to the public.

     The Company has also entered into an interconnection agreement between the Company’s fixed line network (Public Switched Telephone Network or “PSTN”) and Indosat’s GSM mobile cellular telecommunications network in connection with the implementation of Indosat Multimedia Mobile services and the settlement of related interconnection rights and obligations.

     The Company also has an agreement with Indosat for the interconnection of Indosat's GSM mobile cellular telecommunications network with the Company's PSTN, which enable each party’s customers to make domestic calls between Indosat’s GSM mobile network and the Company’s fixed line network, as well as allowing Indosat’s mobile customers to access the Company’s IDD service by dialing “007”.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

36.  RELATED PARTY TRANSACTIONS (continued)

c.  Significant agreements with related parties (continued)

ii.   Indosat (continued)

     The Company has been handling customer billings and collections for Indosat. Indosat is gradually taking over the activities and performing its own direct billing and collection. The Company has received compensation from Indosat computed at 1% of the collections made by the Company starting from January 1, 1995, as well as the billing process expenses which are fixed at a certain amount per record. On December 11, 2008, the Company and Indosat agreed to implement IDD service charge tariff which already took into account the compensation for billing and collection. The agreement is valid and effective starting from January to December 2012, and can be applied until a new agreement becomes available.

     On December 28, 2006, the Company and Indosat signed amendments on the interconnection agreements for the fixed line networks (local, SLJJ and international) and mobile network for the implementation of the cost-based tariff obligations under the MoCI Regulations No. 8/Year 2006. These amendments took effect starting on January 1, 2007.

     Telkomsel also entered into an agreement with Indosat for the provision of international telecommunications services to its GSM mobile cellular customers.

     The Company provides leased lines to Indosat and subsidiaries, namely PT Indosat Mega Media and Lintasarta. The leased lines can be used by these companies for telephone, telegraph, data, telex, facsimile or other telecommunication services.

iii.  Others

     The Company has entered into agreements with CSMand Gratika for the utilization of the Company's satellite transponders or frequency channels of communication satellite and leased lines.

Kisel is a co-operative that was established by Telkomsel’s employees to engage in car rental services, printing and distribution of customer bills, collection and other services principally for the benefit of Telkomsel. Telkomsel also has dealership agreements with Kisel for distribution of SIM cards and pulse reload vouchers.

On June 27, 2014, the Company signed a Conditional Business Transfer Agreement with Telkomsel for the transfer of its Flexi business to Telkomsel (Note 39c.ii)

d.   Key management personnel remuneration

Key management personnels consist of the Boards of Commissioners and Directors of the Company and its subsidiaries.

The Group provides remuneration in the form of honorarium and facilities to support the operational duties of the Board of Commissioners and short-term employment benefits in the form of salaries and facilities to support the operational duties of the Board of Directors. The total of such benefits is as follows:

	2015		2014
	Amount	% of total expenses	Amount	% of total expenses
Board of Directors	583	0.84%	563	0.92%
Board of Commissioners	177	0.25%	155	0.25%

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

37.  OPERATING SEGMENT

The Group has four main operating segments, namely corporate, home, personal and others. The corporate segment provides telecommunications services, including interconnection, leased lines, satellite, VSAT, contact center, broadband access, information technology services, data and internet services to companies and institutions. The home segment provides fixed wireline telecommunications services, pay TV, data and internet services to home customers.The personal segment provides mobile cellular and fixed wireless telecommunications services to individual customers. Operating segments that are not monitored separately by the Chief Operation Decision Maker are presented as "Others", which provides building management services.

No operating segments have been aggregated to form the operating segments of personal, home and others, while corporate operating segment is aggregated from business, enterprise, wholesale and international operating segments since they have the similar economic characteristics and similar in other qualitative criteria such as providing similar network services and serving corporate customers.

      Management monitors the operating results of the business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the consolidated financial statements.

      However, the financing activities and income taxes are not separately evaluated and allocated to operating segment.

      Segment revenues and expenses include transactions between operating segments and are accounted at market prices.

	2015
	Corporate	Home	Personal	Others	Total before elimination	Elimination	Total consolidated
Segment results
Revenue
External revenues	21,072	7,319	73,766	313	102,470	-	102,470
Inter-segment revenues	14,347	4,352	2,365	1,943	23,007	(23,007)	-
Total segment revenues	35,419	11,671	76,131	2,256	125,477	(23,007)	102,470
Expenses
External expenses	(20,239)	(6,705)	(41,130)	(1,978)	(70,052)	-	(70,052)
Inter-segment expenses	(8,066)	(4,706)	(10,173)	(62)	(23,007)	23,007	-
Total segment expenses	(28,305)	(11,411)	(51,303)	(2,040)	(93,059)	23,007	(70,052)
Segment results	7,114	260	24,828	216	32,418	-	32,418
Other information
Capital expenditures	(10,007)	(4,172)	(11,321)	(901)	(26,401)	-	(26,401)
Depreciation and amortization	(2,708)	(1,203)	(14,531)	(92)	(18,534)	-	(18,534)
Provision for impairment of receivables	(560)	(297)	(148)	(5)	(1,010)	-	(1,010)

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

37.  OPERATING SEGMENT (continued)

	2014 (As restated)
	Corporate	Home	Personal	Others	Total before elimination	Elimination	Total consolidated
Segment results
Revenues
External revenues	18,763	6,682	64,000	251	89,696	-	89,696
Inter-segment revenues	10,652	2,667	2,686	1,632	17,637	(17,637)	-
Total segment revenues	29,415	9,349	66,686	1,883	107,333	(17,637)	89,696
Expenses
External expenses	(16,102)	(5,473)	(37,260)	(1,655)	(60,490)	-	(60,490)
Inter-segment expenses	(6,561)	(3,487)	(7,526)	(63)	(17,637)	17,637	-
Total segment expenses	(22,663)	(8,960)	(44,786)	(1,718)	(78,127)	17,637	(60,490)
Segment results	6,752	389	21,900	165	29,206	-	29,206
Other information
Capital expenditures	(7,312)	(3,529)	(13,200)	(620)	(24,661)	-	(24,661)
Depreciation and amortization	(2,699)	(1,495)	(12,071)	(61)	(16,326)	-	(16,326)
Impairment of assets	-	-	(805)	-	(805)	-	(805)
Provision for impairment of receivables	(184)	(467)	(133)	-	(784)	-	(784)

Geographic information:

	2015	2014
External revenues
Indonesia	100,456	87,896
Foreign countries	2,014	1,800
Total	102,470	89,696

The revenue information above is based on the location of the customers.

	2015	2014
Non-current operating assets
Indonesia	105,361	96,127
Foreign countries	1,395	1,145
Total	106,756	97,272

Non-current operating assets for this purpose consist of property and equipment and intangible assets.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

38.  TELECOMMUNICATIONS SERVICE TARIFFS

Under Law No. 36 Year 1999 and Government Regulation No. 52 Year 2000, tariffs for operating telecommunications network and/or services are determined by providers based on the tariff type, structure and with respect to the price cap formula set by the Government.

a.     Fixed line telephone tariffs

The Government has issued a new adjustment tariff formula which is stipulated in the Decree No. 15/PER/M.KOMINFO/4/2008 dated April 30, 2008 of the Ministry of Communication and Information (“MoCI”) concerning “Mechanism to Determine Tariff of Basic Telephony Services Connected through Fixed Line Network”.

Under the Decree, tariff structure for basic telephony services connected through fixed line network consists of the following:

•         Activation fee

•         Monthly subscription charges

•         Usage charges

•         Additional facilities fee.

b.    Mobile cellular telephone tariffs

      On April 7, 2008, the MoCI issued Decree No. 09/PER/M.KOMINFO/04/2008 regarding “Mechanism to Determine Tariff of Telecommunication Services Connected through Mobile Cellular Network” which provides guidelines to determine cellular tariffs with a formula consisting of network element cost and retail services activity cost. This Decree replaced the previous Decree No. 12/PER/M.KOMINFO/02/2006.

Under MoCI Decree No. 09/PER/M.KOMINFO/04/2008 dated April 7, 2008, the cellular tariffs of operating telecommunication services connected through mobile cellular network consist of the following:

•         Basic telephony services tariff

•         Roaming tariff, and/or

•         Multimedia services tariff,

with the following traffic structure:

•         Activation fee

•         Monthly subscription charges

•         Usage charges

•         Additional facilities fee.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

38.  TELECOMMUNICATIONS SERVICE TARIFFS (continued)

c.   Interconnection tariffs

The Indonesian Telecommunication Regulatory Body (“ITRB”), in its letter No. 262/BRTI/XII/2011 dated December 12, 2011, decided to change the basis for SMS interconnection tariff to cost basis with a maximum tariff of Rp23 per SMS effective from June 1, 2012, for all telecommunication provider operators.

Based on letter No.118/KOMINFO/DJPPI/PI.02.04/01/2014 dated January 30, 2014 of the Director General of Post and Informatics, the Director General of Post and Informatics decided to implement new interconnection tariff effective from February 1, 2014 until December 31, 2016, subject to evaluation on an annual basis. Pursuant to the Director General of Post and Informatics letter, the Company and Telkomsel are required to submit the Reference Interconnection Offer (“RIO”) proposal to ITRB to be evaluated.

Subsequently, ITRB in its letters No. 60/BRTI/III/2014 dated March 10, 2014 and No. 125/BRTI/IV/2014 dated April 24, 2014 approved Telkomsel and the Company’s revision of RIO regarding the interconnection tariff.Based on the letter, ITRB also approved the changes to the SMS interconnection tariff to Rp24 per SMS.

d.   Network lease tariffs

Through MoCI Decree No. 03/PER/M.KOMINFO/1/2007 dated January 26, 2007 concerning “Network Lease”, the Government regulated the form, type, tariff structure, and tariff formula for services of network lease. Pursuant to the MoCI Decree, the Director General of Post and Telecommunication issued its Letter No. 115 Year 2008 dated March 24, 2008 which stated “The Agreement on Network Lease Service Type Document, Network Lease Service Tariff, Available Capacity of Network Lease Service, Quality of Network Lease Service, and Provision Procedure of Network Lease Service in 2008 Owned by Dominant Network Lease Service Provider”, in conformity with the Company’s proposal.

e.   Tariff for other services

      The tariffs for satellite lease, telephony services, and other multimedia are determined by the service provider by taking into account the expenditures and market price. The Government only determines the tariff formula for basic telephony services. There is no stipulation for the tariff of other services.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

39.  SIGNIFICANT COMMITMENTS AND AGREEMENTS

a.   Capital expenditures

      As of December 31, 2015, capital expenditures committed under the contractual arrangements, principally relating to procurement and installation of data, internet and information technology, cellular, switching equipment, transmission equipment and cable network are as follows:

Currencies	Amounts in foreign currencies (in millions)	Equivalent in Rupiah
Rupiah	-	10,648
U.S. dollar	320	4,410
Euro	0.21	3
Total		15,061

The above balance includes the following significant agreements:

(i)     The Company

Contracting parties	Initial date of agreement	Significant provisions of the agreement
The Company and PT Industri Telekomunikasi Indonesia	December 30, 2010	Procurement and installation agreement for the modernization of copper cable network through optimalization of asset copper cable network Trade In/Trade Off method
The Company and PT LEN Industri (Persero)	March 29, 2012	Procurement and installation agreement for the modernization of copper cable network through optimalization of asset copper cable network Trade In/Trade Off method
The Company and JF DJAFA Consortium	November 14, 2012	Procurement and installation agreement of Outside Plant Fiber To The Home (OSP FTTH)
The Company and ASN-PT Lintas Consortium	May 6, 2013	Procurement and installation agreement of Sulawesi Maluku Papua Cable System (SMPCS) project
The Company and NEC Corp-PT NEC Indonesia Consortium	May 28, 2013	Procurement and installation of SMPCS Package-2
The Company and PT Cisco Technologies Indonesia	November 14, 2013	Procurement and installation agreement of WIFI CISCO
The Company and PT NEC Indonesia	November 29, 2013	Procurement and installation of IP Radio equipment agreementfor Backhaul Node-B Telkomsel Package-3 Platform NEC
The Company and PT Huawei Tech Investment	December 6, 2013	Procurement and installation of IP Radio equipment agreement for Backhaul Node-B Telkomsel Package-2 Platform Huawei

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

39.  SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

a.   Capital expenditures (continued)

(i)     The Company (continued)

Contracting parties	Initial date of agreement	Significant provisions of the agreement
The Company and PT Ericsson Indonesia - PT Infracell Nusatama	December 23, 2013	Procurement and installation of IP Radio Equipment agreement for Backhaul Node-B Telkomsel Package-1 Platform Ericsson
The Company and Thales Alenia Space France	July 14, 2014	Procurement of Telkom-3 Substitution (T3S) Satellite System
The Company and PT Huawei Tech Investment	October23, 2014	Procurement and installation of Access Point Indonesia WIFI Platform Huawei
The Company, Telkom Malaysia Berhad, Telin, Alcatel-LucentSubmarine Networks and NEC Corporation	January 30, 2015	Procurement and installation of Southeast Asia – Middle East – Western Europe 5 Cable System (SEA – ME - WE 5)
The Company and PT Huawei Tech Investment	August 28, 2015	Procurement and installation agreement of MSAN modernization for acceleration of the disposal of copper wire - Platform Huawei
The Company and PT ZTE Indonesia	August 28, 2015	Procurement and installation agreement of MSAN modernization for acceleration of the disposal of copper wire - Platform ZTE
The Company and PT Lintas Teknologi Indonesia	November 17, 2015	Procurement and installation agreement for DWDM Platform Alcatel - Lucent (ALU)
The Company and PT Datacomm Diangraha	November 20, 2015	Procurement and installation agreement for Metro Ethernet Platform ALU
The Company and PT Sisindokom Lintasbuana	November 23, 2015	Procurement and installation agreement for PE-VPN CISCO
The Company and PT Huawei Tech Investment	December 1, 2015	Procurement and installation agreement for Metro Ethernet Platform Huawei
The Company and PT MastersystemInfotama	December 3, 2015	Procurement and installation agreement for IP Backbone System expansion
The Company and PT ZTE Indonesia	December 21, 2015	Procurement and installation agreement for IPTV Platform ZTE capacity expansion
The Company and PT Sarana Global Indonesia	December 31, 2015	Procurement and installation agreement of Sistem Komunikasi Kabel Laut (“SKKL”) Sibolga-Nias, Batam-TanjungBalaiKarimun, Larantuka-Kabalahi-Atambua

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

39. SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

a.   Capital expenditures (continued)

(ii)   Telkomsel

Contracting parties	Initial date of agreement	Significant provisions of the agreement
Telkomsel, PT Ericsson Indonesia, Ericsson AB, PT Nokia Siemens Networks, NSN Oy and Nokia Siemens Network GmbH & Co. KG	April 17, 2008	The combined 2G and 3G CS Core Network Rollout Agreements
Telkomsel, PT Ericsson Indonesia and PT Nokia Siemens Networks	April 17, 2008	Technical Service Agreement (TSA) for combined 2G and 3G CS Core Network
Telkomsel, PT Ericsson Indonesia, Ericsson AB, PT Nokia Siemens Networks, NSN Oy, Huawei International Pte. Ltd., PT Huawei and PT ZTE Indonesia	March and June 2009	2G BSS and 3G UTRAN Rollout agreement for the provision of 2G GSM BSS and 3G UMTS Radio Access Network
Telkomsel, PT Packet Systems Indonesia and PT Huawei	February 3, 2010	Maintenance and procurement of equipment and related service agreement for Next Generation Convergence IP RAN Rollout and Technical Support
Telkomsel, PT Dimension Data Indonesia and PT Huawei	February 3, 2010	Maintenance and procurement of equipment and related service agreement for Next Generation Convergence Core Transport Rollout and Technical Support
Telkomsel, Amdocs Software Solutions Limited Liability Company and PT Application Solutions	February 8, 2010	Online Charging System (“OCS”) and Service Control Points (“SCP”) System Solution Development agreement
Telkomsel and PT Application Solutions	February 8, 2010	Technical Support Agreement to provide technical support services for the OCS and SCP
Telkomsel, Amdocs Software Solutions Limited Liability Company and PT Application Solutions	July 5, 2011	Development and Rollout agreement for Customer Relationship Management and Contact Center Solutions
Telkomsel and PT Huawei	March 25, 2013	Technical Support Agreement for the procurement of Gateway GPRS Support Node (“GGSN”) Service Complex
Telkomsel and Wipro Limited, Wipro Singapore Pte. Ltd. and PT WT Indonesia	April 23, 2013	Development and procurement of OSDSS Solution agreement
Telkomsel and PT Ericsson Indonesia	October 22, 2013	Procurement of GGSN Service Complex Rollout agreement

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

39.  SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

b.    Borrowings and other credit facilities

(i)     As of December 31, 2015, the Company has bank guarantee facilities for tender bond, performance bond, maintenance bond, deposit guarantee and advance payment bond for various projects of the Company, as follows:

			Facility utilized
Lenders	Total facility	Maturity	Currency	Original currency (in millions)	Rupiah equivalent
BRI	350	March 14, 2016	Rp	-	79
			US$	0	1
BNI	250	March 31, 2016	Rp	-	58
			US$	0	1
Bank Mandiri	300	December 23, 2016	Rp	-	225
			US$	0	0
Total	900				364

(ii)     Telkomsel has US$3 million bond and bank guarantee and standby letter of credit facilities  with SCB, Jakarta. The facilities expire on July 31, 2016. Under these facilities, as of December 31, 2015, Telkomsel has issued a bank guarantee of Rp20  billion (equivalent to US$1.4  million) for a 3G performance bond (Note 39c.i). The bank guarantee is valid until March 24, 2016.

Telkomsel has a Rp500 billion bank guarantee facility with BRI. The facility will expire on March 25, 2016. Under this facility, as of December 31, 2015, Telkomsel has issued a bank guarantee of Rp317  billion (equivalent to US$22 million) as payment commitment guarantee for annual right of usage fee valid until March31, 2016and Rp20  billion (equivalent to US$1.4 million)  for a 3G performance guarantee.

Telkomsel has a Rp150 billion bank guarantee facility with BCA. The facility will expire onApril 15, 2016.

Telkomsel has also a Rp100  billion bank guarantee facility with BNI. The facility will expire on December 11, 2016. Telkomsel uses this facility to replace the time deposit required as guaranty for the USO program amounting to Rp53  billion (Note 39c.iv).

(iii)    TII has a US$15  million bank guarantee from Bank Mandiri. The facility expires on December 18, 2016.  The outstanding bank guarantee facility as of December 31, 2015 amounting  to US$11 million.

c.   Others

(i)     3G license

With reference to the Decision Letters No. 07/PER/M.KOMINFO/2/2006, No. 268/KEP/M.KOMINFO/9/2009 and No. 191 year 2013 of the MoCI (Note 2i), Telkomsel is required, among other things, to:

1.  Pay an annual BHP fee which is calculated based on a certain formula over the license term (10 years) as set forth in the Decision Letters. The BHP is payable upon receipt of the notification letter (“Surat Pemberitahuan Pembayaran”) from the DGPI. The BHP fee is payable annually up to the expiry date of the license.

2.   Provide roaming access for the existing other 3G operators.

3.   Contribute to USO development.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

39.  SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

  Others (continued)

(i)     3G license (continued)

With reference to the Decision Letters No. 07/PER/M.KOMINFO/2/2006, No. 268/KEP/M.KOMINFO/9/2009 and No. 191 year 2013 of the MoCI (Note 2i), Telkomsel is required, among other things, to: (continued)

4.   Construct a 3G network which covers at least 14 provinces by the sixth year of holding the 3G license.

5.   Issue a performance bond every year amounting to Rp20 billion or 5% of the annual fee to be paid for the subsequent year, whichever is higher.

(ii)   Radio Frequency Usage

Based on the Decree No. 76 dated December 15, 2010 of the Government of the Republic of Indonesia, which amended Decree No. 7 dated January 16, 2009, the annual frequency usage fees for bandwidths of 800 Megahertz (“MHz”), 900 MHz and 1800 MHz are determined using a formula set forth in the Decree. The Decree is applicable for 5 years unless further amended.

As an implementation of the Decree above, the Company and Telkomsel paid the first,second, third and forth year annual frequency usage fees in 2010, 2011, 2012 and 2013, respectively.

In order to maximize its business opportunities from the group synergy, the Company restructured its fixed wireless business unit by terminating the respective fixed wireless telecommunication network services and transferring the fixed wireless business and subscribers to Telkomsel. On June 27, 2014, the Company signed a Conditional Business Transfer Agreement with Telkomsel to transfer such business and subscribers to Telkomsel (Notes 5,10.b, 36). Telkomsel has paid through an escrow account amounting to Rp2,162 billion for this restructuring business and presented as Other Current Financial Assets (Note 5). As the date of approval and authorization of the consolidated financial statements, the restructuring business is still in process (Note 5).

The Company recorded a restructuring provision of Rp208  billion as of December 31, 2014. The provision relates to the benefits provided in “Upgrade Telkomflexi” program that was introduced to encourage Telkom Flexi subscribers to migrate to Telkomsel services. The program was announced to public on October 3, 2014. As the date of approval and authorization of the consolidated financial statements, the migration of customers had been accomplished and all the services rendered has been ceased.

Based on Decision Letter No. 934 dated September 26, 2014, the MoCI approved the transfer of the Company’s frequency usage license on radio frequency spectrum of 800 MHz, specifically on spectrum of 880-887.5 MHz paired with 925-932.5 MHz, to Telkomsel. Telkomsel can use the radio frequency spectrum since  the decision letter was issued.

During the transition  period, the Company is still able to use the radio frequency spectrum of 880-887.5 MHz paired  with 925-932.5 MHz until December 14, 2015.

Based on Decision Letters No. 940 dated September 26, 2014, MoCI determined that the fifth year (Y5), 2014, annual frequency usage fee of Telkomsel was Rp2,198 billion. The fee includes annual frequency usage fee transferred from Company to Telkomsel and was  paid in December 2014.

Based on Decision letter No. 983 issued in 2015, the MoCI determined that the sixth year (Y6) 2015, annual frequency usage fee of Telkomsel was Rp 2,398 billion. The fee was paid in December 2015.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

39.  SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

  Others (continued)

(ii)   Radio Frequency Usage (continued)

On July 6, 2015, Telkomsel received Decision Letter No.644 Year 2015 dated June 30, 2015, of the MoCI, which replaced Decision Letter No.42 Year 2014 dated January 29, 2014, the MoCI granted Telkomsel the rights to provide:

(i)     Mobile telecommunication services with radio frequency bandwidth in the 800 MHz, 900 MHz and 1800 MHz bands;

(ii)    Mobile telecommunication services IMT-2000 with radio frequency bandwidth in the 2.1 GHz bands (3G); and

(iii)   Basic telecommunication services.

(iii) Future minimum lease payments under operating lease

The Group entered into non-cancelable lease agreements with both third and related parties. The lease agreements cover leased lines, telecommunication equipment and land and building with terms ranging from 1 to 10 years and with expiry dates between 2016  and 2025.  Periods maybe extended based on the agreement by both parties.

   Future minimum lease payments under the operating lease agreements as of December 31, 2015 are as follows:

	Total	Less than 1 year	1-5 years	More than 5 years
As lessee	42,464	4,948	19,230	18,286
As lessor	2,485	774	1,711	-

In connection with the restructuring of its fixed wireless business unit (Note 39c.ii), the Company undertakes a negotiation to early terminate its operating lease agreements, and has recorded provisions for early termination amounted Rp666 billion which is presented as “Other expense”. The future minimum lease payments above includes lease agreements with telecommunication tower providers, which were used for its fixed wireless business unit.

(iv) USO

The MoCI issued Regulation No. 15/PER/M.KOMINFO/9/2005 dated September 30, 2005, which sets forth the basic policies underlying the USO program and requires telecommunications operators in Indonesia to contribute 0.75% of their gross revenues (with due consideration for bad debts and interconnection charges) for USO development. Based on the Government’s Decree No. 7/2009 dated January 16, 2009 and Decree No.05/PER/M.KOMINFO/2/2007 dated February 28, 2007, the contribution was changed to 1.25% of gross revenues, net of bad debts and/or interconnection charges and/orconnectioncharges. Subsequently,in December 2012, Decree No. 05/PER/M.KOMINFO/2/2007 was replaced by Decree No. 45 year 2012 of the MoCi which was effective from January 22, 2013. The latest Decree stipulates, among other things, the exclusion of certain revenues that are not considered as part of gross revenues as a basis to calculate the USO charged, and changed the payment period which was previously on a quarterly basis to become quarterly or semi-annually.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

39.  SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

c.   Others (continued)

(iv) USO (continued)

Based on MoCI Decree No. 32/PER/M.KOMINFO/10/2008 dated October 10, 2008 (as amended by Decree No.03/PER/M.KOMINFO/2/2010 dated February 1, 2010) which replaced MoCI Decree No. 11/PER/M.KOMINFO/04/2007 dated April 13, 2007 and MoCI Decree No. 38/PER/M.KOMINFO/9/2007 dated September 20, 2007, it is stipulated that, among others, in providing telecommunication access and services in rural areas (USO Program), the provider is determined through a selection process byBalai Telekomunikasi dan Informatika Pedesaan (“BTIP”) which was established based on MoCI Decree No. 35/PER/M.KOMINFO/11/2006 dated November 30, 2006. Subsequently, based on Decree No. 18/PER/M.KOMINFO/11/2010 dated November 19, 2010 of MoCI, BTIP was changed to Balai Penyedia dan Pengelola Pembiayaan Telekomunikasi dan Informatika (“BPPPTI”).

a.    The Company

On March 12, 2010, the Company was selected in a tender by the Government through BTIP to provide internet access service centers for USO sub-districts for a total amount of Rp322 billion, covering Nanggroe Aceh Darussalam, North Sumatera, North Sulawesi, Gorontalo, Central Sulawesi, West Sulawesi, South Sulawesi and South East Sulawesi.

On December 23, 2010, the Company was selected in a tender by the Government through BTIP to provide mobile internet access service centers for USO sub-districts for a total amount of Rp528 billion, covering Jambi, Riau, Kepulauan Riau, North Sulawesi, Central Sulawesi, Gorontalo, West Sulawesi, South East Sulawesi, Central Kalimantan, South Sulawesi, Papua and West Irian Jaya.

In 2014, the program was ceased. On September 8, 2015, the Company filed an arbitration claim to the Indonesia National Board of Arbitration (“BANI”) for the settlement of the outstanding receivables of USO-PLIK and USO-MPLIK. As of the date of approval and authorization for the issuance of the consolidated financial statements, the arbitration claim is still in process.

b.    Telkomsel

On January 16 and 23, 2009, Telkomsel was selected in a tender by the Government through BTIP to provide telecommunication access and services in rural areas (USO Program) for a total amount of Rp1.66 trillion, covering all Indonesian territories except Sulawesi, Maluku and Papua. Accordingly, Telkomsel obtain local fixed-line licenses and the right to use radio frequency in the 2,390 MHz - 2,400 MHz bandwith.

Subsequently, in 2010 and 2011, the agreements with BTIP were amended, which amendments cover, among other things, changing the price to Rp1.76 trillion and changing the term of payment from quarterly to monthly or quarterly.

In January 2010, the MoCI granted Telkomsel operating licenses to provide local fixed-line services under the USO program.

On December 27, 2011, Telkomsel (on behalf of Konsorsium Telkomsel, a consortium which was established with Dayamitra on December 9, 2011) was selected by BPPPTI as a provider of the USO Program in the border areas for all packages (package 1 to package 13) with a total price of Rp830 billion. On such date, Telkomsel was also selected by BPPPTI as a provider of the USO Program (upgrading) of “Desa Pinter” or “Desa Punya Internet” for 1, 2 and 3 packages with a total price of Rp261 billion.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

39.  SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

c.    Others (continued)

(iv) USO (continued)

b. Telkomsel (continued)

On March 31, 2014, the USO program for packages 1,2,3,6and 7ceased.  As of September 18, 2014, Telkomsel filed an arbitration claim toBANI for the settlement of the outstanding receivable from BPPPTI. On October 23, 2015, BANI decided that Telkomsel should pay the outstanding receivables from those USO program to BPPPTI amounting to Rp94.2 billion. Telkomsel accepted the decision and paid the balance in December 2015.

For the years ended December 31, 2015 and 2014, the Company and Telkomsel recognized the following amounts:

	2015	2014
Revenues
Construction	-	1
Operation of telecommunication service center	-	180
Profits (Losses)
Construction	-	0
Operation of telecommunication service center	(396)	(139)

As of December 31, 2015 and 2014, the Company’s and Telkomsel’s net carrying amount of trade receivables from the USO programs which are measured at amortized cost using the effective interest ratemethod amounted to Rp179  billion and Rp588 billion, respectively (Note 6).

40.  CONTINGENCIES

In the ordinary course of business, the Group has been named as defendants in various legal actions in relation with land disputes, monopolistic practice and unfair business competition and SMS cartel practices. Based on management's estimate of the probable outcomes of these matters, the Group has recognized provision for losses amounting to Rp25 billion as of December 31, 2015.

a.   The Company, Telkomsel and seven other local operators are being investigated by The Commission for the Supervision of Business Competition (“Komisi Pengawasan Persaingan Usaha” or “KPPU”) for allegations of SMS cartel practices. As a result of the investigations on June 17, 2008, KPPU found that the Company, Telkomsel and certain other local operators had violated Law No. 5 year 1999 article 5 and charged the Company and Telkomsel in the amounts of Rp18 billion and Rp25 billion, respectively.

Management believes that there are no such cartel practices that led to a breach of prevailing regulations. Accordingly, the Company and Telkomsel filed an appeal with the Bandung District Court and South Jakarta District Court on July 14, 2008 and July 11, 2008, respectively.

Due to the filing of case by seven operators in various courts, the KPPU subsequently requested the Supreme Court (SC) to consolidate the cases into the Central Jakarta District Court. Based on the SC’s decision letter dated April 12, 2011, the SC appointed the Central Jakarta District Court to investigate and resolve the case.On May 27, 2015 Central Jakarta District Court decided to that the Company, Telkomsel and seven other local operators win this case.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

40.  CONTINGENCIES (continued)

On July 23, 2015, KPPU filed an appeal to the SC regarding the case of SMS cartel practices.As of the date of approval and authorization for the issuance of the consolidated financial statements, there has not been any notification on the case from the SC.

b.     The Company is a defendant in a case filed in Makassar District Court by Andi Jindar Pakki and his affiliates over a landproperty at Jl. A.P. Pettarani. On May 8, 2013, the court pronounced its verdict and ordered the Company to pay fair compensation or to vacate and surrender the disputed land to the plaintiffs.

On May 20, 2013, the Company filed an appeal to the Makassar High Court. In December 2013, the Makassar High Court pronounced its verdict that was favorable to the plaintiffs and the Company filed an appeal to the Supreme Court.

On January 9, 2015, the Company received the SC Notice No. 226/Pdt.G/2012/PN.Mks. regarding the case in which rejected the Company’s appeal. On February 5, 2015, the Company requested for a judicial review of the case by the SC.

As of the date of approval and authorization for the issuance of the consolidated financial statements, there has not been any notification on the case from the SC.

41.  ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

      Assets and liabilities denominated in foreign currencies are as follows:

	December 31, 2015
	U.S. dollar (in millions)	Japanese yen (in millions)	Others* (in millions)	Rupiah equivalent (in billions)
Assets
Cash and cash equivalents	494.19	11.37	10.34	6,957
Other current financial assets	30.37	-	1.02	433
Trade receivables
Related parties	1.69	-	-	23
Third parties	104.19	-	1.18	1,453
Other receivables	0.40	-	0.10	7
Advances and other non-current assets	3.88	-	-	54
Total assets	634.72	11.37	12.64	8,927
Liabilities
Trade payables
Related parties	(0.42)	-	-	(6)
Third parties	(202.04)	(10.73)	(2.39)	(2,819)
Other payables	(22.26)	-	(1.65)	(330)
Accrued expenses	(34.45)	(25.45)	(0.18)	(481)
Advances from customers and suppliers	(0.48)	-	-	(7)
Current maturities of long-term liabilities	(12.04)	(767.90)	-	(254)
Promissory notes	(1.99)	-	-	(28)
Long-term liabilities - net of current maturities	(187.48)	(6,143.18)	-	(3,290)
Total liabilities	(461.16)	(6,947.26)	(4.22)	(7,215)
Assets (Liabilities) - net	173.56	(6,935.89)	8.42	1,712

* Assets and liabilities denominated in other foreign currencies are presented as U.S. dollar equivalents using the buy and sell rates quoted by Reuters prevailing at the end of the reporting period.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

41.  ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES (continued)

	December 31, 2014
	U.S. dollar (in millions) (As restated)	Japanese yen (in millions)	Others* (in millions)	Rupiah equivalent (in billions) (As restated)
Assets
Cash and cash equivalents	364.47	8.45	15.59	4,721
Other current financial assets	15.50	-	-	193
Trade receivables
Related parties	2.05	-	-	26
Third parties	85.00	-	2.83	1,088
Other receivables	0.39	-	0.11	6
Advances and other non-current assets	4.06	-	0.05	52
Total assets	471.47	8.45	18.58	6,086
Liabilities
Trade payables
Related parties	(0.21)	-	(0.16)	(5)
Third parties	(228.03)	(19.36)	(3.41)	(2,878)
Other payables	(3.42)	-	(1.15)	(57)
Accrued expenses	(65.91)	(27.39)	(1.02)	(836)
Short-term bank loan	(100.00)	-	-	(1,244)
Advances from customers and suppliers	(2.41)	-	(0.07)	(31)
Current maturities of long-term liabilities	(34.60)	(767.90)	-	(510)
Promissory notes	(7.16)	-	-	(88)
Long-term liabilities - net of current maturities	(71.00)	(6,911.08)	-	(1,597)
Total liabilities	(512.74)	(7,725.73)	(5.81)	(7,246)
Assets (Liabilities) - net	(41.27)	(7,717.28)	12.77	(1,160)

* Assets and liabilities denominated in other foreign currencies are presented as U.S. dollar equivalents using the buy and sell rates quoted by Reuters prevailing at the end of the reporting period.

The Group’s activities expose them to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign currency exchange rates, and interest rates.

If the Group reports monetary assets and liabilities in foreign currencies as of December 31, 2015 using the exchange rates on February 26, 2016, the unrealized foreign exchange loss amounted toRp98 billion.

42.  FINANCIAL RISK MANAGEMENT

1.     Financial risk management

The Group’s activities expose it to a variety of financial risks such as market risks (including foreign exchange risk and interest rate risk), credit risk and liquidity risk. Overall, the Group’s financial risk management program is intended to minimize losses on the financial assets and financial liabilities arising from fluctuation of foreign currency exchange rates and the fluctuation of interest rates. Management has a written policy for foreign currency risk management mainly on time deposit placements and hedging to cover foreign currency risk exposures for periods ranging from 3 up to 12 months.

Financial risk management is carried out by the Corporate Finance unit under policies approved by the Board of Directors. The Corporate Finance unit identifies, evaluates and hedges financial risks.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

42.  FINANCIAL RISK MANAGEMENT (continued)

1.  Financial risk management (continued)

a.   Foreign exchange risk

The Group is  exposed to foreign exchange risk on sales, purchases and borrowings that are denominated in foreign currencies. The foreign currency denominated transactions are primarily in U.S. dollars  and Japanese yen. The Group’s  exposures  to other foreign exchange rates are not material.

Increasing risks of foreign currency exchange rates on the obligations of the Group are expected to be offset by the effects of the exchange rates on time deposits and receivables in foreign currencies that are equal to at least 25% of the outstanding current foreign currency liabilities.

The following table presents the Group’s  financial assets and financial liabilities exposure to foreign currency risk:

	2015		2014
	U.S. dollar (in billions)	Japanese yen (in billions)	U.S. dollar(in billions) (As restated)	Japanese yen (in billions)
Financial assets	0.63	0.01	0.47	0.01
Financial liabilities	(0.46)	(6.95)	(0.51)	(7.73)
Net exposure	0.17	(6.94)	(0.04)	(7.72)

Sensitivity analysis

A strengthening of the U.S.dollar and Japanese yen, as indicated below, against the rupiah at December 31, 2015 would have decreased equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the reporting date. The analysis assumes that all other variables in particular interest rates, remain constant.

Equity/profit (loss)
December 31, 2015
U.S. dollar (1% strengthening)	23
Japanese yen (5% strengthening)	(40)

A weakening of the U.S.dollar  and Japanese yen  against the rupiah at December 31, 2015 would have had an equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

b.   Market price risk

      The Group is  exposed to changes in debt and equity market prices related to available-for-sale investments carried at fair value. Gains  and losses arising from changes in the fair value of available-for-sale investments are recognized in equity.

      The performance of the Group’s  available-for-sale investments is  monitored periodically, together with a regular assessment of their relevance to the Group’s  long-term strategic plans.

      As of December 31, 2015, management considered the price risk for the Group’s available-for-sale investments to be immaterial in terms of the possible impact on profit or loss and total equity from a reasonably possible change in fair value.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

42.  FINANCIAL RISK MANAGEMENT (continued)

1.     Financial risk management (continued)

c.   Interest rate risk

Interest rate fluctuation is monitored to minimize any negative impact to financial performance. Borrowings at variable interest rates expose the Group to interest rate risk (Notes 16, 17, 18, 19, and 20). To measure market risk pertaining to fluctuations in interest rates, the Groupprimarily uses  interest margin and maturity profile of the financial assets and liabilities based on changing schedule of the interest rate.

At reporting date, the interest rate profile of the Group’s interest-bearing borrowings was as follows:

	2015	2014
Fixed rate borrowings	(16,687)	(10,113)
Variable rate borrowings	(17,925)	(13,339)

Sensitivity analysis for variable rate borrowings

As of December 31, 2015, a decrease (increase) by 25  basis points in interest rates of variable rate borrowings would have increased (decreased) equity and profit or loss by Rp45 billion, respectively. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

      d.   Credit risk

The following table presents the maximum exposure to credit risk of the Group’s financial assets:

	2015	2014 (As restated)
Cash and cash equivalents	28,117	17,672
Other current financial assets	2,818	2,797
Trade and other receivables, net	7,872	7,380
Other non-current assets	379	546
Total	39,186	28,395

The Group is exposed to credit risk primarily from trade and other receivables. The credit risk is managed by continuous monitoring of outstanding balances and collection.

Trade and other receivables do not have any major concentration risk whereas no customer receivable balances exceed 5% of trade receivables of December 31, 2015.

Management is confident in its ability to continue to control and sustain minimal exposure to  credit risk given that the Group has recognized sufficient provision for impairment of receivables to cover incurred loss arising from uncollectible receivables based on existing historical data on credit losses.

e.   Liquidity risk

Liquidity risk arises in situations where the Group has  difficulties in fulfilling financial liabilities when they become due.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

42.  FINANCIAL RISK MANAGEMENT (continued)

1.     Financial risk management (continued)

e.   Liquidity risk (continued)

Prudent liquidity risk management implies maintaining sufficient cash in order to meetthe Group’s  financial obligations. The Group continuously performs  an analysis to monitor financial position ratios, such as liquidity ratios and debt-to-equity ratios,  against debt covenant requirements.

The following is the maturity profile of the Group’s financial liabilities:

	Carrying amount	Contractual cash flows	2016	2017	2018	2019	2020 and thereafter
December 31, 2015
Trade and other payables	14,284	(14,284)	(14,284)	-	-	-	-
Accrued expenses	8,247	(8,247)	(8,247)	-	-	-	-
Loans and other borrowings
Bank loans	18,964	(23,760)	(5,182)	(4,339)	(8,780)	(2,037)	(3,422)
Bonds and notes	9,548	(20,919)	(1,032)	(1,012)	(1,008)	(1,226)	(16,641)
Obligations under finance leases	4,580	(6,069)	(1,027)	(991)	(888)	(800)	(2,363)
Two-step loans	1,520	(1,791)	(293)	(282)	(247)	(219)	(750)
Total	57,143	(75,070)	(30,065)	(6,624)	(10,923)	(4,282)	(23,176)

	Carrying amount	Contractual cash flows	2015	2016	2017	2018	2019 and thereafter
December 31, 2014 (As restated)
Trade and other payables	12,476	(12,476)	(12,476)	-	-	-	-
Accrued expenses	5,211	(5,211)	(5,211)	-	-	-	-
Loans and other borrowings
Bank loans	13,740	(16,468)	(6,830)	(3,172)	(2,552)	(2,099)	(1,815)
Obligations under finance leases	4,789	(6,535)	(975)	(927)	(898)	(830)	(2,905)
Bonds and notes	3,308	(4,673)	(1,370)	(251)	(229)	(228)	(2,595)
Two-step loans	1,615	(1,944)	(282)	(274)	(264)	(230)	(894)
Total	41,139	(47,307)	(27,144)	(4,624)	(3,943)	(3,387)	(8,209)

The difference between the carrying amount and the contractual cash flows is interest value.

2.     Fair value of financial assets and financial liabilities

a.    Fair value measurement

Fair value is the amount for which an asset could be exchanged, or liability settled, in an arm’s length transaction.

The Group determined the fair value measurement for disclosure purposes of each class of financial assets and financial liabilities based on the following methods and assumptions:

(i)    The fair values of short-term financial assets and financial liabilities with maturities of one year or less (cash and cash equivalents, trade and other receivables, other current financial assets, trade and other payables, accrued expenses, and short-term bank loans) and other non-current assets are considered to approximate their carrying amounts as the impact of discounting is not significant.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

42.   FINANCIAL RISK MANAGEMENT (continued)

      2.   Fair value of financial assets and financial liabilities  (continued)

            a.    Fair value measurement (continued)

(ii)   The fair values of long-term financial asssets and financial liabilities (other non-current assets (long-term receivables and restricted cash) and liabilities) approximate their carrying amounts as they were measured based on the discounted future contractual cash flows.

(iii)  Available-for-sale financial assets primarily consist of mutual funds, Corporate and Government bonds. Mutual funds actively traded in an established market are stated at fair value using quoted market price or, if unquoted, determined using a valuation technique. Corporate and Government bonds are stated at fair value by reference to prices of similar securities at the reporting date.

(iv)  The fair values of long-term financial liabilities are estimated by discounting the future contractual cash flows of each liability at rates offered to the Group for similar liabilities  of comparable maturities by the bankers of the Group, except for bonds which are based on market prices.

The fair value estimates are inherently judgmental and involve various limitations, including:

a.   Fair values presented do not take into consideration the effect of future currency fluctuations.

b.   Estimated fair values are not necessarily indicative of the amounts that the Group would record upon disposal/termination of the financial assets and liabilities.

b.   Classification and fair value

The following table presents the carrying value and estimated fair values of the Group's financial assets and liabilities based on their classifications, other than those with carrying amounts that are reasonable approximation of fair values:

	December 31, 2015
	Trading	Loans and receivables	Available for sale	Other financial liabilities	Total carrying amount	Fair value
Cash and cash equivalents	-	28,117	-	-	28,117	28,117
Other current financial assets	-	2,658	160	-	2,818	2,818
Trade and other receivables, net	-	7,872	-	-	7,872	7,872
Other non-current assets	-	379	-	-	379	379
Total financial assets	-	39,026	160	-	39,186	39,186
Trade and other payables	-	-	-	(14,284)	(14,284)	(14,284)
Accrued expenses	-	-	-	(8,247)	(8,247)	(8,247)
Loans and other borrowings
Short-term bank loans	-	-	-	(602)	(602)	(602)
Long-term bank loans	-	-	-	(18,362)	(18,362)	(18,314)
Bond and notes	-	-	-	(9,548)	(9,548)	(9,541)
Obligation under finance lease	-	-	-	(4,580)	(4,580)	(4,580)
Two-step loans	-	-	-	(1,520)	(1,520)	(1,538)
Total financial liabilities	-	-	-	(57,143)	(57,143)	(57,106)

	December 31, 2014 (As restated)
	Trading	Loans and receivables	Available for sale	Other financial liabilities	Total carrying amount	Fair value
Cash and cash equivalents	-	17,672	-	-	17,672	17,672
Other current financial assets	-	2,543	254	-	2,797	2,797
Trade and other receivables, net	-	7,380	-	-	7,380	7,380
Other non-current assets	-	546	-	-	546	546
Total financial assets	-	28,141	254	-	28,395	28,395

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

42.  FINANCIAL RISK MANAGEMENT (continued)

2.     Fair value of financial assets and financial liabilities  (continued)

b.   Classification and fair value (continued)

	December 31, 2014
	Trading	Loans and receivables	Available for sale	Other financial liabilities	Total carrying amount	Fair value
Trade and other payables	-	-	-	(12,476)	(12,476)	(12,476)
Accrued expenses	-	-	-	(5,211)	(5,211)	(5,211)
Loans and other borrowings
Short-term bank loans	-	-	-	(1,810)	(1,810)	(1,810)
Long-term bank loans	-	-	-	(11,930)	(11,930)	(11,787)
Obligation under finance lease	-	-	-	(4,789)	(4,789)	(4,789)
Bonds and notes	-	-	-	(3,308)	(3,308)	(3,355)
Two-step loans	-	-	-	(1,615)	(1,615)	(1,650)
Total financial liabilities	-	-	-	(41,139)	(41,139)	(41,078)

c.    Fair value hierarchy

The table below presents the recorded amount of financial assets measured at fair value and limited mutual funds participation unit for debt-based securities where the Net Asset Value (“NAV”) per share of the investments information is not published as explained below:

	December 31, 2015
		Fair value measurement at reporting date using
	Fair Value	Quoted prices in active markets for identical assets or liabilities (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)
Financial assets
Available-for-sale securities	160	55	105	-
Fair value through profit or loss	172	-	-	172
Total	332	55	105	172

	December 31, 2014
		Fair value measurement at reporting date using
	Fair Value	Quoted prices in active markets for identical assets or liabilities(level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs(level 3)
Financial assets
Available-for-sale securities	254	52	202	-
Fair value through profit or loss	290	-	-	290
Total	544	52	202	290

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

42.  FINANCIAL RISK MANAGEMENT (continued)

2.     Fair value of financial assets and financial liabilities  (continued)

c.    Fair value hierarchy (continued)

      Available-for-sale financial assets primarily consist of mutual funds, and Corporate and Government bonds. Corporate and Government bonds are stated at fair value by reference to prices of similar securities at the reporting date. As they are not actively traded in an established market, these securities are classified as level 2.

      Financial asset at fair value through profit or loss represents the Put Option on the 20% remaining ownership in Indonusa which was received as part of the divestment considerations. Since the fair value is not observable and valuation technique is used to determine the fair value, this financial asset is classified as level 3.

Mutual funds actively traded in an established market are stated at fair value using quoted market price and classified within level 1. The valuation of the mutual funds invested in Corporate and Government bonds and put option requires significant management judgment due to the absence of quoted market prices, the inherent lack of liquidity and the long-term nature of such assets. As these investments are subject to restrictions on redemption (such as transfer restrictions and initial lock-up periods) and observable activity for the investments is limited, these investments are therefore classified within level 3 of the fair value hierarchy. Management considers, among other assumptions, the valuation and quoted price of the arrangement of the mutual funds.

Reconciliations of the beginning and ending balances for items measured at fair value using significant unobservable inputs (level 3) as of December 31, 2015 and 2014 are as follows:

	2015	2014
Beginning balance	290	297
Unrealized loss - recognized in consolidated statement of profit or loss and other comprehensive income	(118)	(7)
Ending balance	172	290

43.  CAPITAL MANAGEMENT

The capital structure of the Group is as follows:

	2015		2014 (As restated)
	Amount	Portion	Amount	Portion
Short-term debts	602	0.55%	1,810	1.98%
Long-term debts	34,010	30.99%	21,642	23.74%
Total debts	34,612	31.54%	23,452	25.72%
Equity attributable to owners of the parent company	75,136	68.46%	67,721	74.28%
Total	109,748	100.00%	91,173	100.00%

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

43.  CAPITAL MANAGEMENT (continued)

The Group’s  objectives when managing capital are to safeguard the Group’s  ability to continue as a going concern in order to provide returns for stockholders and benefits to other stakeholders and to maintain an optimum capital structure to minimize the cost of capital.

Periodically, the Group  conducts debt valuation to assess possibilities of refinancing existing debts with new ones, which have more efficient cost that will lead to more optimized cost-of-debt. In case of idle cash with limited investment opportunities, the Group  will consider buying back its shares of stock or paying dividend to its stockholders.

In addition to complying with loan covenants, the Group also maintains its capital structure at the level it believes will not risk its credit rating and which is comparable with its competitors.

Debt-to-equity ratio (comparing net interest-bearing debt to total equity) is a ratio, which is monitored by management to evaluate the Group’s  capital structure and review the effectiveness of the Group’s debts. The Group  monitors its debt levels to ensure the debt-to-equity ratio complies with or is below the ratio set out in its contractual borrowings arrangements and that such ratio is comparable or better than that of regional area entities in the telecommunications industry.

The Group’s debt-to-equity ratio as of December 31, 2015 and 2014 is as follows:

	2015	2014 (As restated)
Total interest-bearing debts	34,612	23,452
Less: cash and cash equivalents	(28,117)	(17,672)
Net debts	6,495	5,780
Total equity attributable to owners of the parent company	75,136	67,721
Net debt-to-equity ratio	8.64%	8.54%

As stated in Notes 18, 19  and 20, the Group  is required to maintain a certain debt-to-equity ratio and debt service coverage ratio by the lenders. For the years ended December 31, 2015 and 2014,the Group has complied with the externally imposed capital requirements.

44.  SUPPLEMENTAL CASH FLOWS INFORMATION

   The non-cash investing activities for the years ended December 31, 2015 and 2014 are as follows:

	2015	2014
Acquisition of property and equipment credited to:
Trade payables	4,979	5,621
Obligations under finance leases	452	528
Non-monetary exchange	-	126
Acquisition of intangible assets credited to trade payables	179	119

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

45.  SUBSEQUENT EVENTS

a.  On January 14, 2016, Telkom Akses received proceeds of bank loan from BNI credit facility amounting to Rp97 billion.

b.  On February 15, 2016, Telkomsel filed an appeal to the Tax Authorities for the underpayment of corporate income tax of Rp250 billion (including penalty of Rp81.1 billion). As of the date of approval and authorization for issuance of these financial statements, the appeal is still in process (see Note 30e.ii)

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

46.  SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN PSAK AND IFRS (INTERNATIONAL FINANCIAL REPORTING STANDARDS)

The following tables set forth a reconciliation of the consolidated statement of financial position as of December 31, 2015 and consolidated statements of profit or loss and other comprehensive income for the year ended December 31, 2015, in each case between PSAK and IFRS.

	PSAK	RECONCILIATION	IFRS
Consolidated STATEMENT OF FINANCIAL POSITION DECEMBER 31, 2015
ASSETS
CURRENT ASSETS
Cash and cash equivalents	28,117	-	28,117
Other current financial assets	2,818	-	2,818
Trade receivables - net of provision for impairment of receivables
Related parties	1,104	493	1,597
Third parties	6,413	(493)	5,920
Other receivables - net of provision for impairment of receivables	355	-	355
Inventories - net of provision for obsolescence	528	-	528
Advances and prepaid expenses	5,839	-	5,839
Claim tax for refund	66	-	66
Prepaid taxes	2,672	-	2,672
Total Current Assets	47,912	-	47,912
NON-CURRENT ASSETS
Long-term investments	1,807	-	1,807
Property and equipment - net of accumulated depreciation	103,700	(245)	103,455
Prepaid pension benefit costs	1,331	-	1,331
Advances and other non-current assets	7,153	-	7,153
Claim for tax refund-net of current portion	1,013	-	1,013
Intangible assets - net of accumulated amortization	3,056	-	3,056
Deferred tax assets - net	201	-	201
Total Non-current Assets	118,261	(245)	118,016
TOTAL ASSETS	166,173	(245)	165,928
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade payables
Related parties	2,075	1,329	3,404
Third parties	11,919	(1,329)	10,590
Other payables	290	-	290
Taxes payables	3,273	-	3,273
Accrued expenses	8,247	-	8,247
Unearned income	4,360	-	4,360
Advances from customers and suppliers	805	-	805
Short-term bank loans	602	-	602
Current maturities of long-term liabilities	3,842	-	3,842
Total Current Liabilities	35,413	-	35,413

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

46.  SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN PSAK AND IFRS (INTERNATIONAL FINANCIAL REPORTING STANDARDS) (continued)

	PSAK	RECONCILIATION	IFRS
NON-CURRENT LIABILITIES
Deferred tax liabilities - net	2,110	-	2,110
Other liabilities	382	-	382
Long service award provisions	501	-	501
Post-retirement health care benefit provisions	118	-	118
Pension and other post-retirement benefits	4,053	-	4,053
Long-term liabilities-net of current maturities
Obligations under finance leases	3,939	-	3,939
Two-step loans	1,296	-	1,296
Bonds and notes	9,499	-	9,499
Bank loans	15,434	-	15,434
Total Non-current Liabilities	37,332	-	37,332
TOTAL LIABILITIES	72,745	-	72,745
EQUITY
Capital stock	5,040	-	5,040
Additional paid-in capital	2,935	(478)	2,457
Treasury stock	(3,804)	-	(3,804)
Effect of change in equity of associated companies	386	(386)	-
Unrealized holding gain on available-for-sale securities	38	(38)	-
Translation adjustment	543	(543)	-
Difference due to acquisition of non-controlling
interests in subsidiaries	(508)	508	-
Other reserves	49	299	348
Retained earnings	70,457	436	70,893
Net equity attributable to:
Owners of the parent company	75,136	(202)	74,934
Non-controlling interests	18,292	(43)	18,249
TOTAL EQUITY	93,428	(245)	93,183
TOTAL LIABILITIES AND EQUITY	166,173	(245)	165,928

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

46.  SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN PSAK AND IFRS (INTERNATIONAL FINANCIAL REPORTING STANDARDS) (continued)

	PSAK	RECONCILIATION	IFRS
REVENUES	102,470	-	102,470
Operations, maintenance and telecommunication service expenses	(28,116)	-	(28,116)
Depreciation and amortization expenses	(18,534)	(38)	(18,572)
Personnel expenses	(11,874)	(11)	(11,885)
Interconnection expenses	(3,586)	-	(3,586)
General and administrative expenses	(4,204)	-	(4,204)
Marketing expenses	(3,275)	-	(3,275)
Loss on foreign exchange - net	(46)	-	(46)
Other income	1,500	-	1,500
Other expenses	(1,917)	-	(1,917)
OPERATING PROFIT	32,418	(49)	32,369
Finance income	1,407	-	1,407
Finance costs	(2,481)	-	(2,481)
Share of loss of associated companies	(2)	-	(2)
PROFIT BEFORE INCOME TAX	31,342	(49)	31,293
INCOME TAX EXPENSE	(8,025)	2	(8,023)
PROFIT FOR THE YEAR	23,317	(47)	23,270
OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation	128	-	128
Change in fair value of available-for-sale financial assets	(1)	-	(1)
Share of loss ofassociated companies	(2)	-	(2)
Actuarial gain of defined benefits plan, net of tax	506	(138)	368
Net Other Comprehensive Income	631	(138)	493
TOTAL COMPREHENSIVE INCOME FOR THE YEAR	23,948	(185)	23,763
Profit for the year attributable to:
Owners of the parent company	15,489	(38)	15,451
Non-controlling interests	7,828	(9)	7,819
	23,317	(47)	23,270
Total comprehensive income for the year attributable to:
Owners of the parent company	16,130	(127)	16,003
Non-controlling interests	7,818	(58)	7,760
	23,948	(185)	23,763
BASIC AND DILUTEDEARNINGS PER SHARE
(in full amount)
Net income per share	157.77	(0.39)	157.38
Net income per ADS(200 Series B shares per ADS)	31,553.37	(77.71)	31,475.66

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015 and for the Year Then Ended

(Figures in tables are expressedin billions of Rupiah, unless otherwise stated)

46.  SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN PSAK AND IFRS (INTERNATIONAL FINANCIAL REPORTING STANDARDS) (continued)

a.   Land rights

Under PSAK, land rights are recorded as part of property and equipment and are not amortized, unless there is indication that the extension or renewal of land rights is not expected to be or will not be received. Costs incurred to process the extension or renewal of land legal rights are recognized as intangible assets and amortized over the shorter of the term of the land rights or the economic life of the land.

Under IFRS, land rights are accounted for as finance lease and presented as part of property and equipment. Land rights are amortized over the lease term.

b.   Related partytransactions

Under Bapepam - LK Regulation No. VIII.G.7 regarding the Presentation and Disclosures of Financial Statements of Issuers or Public Companies, a government-related entity is an entity that is controlled, jointly controlled or significantly influenced by a government. Government in this context is the Ministry of Finance or the Local Government, as the shareholder of the entity.

Under IFRS, a government-related entity is an entity that is controlled, jointly controlled or significantly influenced by a government. Government in this context refers to the Government of Indonesia, government agencies and similar bodies whether local, national or international.